HOLLINGER INC.

ANNUAL INFORMATION FORM

March 7, 2007

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	1
GLOSSARY OF TERMS	2
CORPORATE STRUCTURE	10
GENERAL DEVELOPMENT OF THE CORPORATION AND ITS BUSINESS	16
DESCRIPTION OF THE BUSINESS	34
RISK FACTORS	36
DIVIDENDS	45
CAPITAL STRUCTURE	46
MARKET FOR SECURITIES	47
DIRECTORS AND OFFICERS	50
2006 EXECUTIVE COMPENSATION	57
2005 EXECUTIVE COMPENSATION	65
EQUITY COMPENSATION PLANS	71
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	72
LEGAL PROCEEDINGS	72
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	84
MATERIAL CONTRACTS	87
TRANSFER AND REGISTRAR AGENT	88
AUDIT COMMITTEE	88
AUDITORS	89
INTERESTS OF EXPERTS	89
ADDITIONAL INFORMATION	90

EXHIBITS

EXHIBIT A – CHARTER OF THE AUDIT COMMITTEE OF HOLLINGER INC.	A-1

-i-

Unless otherwise indicated or the context otherwise indicates, in this document "Hollinger" and the "Corporation" refer to Hollinger Inc.

Unless otherwise stated, all amounts are expressed in Canadian dollars.

The information contained in this Annual Information Form is given as of March 31, 2006 except where otherwise indicated.  The information contained herein concerning Sun-Times Media Group, Inc. and its subsidiaries has been taken from, or is based on, publicly available documents or records on file with Canadian securities regulatory authorities and other public sources and has not been independently verified by Hollinger.  Hollinger has no nominees on the Sun-Times board of directors and has no access to non-public information about Sun-Times.

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains certain forward-looking statements.  Words such as "will", "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" and variations of such words and similar expressions are intended to identify these forward-looking statements.  Specifically, and without limiting the generality of the foregoing, all statements included in this Annual Information Form that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such items as business strategies and measures to implement such strategies, competitive strengths, goals, expansion and growth, or references to the litigation or future success of the Corporation, its subsidiaries and the companies or partnerships in which the Corporation has equity investments are forward-looking statements.  Actual results could differ materially from those reflected in the forward-looking statements as a result of:  (i) general economic market or business conditions; (ii) the opportunities (or lack thereof) that may be presented to and pursued by the Corporation; (iii) competitive actions by other entities; (iv) changes in laws; (v) the outcome of litigation or regulatory proceedings; and (vi) other factors, many of which are beyond the control of the Corporation.

All written and oral forward-looking statements attributable to the Corporation, or persons acting on its behalf, are expressly qualified in their entirety by the cautionary statements set forth above.  Readers of this Annual Information Form are cautioned not to place undue reliance on forward-looking statements contained in this Annual Information Form, which reflect the analysis of management only as of the date of this Annual Information Form, or such date as is otherwise indicated.  The Corporation undertakes no obligation to release publicly the results of any revision to these forward-looking statements which may be made to reflect events or circumstances after the date of this Annual Information Form or to reflect the occurrence of unanticipated events.

GLOSSARY OF TERMS

Capitalized terms used but not otherwise defined in this Annual Information Form have the following meanings:

"2004 Unaudited Balance Sheet" means the unaudited consolidated balance sheet of the Corporation dated as at September 30, 2004 prepared on a non-GAAP alternative basis;

"2005 Financial Year" means the Corporation's financial year for the 12-month period ended December 31, 2005;

"2006 Financial Year" means the Corporation's transitional financial year for the three-month period ended March 31, 2006;

"Advisory Agreement" means the advisory agreement dated November 11, 2005 and effective as of July 15, 2005, between the Corporation, Benson Consulting and Benson;

"Advisory Agreement MOA" means the memorandum of agreement dated January 15, 2007 between Benson Consulting, Benson and the Corporation providing for, among other things, the termination of the Advisory Agreement;

"AIF" means this Annual Information Form;

"Amiel-Black" means Barbara Amiel-Black;

"Argus" means Argus Corporation Limited;

"ASA" means the Securities Act (Alberta) as amended, and all regulations promulgated thereunder;

"Atkinson" means Peter Y. Atkinson;

"Audit Committee" means the audit committee of the Corporation;

"BCSA" means the Securities Act (British Columbia) as amended, and all regulations promulgated thereunder;

"Beck" means Stanley M. Beck, Q.C.;

"Benson" means Randall C. Benson;

"Benson Consulting" means RC Benson Consulting Inc., formerly called 1379074 Ontario Ltd.;

"Black" means Conrad Black;

"Board" or "Board of Directors" means the board of directors of the Corporation;

"Boultbee" means John A. Boultbee;

"CanWest" means CanWest Global Communications Corp.;

"Carroll" means Paul A. Carroll, Q.C.;

"Catalyst" means Catalyst Fund General Partner I Inc., a private equity fund managed by Catalyst Capital Group Inc., in respect of which Glassman is the Managing Partner;

"CBCA" means the Canada Business Corporations Act, as amended, and all regulations promulgated thereunder;

"CCAA" means the Companies' Creditors Arrangement Act (Canada), as amended, and all regulations promulgated thereunder;

"CICA Handbook" means the Canadian Institute of Chartered Accountants Handbook;

"Colson" means Daniel W. Colson;

"Common Shares" means the retractable common shares of the Corporation;

"Consent" means the Consent Agreement entered into March 10, 2003 between Sun-Times and Wachovia Trust Corporation;

"Contribution Agreement" means the contribution agreement entered into in March 2003 between the Corporation, RMI and RCL under which RCL agreed, among other things, to guarantee RMI's obligations under the Support Agreement;

"Co-operation Agreement" means the co-operation agreement entered into between the Corporation and the United States Attorney's Office for the Northern District of Illinois on May 15, 2006 wherein the Corporation agreed to co-operate with the United States Attorney's Office's ongoing investigation and prosecution of Black, Boultbee, Atkinson, Kipnis and RCL;

"CRC" means the Corporate Review Committee of the Sun-Times Board;

"Delaware Order" means the Order and Judgment entered by the Court of Chancery of the State of Delaware on June 28, 2004;

"Directors' Share Unit Plan" means the Corporation's Directors' Share Unit Plan, as approved and adopted by the Board on February 24, 1999 and amended as of February 6, 2004;

"Domgroup" means Domgroup Ltd., a wholly owned subsidiary of the Corporation;

"Drinkwater" means David W. Drinkwater;

"ELR" means Editorial La Razon, S.A., a wholly owned subsidiary of the Corporation;

"First Indenture" means the indenture governing the First Senior Secured Notes dated as of March 10, 2003 between the Corporation, as issuer, Delaware Trust Company, National Association (formerly Wachovia Trust Company, National Association), as trustee, RMI and 4322525 Canada Inc. (formerly 504468 N.B. Inc.), as guarantors, and RCL and Sugra Limited, as amended by the supplemental indenture dated as of September 30, 2004 and as otherwise amended, amended and restated, supplemented or otherwise modified from time to time;

"First Senior Secured Notes" means the Corporation's 11.875% senior secured notes due March 1, 2011 issued pursuant to the First Indenture on March 10, 2003;

"GAAP" means Canadian generally accepted accounting principles in effect from time to time;

"Gillespie" means Robert Gillespie;

"Glacier" means Glacier Ventures International Corp.;

"Glassman" means Newton G.Z. Glassman;

"HCN" means Hollinger Canadian Newspapers, Limited Partnership;

"HCPH Co." means Hollinger Canadian Publishing Holdings Co.;

"Hodgson" means Patrick W.E. Hodgson;

"Hollinger Consent Order" means the Consent Order approved on July 8, 2005 by Justice Colin L. Campbell of the Ontario Court reconstituting the Board of Directors;

"Hollinger Independent Directors' Trust" means the trust formed pursuant to a trust and contribution agreement dated June 30, 2004 in support of the Corporation's indemnification obligations to certain former directors;

"Indentures" means, collectively, the First Indenture and the Second Indenture;

"Inspection" means the investigation conducted by the Inspector of the affairs of the Corporation as ordered by Justice Colin L. Campbell of the Ontario Court on September 3, 2004;

"Inspector" means Ernst & Young Inc.;

"Interim Directors" means the following five former directors of the Corporation who served on the Board for a period during 2004 and 2005:  Carroll, Metcalfe, Vale, Walker and Wakefield;

"Kipnis" means Mark Kipnis;

"KPMG Canada" means KPMG LLP, a Canadian limited liability partnership;

"KPMG USA" means KPMG LLP, a U.S. limited liability partnership;

"Loss of Control" means ceasing to control or exercise significant influence over a corporation, as those terms are defined in the CICA Handbook;

"Mareva Injunction" means injunctive relief granted by a court to prevent a defendant from disposing of its assets;

"MCTO" means the final cease trade order issued by the OSC on June 1, 2004, as amended, prohibiting certain then current and former directors, officers and insiders of the Corporation from trading in securities of the Corporation, subject to certain exceptions;

"MD&A" means management's discussion and analysis;

"Metcalfe" means Robert J. Metcalfe;

"MI 52-110" means Multilateral Instrument 52-110 - Audit Committees;

"Mitchell" means Ronald B. Mitchell;

"MRRS Decision Document" means the decision of the OSC and the securities regulatory authorities of certain other provinces of Canada dated December 7, 2006, granting to the Corporation exemptive relief from certain requirements of applicable securities laws;

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations;

"Ontario Court" means the Ontario Superior Court of Justice;

"Option Plan" means the Corporation's Amended and Restated Executive Share Option Plan dated September 14, 1994 and amended December 3, 1996;

"OSA" means the Securities Act (Ontario), as amended, and all regulations promulgated thereunder;

"OSC" means the Ontario Securities Commission;

"OSC Hearing" means the hearing scheduled in connection with the OSC Notice of Hearing and a Statement of Allegations dated March 18, 2005;

"Other Milestones" means the milestones under the Advisory Agreement, other than the Ravelston Receivable Milestone and the Ravelston Litigation Milestone, in relation to material projects, actions, transactions and/or agreements in respect of the Corporation or any asset, liability, ownership interest claim, proceeding or circumstance relating to the Corporation which are not in the ordinary course or of a routine nature;

"Perle" means Richard N. Perle;

"PGWML" means Peter G. White Management Ltd., a corporation controlled by White;

"PHIL" means Press Holdings International Limited;

"Preference Shares" means the preference shares of the Corporation, of which as at each of March 31, 2006 and December 31, 2005, only Series II Preference Shares are outstanding;

"Publishing" means Hollinger International Publishing Inc., a wholly owned subsidiary of Sun-Times;

"Radler" means F. David Radler;

"Rattee" means David A. Rattee;

"Ravelston Entities" means RCL and associated parties other than the Corporation and its subsidiaries;

"Ravelston Litigation Milestone" means the milestones under the Advisory Agreement relating to certain of the Corporation's claims against the Corporation's past and current direct and indirect shareholders, and certain past directors, officers, employees and related parties, including certain of the Ravelston Entities, in respect of which the Corporation has commenced a legal proceeding;

"Ravelston Milestone Fees" means fees in relation to the achievement of the Ravelston Receivable Milestone and the Ravelston Litigation Milestone under the Advisory Agreement;

"Ravelston Receivable Milestone" means the milestones under the Advisory Agreement relating to certain amounts payable to the Corporation by the Ravelston Entities;

"RCL" means The Ravelston Corporation Limited, a corporation existing under the laws of the Province of Ontario;

"Receivership and CCAA Orders" means the orders issued by Justice James Farley of the Ontario Court on April 20, 2005 whereby RCL and RMI were (i) placed in receivership pursuant to the Courts of Justice Act (Ontario) and (ii) granted protection pursuant to the CCAA and the Bankruptcy and Insolvency Act (Canada);

"Restructuring Agreement" means the agreement between Sun-Times and Black dated November 15, 2003 providing for, among other things, restitution by the Corporation, Black, Radler, Boultbee and Atkinson to Sun-Times of the full amount of the unauthorized "non-competition" payments, plus interest and termination of the Services Agreements;

"Richter" means RSM Richter Inc., in its capacity as receiver and manager of RCL and RMI under the Receivership and CCAA Orders;

"RMI" means Ravelston Management Inc., a corporation existing under the laws of the Province of Ontario and a wholly owned subsidiary of RCL;

"SEC" means the United States Securities and Exchange Commission;

"SEC Action" means the action filed on November 15, 2004 by the SEC in the United States District for the Northern District of Illinois against Black, Radler and the Corporation;

"Second Indenture" means the indenture governing the Second Senior Secured Notes dated as of September 30, 2004 between the Corporation, as issuer, HSBC Bank USA, National Association, as trustee, RMI and 4322525 Canada Inc. (formerly 504468 N.B. Inc.), as guarantors, and RCL and Sugra Limited, as amended, amended and restated, supplemented or otherwise modified from time to time;

"Second Senior Secured Notes" means the Corporation's 11.875% senior secured notes due March 1, 2011 issued pursuant to the Second Indenture on September 30, 2004;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Senior Secured Notes" means, collectively, the First Senior Secured Notes and the Second Senior Secured Notes;

"Series I Preference Shares" means the exchangeable non-voting preference shares series I of the Corporation, none of which are outstanding as of the date hereof;

"Series II Preference Shares" means the exchangeable non-voting preference shares series II of the Corporation;

"Series III Preference Shares" means the non-voting preference shares series III of the Corporation, none of which are outstanding as of the date hereof;

"Services Agreements" means the management services agreements entered into between RCL and Sun-Times and its subsidiaries that were transferred to RMI in July 2002 and terminated pursuant to the Restructuring Agreement as of June 1, 2004;

"Special Monitor" means Richard C. Breeden, the special monitor of the Sun-Times Board appointed in certain circumstances pursuant to the Sun-Times Consent Order;

"Strategic Process" means the process adopted by the Sun-Times Board on or about November 15, 2003 involving the consideration and assessment of a range of alternative strategic transactions;

"Subscription Receipts" means the subscription receipts offered and sold by the Corporation on April 7, 2004;

"Sun-Times" means Sun-Times Media Group, Inc. (formerly Hollinger International Inc.), a corporation existing under the laws of the State of Delaware;

"Sun-Times 2004 SEC Action" means the matter of the United States Securities and Exchange Commission v. Hollinger International Inc. brought in the U.S. District Court for the Northern District of Illinois;

"Sun-Times A Shares" means the Class A Common Stock of Sun-Times;

"Sun-Times Audit Committee" means the audit committee of Sun-Times;

"Sun-Times B Shares" means the Class B Common Stock of Sun-Times;

"Sun-Times Board" means the board of directors of Sun-Times;

"Sun-Times Consent Order" means the Court Order issued January 16, 2004 by the United States District Court for the Northern District of Illinois in the January 2004 SEC Action;

"Sun-Times Executive Committee" means the executive committee of the Sun-Times Board;

"Sun-Times News Group" means the Sun-Times News Group operating segment of Sun-Times, consisting of more than 100 newspapers and associated websites and news products in the greater Chicago metropolitan area;

"Sun-Times Special Committee" means the special committee established by the Sun-Times Board in June 2003;

"Sun-Times SRP" means the shareholders' rights plan adopted by Sun-Times on January 25, 2004;

"Sun-Times SRP Right" means a preferred share purchase right issued pursuant to the Sun-Times SRP;

"Support Agreement" means the support agreement entered into in March 2003 between RMI and the Corporation in connection with the Corporation's issuance of the First Senior Secured Notes;

"Tax Act" means the Income Tax Act (Canada), including all regulations made thereunder, and all amendments to such statute and regulations from time to time;

"Telegraph Group" means the Telegraph Group Limited, which consisted of The Daily Telegraph, The Sunday Telegraph, The Weekly Telegraph, telegraph.co.uk and The Spectator and Apollo magazines;

"TSI" means 10 Toronto Street Inc., a wholly owned indirect subsidiary of the Corporation;

"TSX" means the Toronto Stock Exchange;

"US$" means United States dollars;

"Vale" means Donald M.J. Vale;

"VC&Co." means VC & Co. Incorporated, a corporation controlled by Voorheis;

"Voorheis" means G. Wesley Voorheis;

"Voorheis Engagement Agreement" means the agreement dated January 15, 2007 between the Corporation, VC&Co. and Voorheis, pursuant to which Voorheis agreed to act as a senior executive of the Corporation subject to the satisfaction of certain conditions;

"Wakefield" means Allan Wakefield;

"Walker" means Gordon W. Walker, Q.C.;

"White" means Peter G. White;

"Wright" means Joseph H. Wright; and

"Zeifman" or the "Auditors" means Zeifman & Company, LLP, the auditors of the Corporation.

CORPORATE STRUCTURE

Name and Incorporation

Hollinger is the continuing corporation, under the CBCA, resulting from the 1985 amalgamation of Argent Holdings Inc., Hollinger Argus Limited (incorporated June 28, 1910) and Labmin Resources Limited.  The head and registered office of the Corporation is 10 Toronto Street, Toronto, Ontario M5C 2B7.  The Corporation is a "mutual fund corporation" under the Tax Act.

Intercorporate Relationships

The following simplified chart shows the basic corporate structure of the Corporation and its subsidiaries and operating segments, their jurisdictions of incorporation and the percentage of voting securities beneficially owned, or over which control or direction is exercised, by the Corporation as at December 31, 2006.

Notes:
(a)	4322525 Canada Inc. was formerly 504468 N.B. Inc.
(b)	The Corporation owns in the aggregate, directly and indirectly, shares of Sun-Times that represent an approximate equity interest of 19.7% and a voting interest of 70.1%.
(c)
The total number of Sun-Times A Shares and Sun-Times B Shares owned directly and indirectly by the Corporation has not changed since December 31, 2005.  As at December 31, 2005 (prior to the buyback of shares by Sun-Times through its common stock repurchase program, which came into effect on March 15, 2006), the Corporation owned shares of Sun-Times that represented an approximate 17.4% equity interest and 66.8% voting interest in Sun-Times.

Capital Structure

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Preference Shares, issuable in series.  As of each of December 31, 2006, March 31, 2006 and December 31, 2005, 34,945,776 Common Shares and 1,701,995 Series II Preference Shares were issued and outstanding.

Each of the outstanding shares of the Corporation is retractable at the option of the holder.  The outstanding Common Shares and Series II Preference Shares are listed on the TSX under the symbols "HLG.C" and "HLG.PR.B", respectively.

The Common Shares are retractable, at the option of the holder, for an amount based on the market value of the Corporation's net assets, determined on a non-consolidated basis.  The Corporation's Series II Preference Shares are retractable at the option of the holder, for an amount based on the market trading value of Sun-Times A Shares.

On retraction, each Series II Preference Share is exchangeable into 0.46 of a Sun-Times A Share held by the Corporation or, at the Corporation's option, cash of equivalent value.  In certain circumstances, the Corporation may also satisfy its obligation to deliver Sun-Times A Shares on a retraction of Series II Preference Shares by delivering Sun-Times A Shares that are subject to restrictions on resale in accordance with applicable securities laws.

Until certain events of default under the Indentures are remedied or waived, the terms of the Indentures prevent the Corporation from honouring retractions of the Common Shares and the Series II Preference Shares.  See "– Senior Secured Notes".

Senior Secured Notes

The Corporation has outstanding US$78 million principal amount of the First Senior Secured Notes and US$15 million principal amount of the Second Senior Secured Notes.  The Senior Secured Notes are fully and unconditionally guaranteed by RMI and certain wholly owned subsidiaries of the Corporation.  The First Senior Secured Notes are secured by, among other things, a first priority lien on the 14,990,000 Sun-Times B Shares owned, directly or indirectly, by the Corporation.  The Second Senior Secured Notes are secured by a second priority lien on the same 14,990,000 Sun-Times B Shares.  Under the terms of the Indentures, the Corporation is subject to certain financial covenants and other restrictions.

Under the terms of the Indentures, the Corporation was required to cause an exchange offer registration statement to be declared effective with the SEC under the United StatesSecurities Act of 1933, as amended, within a certain period of time.  As a result of this registration default, the annual interest rate on the Senior Secured Notes increased by 0.5% to 12⅜% from November 4, 2003.  The annual interest rate increased by an additional 0.5% on February 2, 2004, resulting in the maximum additional interest rate of 1.0% per year over the 11⅞% interest rate on the Senior Secured Notes until such time as the registration default is cured, whereupon the interest rate would revert to the original level.  The registration of the securities has not been and is not being sought by the Corporation.

As a result of the Corporation's inability to file its financial statements as at and for the year ended December 31, 2003 with Canadian securities regulatory authorities, and its inability to file its 2003 Form 20-F with the SEC within the required time period, subsequent to June 30, 2004, the Corporation was not in compliance with its obligations to deliver to relevant parties such documents as required under the Indentures.  This non-compliance led to a default under the Indentures.  However on September 30, 2004, the Corporation sought and obtained a waiver with respect to this event of default.  At such time, the Corporation also sought and obtained consent for a temporary suspension of the Corporation's obligation under the Indentures to furnish relevant parties with periodic and other reports under applicable U.S. federal securities laws until January 1, 2006.  A consent fee equal to 3.5% of the US$78 million of the First Senior Secured Notes outstanding at that time or $3.5 million (US$2.7 million) was paid. As a result of the Corporation's inability to file its financial statements by such date, the Corporation was required to pay a penalty in an amount equal to 0.50% of the principal amount of the Senior Secured Notes outstanding as of December 31, 2005 to the trustees under the Indentures.

As a result of the commencement of insolvency proceedings by RMI, a guarantor of the Senior Secured Notes, an event of default occurred under the terms of the Indentures.  As a result, the relevant trustee under the Indentures or the holders of at least 25% of the outstanding principal amount of the Senior Secured Notes have the right to accelerate the maturity of the Senior Secured Notes.  Until such event of default is remedied or a waiver is provided by holders of the Senior Secured Notes, the terms of each Indenture also prevent the Corporation from honouring retractions of its Common Shares and Series II Preference Shares submitted after April 19, 2005.  As of December 31, 2006, March 31, 2006 and December 31, 2005, there were retraction notices, net of subsequent withdrawals and cancellations, from holders of 153,846 Common Shares at a retraction price of $9.00 per share and 211 Common Shares at a retraction price of $7.25 per share, which are unable to be completed at the present time.

The Corporation did not receive the minimum aggregate cash payments from RMI, Sun-Times and its subsidiaries as required under the terms of the Indentures in the 2006 Financial Year.  As a result, in addition to the continuing defaults and events of default referred to above, another event of default under the Senior Secured Notes has occurred.

On each of September 1, 2006 and March 1, 2007, the Corporation paid US$6.0 million to holders of Senior Secured Notes in respect of its semi-annual interest payment obligations.  While there are certain continuing defaults under the Senior Secured Notes, there are no payment defaults.

At the close of business on March 1, 2007, the closing trading price of the Sun-Times A Shares was US$5.41.  Based on this trading price, the market value of the Corporation's holdings in Sun-Times was approximately $85.3 million.  As of March 1, 2007, there was approximately US$81.1 million aggregate collateral securing the US$78 million principal amount of the First Senior Secured Notes and the US$15 million principal amount of the Second Senior Secured Notes outstanding.

Ownership of Securities of the Corporation

As of December 31, 2006, none of the directors and executive officers of the Corporation, or, to the knowledge of the Corporation or such directors and executive officers, after reasonable enquiry, (i) their respective associates, (ii) any person or company holding more than 10% of any class of equity securities of the Corporation, or (iii) any person or company acting jointly or in concert with the Corporation, beneficially owns, directly or indirectly, or controls or exercises direction over, any securities of the Corporation or its subsidiaries, except for:

(a)
RCL, which beneficially owns, directly or indirectly, or exercises control or direction over, a total of 27,363,170 Common Shares or approximately 78.3% of the issued and outstanding Common Shares and a total of 66,377 Series II Preference Shares or approximately 3.9% of the issued and outstanding Series II Preference Shares.[1]  RCL is currently in receivership and under the control and direction of Richter in accordance with the Receivership and CCAA Orders.  Richter therefore exercises control or direction over approximately 78.3% of the outstanding Common Shares;

(b)
Catalyst, which beneficially owns, directly or indirectly, or exercises control or direction over, a total of 882,323 Common Shares or approximately 2.5% of the issued and outstanding Common Shares, a total of 1,398,000 Series II Preference Shares or approximately 80% of the issued and outstanding Series II Preference Shares and 585 Sun-Times A Shares or less than 0.1% of the issued and outstanding Sun-Times A Shares;[2]

(c)	VC&Co., a corporation controlled by Voorheis, which beneficially owns a total of 1,000 Common Shares or less than 0.1% of the issued and outstanding Common Shares;

(d)	Hodgson, who beneficially owns a total of 118,100 Common Shares or approximately 0.3% of the issued and outstanding Common Shares; and

(e)	Beck, who beneficially owns a total of 3,525.67 Sun-Times A Shares or less than 0.1% of the issued and outstanding Sun-Times A Shares.

Management and Insider Cease Trade Orders

On May 18, 2004, as a result of the inability of the Corporation to file financial statements on a timely basis as required under the OSA, the OSC issued a temporary cease trade order that prohibited certain then current and former directors, officers and insiders of the Corporation from trading in securities of the Corporation, subject to certain exceptions.  On June 1, 2004, the OSC issued the MCTO.  The MCTO was subsequently varied on March 8, 2005, August 10, 2005 and April 28, 2006.  The April 28, 2006 variation added the then current directors and officers of the Corporation to the list of persons subject to the MCTO.  The MCTO currently remains in effect.  In order to have the MCTO revoked, the Corporation must make an application to the OSC.  The Corporation intends to make such an application following the filing of this AIF and certain of its other continuous disclosure documents on SEDAR.

1.
RCL's ownership of Common Shares and Series II Preference Shares, expressed in each case as a number and as a percentage of the total outstanding number, was the same as at each of March 31, 2006 and December 31, 2005.

2.
Catalyst's ownership of Common Shares, Series II Preference Shares and Sun-Times A Shares, expressed in each case as a number and as a percentage of the total outstanding number, was the same as at each of March 31, 2006 and December 31, 2005.

Certain related orders were also issued by the Securities Commissions of British Columbia and Alberta.  See "General Development of the Corporation and its Business − Management and Insider Cease Trade Orders".

Sun-Times' Shareholders' Rights Plan

On January 25, 2004, Sun-Times adopted the Sun-Times SRP.  The Sun-Times SRP is an anti-takeover device designed to deter direct or indirect acquisitions of Sun-Times stock beyond a specified percentage voting interest (in this case, 20%) without the approval of the Sun-Times Board.  See "General Development of the Corporation and Its Business – Sun-Times' Shareholders' Rights Plan".

Under the Sun-Times SRP, each Sun-Times shareholder holds a right, initially stapled to the Sun-Times A Shares and Sun-Times B Shares, that becomes exercisable only in certain circumstances.  If a person becomes the "Beneficial Owner" of a 20% voting interest, that person becomes an "Acquiring Person" and the rights cease to be stapled and become exercisable.  Every shareholder, other than the Acquiring Person and its "Affiliates" and "Associates", then becomes entitled to purchase, for each right, $50 worth of Sun-Times A Shares at 50% of the then prevailing market value.  The Acquiring Person's rights, together with those held by any Affiliate or Associate of the Acquiring Person, are voided so it cannot purchase discount stock with the result that it suffers massive dilution.

When the Sun-Times SRP was adopted, the Corporation, as the holder of more than a 20% voting interest, was excluded from the definition of "Acquiring Person" so that it would not immediately trigger the Sun-Times SRP and suffer dilution.  When Richter became the receiver for RCL and RMI, the Sun-Times SRP was amended to exclude Richter from the definition of "Acquiring Person" as well, subject to certain conditions.

Although it is currently exempt from the definition of an "Acquiring Person", the Corporation will become an "Acquiring Person" if:

(a)	the Corporation ceases to be a subsidiary of RCL;

(b)	Richter or the Corporation purchases or otherwise becomes the beneficial owner of any additional shares of Sun-Times; or

(c)	Richter ceases to be the receiver for RCL.

If, as a result of the sale by Richter, as receiver for RCL, of the Common Shares or the issuance of additional shares by the Corporation, RCL were to cease to own a majority of the voting power of the Corporation, the Corporation would become an Acquiring Person, thereby triggering the Sun-Times SRP and its dilutive effect.

Under the Sun-Times SRP, ownership of shares of the Corporation can constitute deemed beneficial ownership of Sun-Times shares and thereby trigger the Sun-Times SRP.  This occurs in circumstances in which the Corporation becomes an Affiliate or Associate of one of its shareholders.  Determining whether someone has become an Acquiring Person requires the aggregation of the holdings of that person with its Affiliates and Associates.  By virtue of the size of the Corporation's holdings in Sun-Times, if anyone became an Affiliate or Associate of the Corporation, that person would automatically become an Acquiring Person under the Sun-Times SRP.  However, the Sun-Times SRP has a proviso to the definition of "Beneficial Ownership" that effectively limits deemed beneficial ownership in the case of "non-controlled" Affiliates and Associates.

GENERAL DEVELOPMENT OF THE CORPORATION AND ITS BUSINESS

Overview

The Corporation is a holding company whose principal asset is its equity and voting interest in Sun-Times, a newspaper publisher formerly known as Hollinger International Inc., the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments.  The Corporation also owns a portfolio of commercial real estate in Canada, from which property sales have contributed to the Corporation's earnings and cash flow.  As of December 31, 2006, the Corporation had sold, or had entered into agreements to sell, properties comprising a significant portion of this commercial real estate portfolio.  As of December 31, 2006, the Corporation owned, directly or indirectly, 782,923 Sun-Times A Shares and 14,990,000 Sun-Times B Shares, being approximately 19.7% of the equity and 70.1% of the voting interest in Sun-Times.3

All of the Corporation's Sun-Times A Shares are held in escrow in support of future retractions of its Series II Preference Shares.  All of the Corporation's Sun-Times B Shares are pledged as security in connection with the Senior Secured Notes.

In its financial statements in respect of periods ending on or before September 30, 2003, the Corporation accounted for its investment in Sun-Times using the consolidation method, as it exercised "control" over Sun-Times, as that term is defined in the CICA Handbook.  The business and affairs of the Corporation, Sun-Times and their respective subsidiaries were predicated on the fact that, as the majority shareholder of Sun-Times, the Corporation controlled Sun-Times in that it managed, or supervised the management of, the business and affairs of Sun-Times.  However, during and following November 2003, certain events occurred that caused the Corporation to experience a Loss of Control over Sun-Times.

The following is a chronological summary of recent events that have influenced the general development of the business of the Corporation.

Support Agreement and First Senior Secured Notes

On March 10, 2003, the Corporation issued US$120 million aggregate principal amount of First Senior Secured Notes, which were secured by, among other things, a first priority lien on the Sun-Times B Shares owned, directly or indirectly, by the Corporation.  The net proceeds totalled approximately US$114 million, before expenses.  The proceeds were used by the Corporation as to US$94.3 million to repay indebtedness owed to its banks and to RCL, and as to US$11.5 million to advance a subordinated loan to RCL, which has since been repaid, and the balance was used for general corporate purposes.  On the date of issue by the Corporation of the First Senior Secured Notes, RMI entered into the Support Agreement under which RMI agreed to make annual support payments in cash to the Corporation on a periodic basis by way of contributions to the capital of the Corporation or subordinated debt.  The Corporation, RMI and RCL also entered into the Contribution Agreement.  Under the Contribution Agreement, RCL unconditionally guaranteed RMI's obligations under the Support Agreement, with such guarantee supported by a pledge of RCL's shares of RMI.  The amount of the annual support payments is equal to the greater of (a) the non-consolidated negative net cash flow of the Corporation (which does not extend to outlays for retractions and redemptions in respect of the share capital of the Corporation), or (b) US$14 million per year (less any future payments of services agreement fees directly to the Corporation, and any excess in the net dividend amount received by the Corporation on the shares of Sun-Times that is over $4.7 million per year), in either case, as reduced by any permanent repayment of debt owing by RCL to the Corporation.  The Support Agreement terminates upon the repayment in full of the Senior Secured Notes.

[3]
The total number of Sun-Times A Shares and Sun-Times B Shares owned directly and indirectly by the Corporation has not changed since December 31, 2005. As at each of March 31, 2006 and December 31, 2005, the Corporation owned approximately 17.4% of the equity and 66.8% of the voting interest in Sun-Times.

RCL and RMI have defaulted on their obligations under the Support Agreement.  No payments have been made by RCL or RMI under the Support Agreement since March 2004.

Events Leading to Loss of Control Over Sun-Times

Prior to May 2003, the Sun-Times Board was composed of five inside directors (Black, Amiel-Black, Radler, Colson  and Atkinson) and eight outside directors (Richard Burt, Henry Kissinger, Marie-Josée Kravis, Shmuel Meitar, Richard N. Perle, Alfred Taubman, James R. Thompson and Leslie H. Wexner).

In May 2003, Tweedy, Browne Company, LLC, a shareholder of Sun-Times, demanded that the Sun-Times Board undertake an investigation with respect to certain allegations regarding related party transactions.  In the same month, three of the outside directors did not stand for re-election and an additional outside director, Gordon Paris, was appointed to the Sun-Times Board, resulting in a total of six remaining outside directors.

In June 2003, the Sun-Times Board established the Sun-Times Special Committee to examine shareholders' allegations and appointed Paris to be its Chair.  In July of 2003, two additional outside directors, Graham Savage and Raymond Seitz, were appointed to the Sun-Times Board and made members of the Sun-Times Special Committee.

In early November 2003, the Sun-Times Special Committee reported the preliminary results of its investigation to the Sun-Times Board.  The Sun-Times Special Committee determined that approximately US$32.15 million in unauthorized payments had been made by Sun-Times to related parties who included Black, Radler, Atkinson and Boultbee.  As a consequence of these investigations, the Sun-Times Special Committee took steps to secure Sun-Times' ability to act autonomously and independently.  Sun-Times made a number of demands of Black which led to the Restructuring Agreement pursuant to which Black agreed, in his capacity as Chairman of Sun-Times, that he would devote his principal time and energy to pursuing the Strategic Process.  As well, Black agreed, in his capacity as the majority indirect stockholder of the Corporation, that he would not support a transaction involving ownership interests in the Corporation if such transaction would negatively affect Sun-Times' ability to consummate a transaction resulting from the Strategic Process unless it was necessary to enable the Corporation to avoid a material default or insolvency.  Black also agreed that a number of personnel changes would be made at Sun-Times, including the resignation of a number of the Corporation's nominees from the Sun-Times Board.

On November 17, 2003, Black resigned as Sun-Times' Chief Executive Officer.  At the same time, Radler resigned as President and Chief Operating Officer and as a director of Sun-Times and Atkinson resigned as a director of Sun-Times.  In addition, Kipnis resigned as Sun-Times' Vice-President and Corporate Counsel and Boultbee was terminated from his position as Executive Vice-President of Sun-Times.  Black, Radler, Atkinson and Boultbee were all nominees of the Corporation at that time.

On the same day, Sun-Times announced the Restructuring Agreement pursuant to which it terminated each of the Services Agreements, effective June 1, 2004.  Subsequent to December 2003, Sun-Times ceased to make any payments to RMI under the Services Agreements.  This termination had an impact on RMI's ability to make its required payments to the Corporation under the Support Agreement.  Among other things, the failure of RMI to make the cash payments to the Corporation as required under the Support Agreement resulted in the Corporation being in default under the terms governing the Senior Secured Notes.

Sun-Times also announced on November 17, 2003 that the Sun-Times Board had retained a financial advisor to review and evaluate the Strategic Process.  The Strategic Process was to be under the direction of the newly reconstituted five member Sun-Times Executive Committee, of which only one member, Black, was a nominee of the Corporation to the Sun-Times Board.

As a result of the foregoing, by the end of November 2003, the Corporation had experienced a Loss of Control over Sun-Times.  Since then, without any input from the Corporation, the Sun-Times Board has approved the disposition of several of Sun-Times' material assets, including the Telegraph Group in July 2004, The Jerusalem Post and its related publications in December 2004 and certain Canadian newspaper operations in December 2005.

On December 23, 2003, KPMG Canada resigned as the auditors of the Corporation.

Appointment of Special Monitor

On January 16, 2004, the Sun-Times Consent Order was issued in connection with the January 2004 SEC Action.  The Sun-Times Consent Order provided that, among other things, the Special Monitor would be appointed to oversee the activities of the Sun-Times Board in certain circumstances, including in the event that any of the Corporation's nominees were elected to the Sun-Times Board without its endorsement.  The Special Monitor's mandate would be to, among other things, protect the interests of the non-controlling shareholders of Sun-Times to the extent permitted by law.  See "Legal Proceedings – United States Securities and Exchange Commission v. Hollinger International Inc."

U.S. Action by Sun-Times Against the Corporation

On or about January 16, 2004, Sun-Times filed a civil complaint in the United States District Court for the Northern District of Illinois asserting breach of fiduciary duty and other claims against the Corporation, RCL, RMI, Black, Radler and Boultbee, which complaint was amended on May 7, 2004, and again on October 29, 2004.  The second amended complaint, in which Amiel-Black, Colson and Perle were also named as defendants, seeks to recover approximately US$542 million in damages, including prejudgment interest of approximately US$117 million, and punitive damages.  See "Legal Proceedings – Hollinger International Inc. v. Hollinger Inc. et al."

Resignation of Black as Chairman of the Board of Sun-Times

On January 17, 2004, Black resigned as Chairman of the Sun-Times Board.

Proposed Sale to Press Holdings International Limited

On January 18, 2004, Black and RCL entered into an agreement with PHIL whereby Black, RCL and related parties agreed to sell their shares in the Corporation to PHIL.  The following related events subsequently transpired:

(a)
On January 20, 2004, the Sun-Times Board adopted resolutions creating the CRC.  The CRC was composed of all of the members of the Sun-Times Board except the nominees of the Corporation.  The CRC was delegated, essentially, all of the strategic powers of the Sun-Times Board.

(b)	On January 23, 2004, the Corporation purported to amend the by-laws of Sun-Times to, among other things, disband the CRC and protect its interests as the majority voting shareholder of Sun-Times.

(c)
On January 25, 2004, notwithstanding the amendments to the by-laws, the CRC caused Sun-Times to adopt the Sun-Times SRP (see "Corporate Structure – Sun-Times' Shareholders' Rights Plan") which, among other things, effectively prevented Black and RCL from agreeing to sell their shares in the Corporation to PHIL but deferred the implementation of the Sun-Times SRP until a court of competent jurisdiction could determine whether the CRC remained a valid committee of the Sun-Times Board and had the power to adopt the Sun-Times SRP.

(d)
On January 26, 2004, Sun-Times commenced an action against the Corporation and others in the Court of Chancery of the State of Delaware.  By an Order and Judgment entered on March 4, 2004, Vice-Chancellor Strine ruled in favour of Sun-Times and held, among other things, that the by-law amendments referred to above were ineffective, that the CRC was duly constituted, that the Sun-Times SRP was permissibly adopted and that the Corporation and others be enjoined from taking any steps to pursue or consummate the sale of the Corporation's shares to PHIL or any other transaction which would frustrate the Strategic Process.

Sun-Times' Shareholders' Rights Plan

Under the Sun-Times SRP, on February 27, 2004, Sun-Times paid a dividend of one Sun-Times SRP Right for each Sun-Times A Share and Sun-Times B Share held of record at the close of business on February 5, 2004.  See "Corporate Structure – Sun-Times' Shareholders' Rights Plan".

As a result of the Receivership and CCAA Orders issued on April 20, 2005 (see "– Receivership of RCL and RMI"), on May 10, 2005, the CRC amended the Sun-Times SRP to include Richter as an "exempt stockholder" for purposes of the Sun-Times SRP.

The Sun-Times SRP provides that on or before January 25, 2005, the Sun-Times Special Committee (or, subject to certain qualifications, any other committee of independent directors of the Sun-Times Board) would re-evaluate the Sun-Times SRP to determine whether it remained in the best interests of Sun-Times' shareholders and whether to recommend amendments to its terms, or redemption of the Sun-Times SRP Rights.  On January 27, 2005, the Sun-Times Special Committee reaffirmed the Sun-Times SRP following the re-evaluation and it remains in effect.  Unless earlier redeemed, the Sun-Times SRP will expire on January 25, 2014.

U.S. Class Actions Against the Corporation and Others

In February and April 2004, shareholders of Sun-Times initiated three separate class action suits in the United States District Court for the Northern District of Illinois against Black, various entities controlled directly or indirectly by Black, including the Corporation, Sun-Times, RCL and certain affiliated entities, and others.  See "Legal Proceedings – Class Actions Initiated Against the Corporation".

Sun-Times Claim for Books and Records

On February 10, 2004, Sun-Times commenced an action in the Ontario Court against the Corporation, RCL and RMI for access to and possession of all of Sun-Times' property, including books and records, in possession of the Corporation, RCL and RMI and located at 10 Toronto Street, Toronto, Ontario.  On March 25, 2004, the parties negotiated and executed a protocol providing for access and possession by Sun-Times to the claimed property.

Counterclaim by the Corporation Against Sun-Times

On March 10, 2004, the Corporation filed a statement of defense and counterclaim against Sun-Times seeking $300 million in respect of Sun-Times' refusal to pay its obligations under its services agreement with RCL.  This litigation was stayed in August 2004 pending a final resolution of the proceedings in Illinois and Delaware.  See "Legal Proceedings – Hollinger International Inc. v. RCL, RMI and Hollinger Inc."

Refusal of Sun-Times to Co-operate with the Auditor

On March 12, 2004, the Corporation's new auditors, Zeifman, wrote to Sun-Times requesting co-operation by Sun-Times' management and by Sun-Times' auditors to the extent necessary to permit Zeifman to complete an audit of the Corporation.  On March 19, 2004, Sun-Times replied to Zeifman essentially denying the co-operation of Sun-Times' management.  Both KPMG Canada and KPMG USA also refused to allow Zeifman to rely on their past, and in the case of KPMG USA, present and future, audit work.

Loans to RCL by Domgroup

On March 23, 2004, in order to assist the Corporation in complying with the terms of the First Indenture and avoiding the potential acceleration of the First Senior Secured Notes upon the occurrence of an event of default under the First Indenture, Domgroup lent to RCL approximately $4.7 million, evidenced by a demand promissory note bearing interest at prime plus 4% per annum.  As security therefor, RCL entered into a general security agreement in favour of Domgroup.  All of the proceeds of the loan were immediately contributed by RCL to RMI as a capital contribution, and RMI immediately paid such proceeds to the Corporation as a contribution to the capital of the Corporation pursuant to the terms of the Support Agreement.  On June 29, 2004 and August 27, 2004, similar loans were made by Domgroup to RCL in the principal amount of approximately $4.8 million and $5.2 million, respectively, for the same reason and used by RCL and RMI in the manner set forth above.  The principal amount of those loans and accrued interest thereon remain outstanding.  See "Interest of Management and others in Material Transactions".

A loan in the principal amount of $1.1 million was also made to RCL by Domgroup on June 30, 2004.  The loan, together with interest at the prime rate plus 8% per annum, was repaid in full by RCL on September 29, 2004.

Continued Separation of the Corporation and Sun-Times

During the first quarter of 2004, Sun-Times commenced the process of providing for its own corporate accounting and reporting functions, including computerized consolidation systems, making such systems distinct and separate from those of the Corporation, RMI and RCL.  This included hiring its own staff, leasing its own premises and making offers of employment to certain RMI employees.  Sun-Times also commenced the process of discontinuing its previous practice of storing detailed financial information on systems shared with the Corporation and ceased sharing any financial information with the Corporation.  During 2004, Sun-Times restricted direct access by the Corporation to the Corporation's systems, historical data and servers, a situation that was partially, but not satisfactorily, remedied in June 2005.

On March 24, 2004, Colson resigned as deputy chairman and chief executive officer of the Telegraph Group and as chief operating officer of Sun-Times, leaving no associates of Black remaining in the management of Sun-Times.

In March 2004, the Corporation commenced a pre-filing process with OSC staff indicating that it had experienced a Loss of Control over Sun-Times during 2003 and wished to explore possible accounting alternatives going forward.

Subscription Receipts and Redemption of Series III Preference Shares

On April 7, 2004, the Corporation offered and sold 20,096,919 subscription receipts (the "Subscription Receipts") at a price of $10.50 per Subscription Receipt for gross proceeds of approximately $211 million.  Each Subscription Receipt represented the right to receive, without payment of any additional consideration, one Series II Preference Share upon satisfaction of a number of escrow release conditions.  On June 8, 2004, 20,096,919 Series II Preference Shares were issued on exercise of the Subscription Receipts.  On June 11, 2004, using net proceeds from the offering of Subscription Receipts, the Corporation redeemed US$42 million aggregate principal amount of the First Senior Secured Notes and redeemed all of the Corporation's previously outstanding Series III Preference Shares.  As a result of the offering of Subscription Receipts, the Corporation's interest obligations on the First Senior Secured Notes was reduced, the Corporation's dividend obligations on the previously outstanding Series III Preference Shares ceased and there was a decrease in the dividends receivable by the Corporation on the Sun-Times A Shares held by it, directly or indirectly.  The net effect of the foregoing was a reduction of the Corporation's annual non-consolidated negative net cash flow resulting in a reduction of the amounts payable by RMI pursuant to the Support Agreement (subject to the US$14 million minimum annual support payments).

Amendment to the Series II Preference Share Provisions

At a special meeting of shareholders held on May 27, 2004, the holders of the Series II Preference Shares approved, by special resolution, an amendment to the articles of the Corporation.  The amendment related to provisions in the articles requiring the Corporation to deliver Sun-Times A Shares on a retraction of Series II Preference Shares.  Prior to the amendment, the Corporation was required to take certain steps to ensure that such Sun-Times A Shares would not be subject to any resale restrictions.  These steps included filing a prospectus, having a registration statement declared effective and listing such shares on one or more stock exchanges.  The amendment approved on May 27, 2004 amended these provisions by providing that, in certain circumstances the Corporation may also satisfy its obligation to deliver Sun-Times A Shares on a retraction of Series II Preference Shares by delivering Sun-Times A Shares that are subject to restrictions on resale in accordance with applicable securities laws.

Management and Insider Cease Trade Orders

On May 18, 2004, as a result of the inability of the Corporation to file financial statements on a timely basis as required under the OSA, the OSC issued a temporary cease trade order that prohibited certain then current and former directors, officers and insiders of the Corporation from trading in securities of the Corporation, subject to certain exceptions.  On June 1, 2004, the OSC issued the MCTO.  The MCTO was subsequently varied on March 8, 2005, August 10, 2005 and April 28, 2006.  The April 28, 2006 variation added the then current directors and officers of the Corporation to the list of persons subject to the MCTO.  The MCTO currently remains in effect.  In order to have the MCTO revoked, the Corporation must make an application to the OSC.  The Corporation intends to make such an application following the filing of this AIF and certain of its other continuous disclosure documents on SEDAR.

On May 31, 2004, in coordination with the MCTO, and pursuant to the BCSA, the Executive Director of the British Columbia Securities Commission ordered that all trading by a then current insider of the Corporation in securities of the Corporation cease, subject to the exceptions noted in the MCTO, until the Corporation had filed all required records, completed in accordance with the BCSA, and the Executive Director made an order under the BCSA revoking the order.

On June 10, 2004, the Alberta Securities Commission issued an order prohibiting trading by a then current insider of the Corporation in securities of the Corporation.  The order is to be in full effect until the earlier of two full business days following the date the Corporation files with the Executive Director of the Alberta Securities Commission its financial statements, as required by the ASA, or further order of the Alberta Securities Commission or until the order has been revoked.

The Delaware Order

Pursuant to the Delaware Order, the Corporation and Black were ordered to jointly pay to Sun-Times an aggregate of US$16.55 million on account of non-compete payments received by the Corporation in prior years, plus accrued interest of US$4.7 million.  On July 16, 2004, Sun-Times was paid US$21.3 million pursuant to this order of which US$15.3 million was advanced by Black and US$6.0 million was advanced by the Corporation.  The terms of the Corporation's obligation to make restitution to Black, if any, have not been resolved.  The Corporation appealed the Delaware Order to the Delaware Supreme Court, but the appeal was denied on April 19, 2005.

Pursuant to the Delaware Order, on July 6, 2004, Black also repaid to Sun-Times US$8.75 million on account of non-compete payments received by him in prior years (inclusive of accrued interest).  In 2004, Radler repaid to Sun-Times approximately US$9.3 million on account of non-compete payments received by him in prior years (inclusive of accrued interest).  In 2004, Atkinson repaid to Sun-Times approximately US$2.8 million on account of non-compete payments received by him in prior years and payments under the incentive compensation plan of Hollinger Digital LLC (inclusive of accrued interest).

Trusts in Respect of Interim Directors and Certain Officers

Beginning in June 2004, the Corporation placed certain amounts in trust in support of the Corporation's indemnities in respect of the Interim Directors.  On June 30, 2004, $500,000 was placed in trust.  On February 7, 2005, an additional $1.5 million was placed in trust.  On March 30, 2005, a further $6.0 million was deposited into the same trust account.  Directors' and officers' liability insurance was subsequently obtained, effective July 1, 2005.  There was no directors' and officers' liability insurance from July 2004 to the end of June 2005.

Under the terms of a settlement between the Corporation and the Interim Directors announced on February 26, 2007, these trusts were collapsed.  An aggregate of $1.25 million was paid to the Interim Directors in full satisfaction of all of their claims against the Corporation.  An additional $0.7 million was paid out of the trusts towards the legal fees and disbursements of the Interim Directors.  The balance of approximately $6.0 million plus interest was returned to the Corporation.  See "Legal Proceedings − Action Against Former Interim Directors".

On March 8, 2005, the Corporation agreed to establish a similar trust to that described above in support of the Corporation's indemnities in respect of two of its officers, with a deposit of $500,000.  The deposit was made on July 7, 2005.

Trust Relating to Sale of 10 Toronto Street

On February 17, 2006, $750,000 was deposited in escrow with the law firm Davies Ward Phillips & Vineberg LLP in support of the obligations of TSI in connection with the sale of the real property located at 10 Toronto Street, Toronto, Ontario.  It is anticipated that this escrow will terminate and the funds will be returned to TSI once the sale is completed in May 2007.  See "− Sale of Real Property".

Sale of Telegraph Group by Sun-Times

On July 1, 2004, the Corporation filed a complaint in the Delaware Chancery Court seeking to have the court require that Sun-Times submit the sale of its U.K. assets (principally the Telegraph Group) to ratification by its shareholders.  On July 29, 2004, the Delaware Chancery Court denied the Corporation's complaint.  Sun-Times completed the sale of the Telegraph Group on July 30, 2004.

Inspection Order

On September 3, 2004, Justice Campbell of the Ontario Court ordered that an inspector conduct an investigation of the Corporation.  On October 27, 2004, the Inspector was appointed pursuant to section 229(1) of the CBCA at the request of Catalyst.  In making the appointment, Justice Campbell noted that the efforts of the Corporation had been neither sufficient nor timely in addressing the legitimate concerns raised by the public shareholders of the Corporation regarding related party transactions involving the Corporation, which at that time remained under the indirect control and direction of Black.  The Inspector's mandate was to investigate and report to the Ontario Court upon the facts in relation to any "related party transaction" (as defined in the Ontario Court order granting the Inspection) between the Corporation (including any of its subsidiaries, other than Sun-Times or its subsidiaries), and a "related party" for the period from January 1, 1997 to the date of the order (October 14, 2004).

Saskatchewan and Ontario Class Actions

On September 7, 2004, a group of Sun-Times shareholders initiated class proceedings in Saskatchewan and Ontario.  The Saskatchewan and Ontario claims are identical in all material respects.  The defendants include Black, Sun-Times, certain current and former directors and officers of Sun-Times, the Corporation, RCL and certain affiliated entities and others.  The representative plaintiffs allege, among other things, deceit, breach of fiduciary duty, unjust enrichment, misrepresentation and negligence, and seek unspecified monetary damages.  A similar class action was subsequently filed in Quebec (see "− Quebec Class Action").  See also "Legal Proceedings – Class Actions Initiated Against the Corporation".

Second Senior Secured Notes

On September 30, 2004, the Corporation received consents from holders of a majority in aggregate principal amount of the outstanding First Senior Secured Notes approving a number of amendments to the First Indenture and the related security agreement.  The amendments included a provision permitting the Corporation to incur indebtedness in an aggregate amount outstanding not to exceed US$15 million (and to grant a second priority security interest in the collateral supporting the First Senior Secured Notes in connection therewith) through the issuance of notes substantially similar to the First Senior Secured Notes pursuant to an indenture substantially similar to the First Indenture.  The amendments further permitted the Corporation to direct the trustee of the First Senior Secured Notes to apply up to approximately US$10.5 million, held at that time as cash collateral under the First Indenture, to satisfy future interest payment obligations on the outstanding First Senior Secured Notes.  On September 30, 2004, the Corporation also obtained a waiver from holders of a majority in aggregate principal amount of the outstanding First Senior Secured Notes in respect of any and all defaults or events of default under, and non-compliance with, certain covenants of the First Indenture.  On such date, the Corporation entered into the Second Indenture and completed the closing of a private placement of US$15 million in aggregate principal amount of Second Senior Secured Notes at 100% of the face amount.  The net proceeds from the sale of such Second Senior Secured Notes totalled approximately US$13.9 million, after deducting the expenses of the offering.  The Second Senior Secured Notes are guaranteed by RMI and certain wholly owned subsidiaries of the Corporation.  Currently, there is US$78 million principal amount of the First Senior Secured Notes and US$15 million principal amount of the Second Senior Secured Notes outstanding.  The Senior Secured Notes are secured by, among other things, a second priority lien on the 14,990,000 Sun-Times B Shares owned, directly or indirectly, by the Corporation.

Until certain events of default are remedied or waived, the terms of the Indentures prevent the Corporation from honouring retractions of the Common Shares and the Series II Preference Shares.  See "Corporate Structure – Senior Secured Notes".

Proposed Transaction

On October 28, 2004, the Board of Directors was advised by Black of a proposal by RCL for a going private transaction involving the Corporation.  The proposed transaction would have been structured as a consolidation of the outstanding Common Shares and Series II Preference Shares of the Corporation.  Upon completion of the proposed going private transaction, RCL would have controlled all of the Corporation's shares.

Resignation of Black and Removal of Directors

On November 2, 2004, Black resigned as a director and officer of the Corporation.

On November 14, 2004, Justice Campbell of the Ontario Court issued a decision in connection with an application commenced by Catalyst seeking an order to, among other things, remove all of the directors of the Corporation (except for Metcalfe and Wakefield) and to appoint replacement directors.

Justice Campbell ordered the removal of three directors, being Amiel-Black, Boultbee and Radler, effective November 14, 2004.  Justice Campbell also ruled that there was no need at the time for any additional directors to be appointed.  As a result, the Board of Directors was subsequently comprised of the following six persons:  Metcalfe, Walker, Wakefield, Carroll, Vale and White.

SEC Action Against Black

On November 15, 2004, the SEC commenced the SEC Action alleging certain violations of U.S. securities laws.  The SEC seeks declaratory and injunctive relief, disgorgement of amounts improperly paid to the defendants, a civil monetary penalty, an order barring Black and Radler from serving as an officer or director of any issuer required to file reports with the SEC, and a voting trust on Sun-Times shares held by Black and the Corporation.  See "Legal Proceedings – United States Securities and Exchange Commission v. Conrad M. Black, et al."

Continued Failure of Sun-Times to Co-operate with the Corporation's Auditors

Through to the end of 2004, the Corporation continued discussions with Sun-Times in an attempt to reach an agreement regarding Sun-Times' co-operation with the Corporation and Zeifman to facilitate the preparation of the Corporation's audited financial statements, among other things.  These discussions failed to result in any definitive agreement between the parties, as the terms upon which Sun-Times was prepared to offer its co-operation were insufficient to facilitate the preparation of the Corporation's audited financial statements.

Quebec Class Action

On February 3, 2005, substantially the same group of plaintiffs as in the Saskatchewan and Ontario claims (see "– Saskatchewan and Ontario Class Actions") initiated a class action in Quebec.  The Quebec claim is substantially similar to the Saskatchewan and Ontario claims and the defendants are the same as in the other two proceedings.  The plaintiffs allege, among other things, breach of fiduciary duty and breaches of obligations under the CBCA.  See "Legal Proceedings – Class Actions Initiated Against the Corporation".

Unaudited Consolidated Balance Sheet

On March 4, 2005, the Corporation released the 2004 Unaudited Balance Sheet, together with notes thereto.  The alternative financial information was prepared by the management of the Corporation at that time and was not audited or reviewed by the Corporation's auditors.

Proposed Meeting of Shareholders with Respect to the Proposed Transaction

On March 8, 2005, the Corporation announced that the Board of Directors had unanimously determined to call a special meeting of the Corporation's shareholders in connection with the proposed going private transaction originally announced on October 28, 2004.  The Board had determined not to make a recommendation as to whether shareholders should accept or reject either the resolution effecting a consolidation of the outstanding Common Shares of the Corporation or the resolution effecting a consolidation of the outstanding Series II Preference Shares of the Corporation.  The special meeting of shareholders was to be held on March 31, 2005.

OSC Notice of Hearing

On March 18, 2005, the OSC issued a Notice of Hearing and a Statement of Allegations in connection with the OSC Hearing to consider whether, pursuant to sections 127(1) and 127.1 of the OSA, it was in the public interest for the OSC to make certain orders in respect of the Corporation, Black, Radler, Boultbee and Atkinson.  The Statement of Allegations included allegations relating to the failure by the Corporation to file (a) interim statements and MD&A related thereto for the three-month period ended March 31, 2004 and subsequent interim materials, and (b) annual financial statements and MD&A related thereto and its Annual Information Form for the year ended December 31, 2003, contrary to the requirements of Ontario securities law.  The OSC hearing is presently scheduled for June 1, 2007.

OSC Denies Relief Necessary to Proceed with Proposed Transaction

On March 27, 2005, the OSC released its decision that it was unable to form the opinion that it would not be prejudicial to the public interest to allow the proposed going private transaction involving the Corporation to proceed.

In light of the decision of the OSC, the Board of Directors cancelled the special meeting of the Corporation's shareholders scheduled for March 31, 2005.

Action by the Corporation Against RCL, RMI, Moffatt Management Inc. et al.

On March 29, 2005, the Corporation and Domgroup issued a statement of claim in the Ontario Court against RCL, RMI, Moffatt Management Inc. and Black Amiel Management Inc., as well as Black, Radler, Boultbee and Atkinson.  The claims made are for monetary damages from all defendants jointly and severally in the amount of $550 million, as well as reimbursement of certain amounts owing to the Corporation in the amount of approximately $86 million, plus accrued interest and costs.  The monetary damages include management fees and non-competition payments paid to RCL and the individual defendants during a period since 1998, as well as reimbursement of fees and costs related to the Inspection and the Strategic Process.

This action was stayed as a result of the Receivership and CCAA Orders.  The Corporation issued a further statement of claim against Black and other defendants on February 27, 2006.  See "Legal Proceedings – Action by the Corporation Against RCL, RMI, Moffatt Management Inc. et al."

The Corporation Takes Steps to Seize Shares Held by RCL

On April 13, 2005 the Corporation took steps to seize shares held by RCL in the Corporation, Argus and other RCL-related companies.  These shares are part of the collateral for debt in the amount of approximately $15 million owing by RCL to the Corporation, which debt was, and continues to be, in default.  The collateral represents part of the direct and indirect control position held by RCL in the Corporation.

This action was stayed as a result of the Receivership and CCAA Orders.  See "Legal Proceedings – RCL Receivership and CCAA Proceedings".

Receivership of RCL and RMI

On April 20, 2005, the Ontario Court issued the Receivership and CCAA Orders.  At that time, Richter was appointed as receiver of all of the assets of RCL and RMI, except for certain shares of Sun-Times owned directly or indirectly by RCL that were excluded.  The Receivership and CCAA Orders also provided, among other things, that until May 20, 2005 or such later date as the Ontario Court may order, no proceeding or enforcement process in any court or tribunal is to be commenced or continued against or in respect of either or both of RCL and RMI, and any such proceedings then under way (including the Corporation's lawsuit) pertaining to RCL and RMI were temporarily stayed.   On January 12, 2007 the stay of proceedings was extended to June 8, 2007.

On May 18, 2005, the Receivership and CCAA Orders were extended to Argus and five of its subsidiaries, which collectively own, directly or indirectly, 61.8% of the outstanding Common Shares.  Further, the Ontario Court approved the agreement between Sun-Times and Richter pursuant to which Sun-Times altered the Sun-Times SRP to exempt Richter from its provisions by making Richter an "exempt stockholder", the effect of which was to allow Richter to take control of the Sun-Times shares that had been excluded under the Receivership and CCAA Orders.  The agreement further provided that Sun-Times would not object to the sale by Richter of a number of Common Shares in order to pay for the costs of the receivership.  On June 12, 2006, the Ontario Court appointed Richter as manager and interim receiver of all the property, assets and undertaking of Argent News Inc., a wholly owned subsidiary of RCL.

On January 22, 2007, the Corporation and Domgroup served a motion seeking an order confirming the secured obligations owed by RCL to the Corporation and Domgroup and declaring that the applicable security agreements are valid, perfected and enforceable.  In the motion, the Corporation and Domgroup claim that the secured obligations owing by RCL total more than $25 million.  Sun-Times has served material seeking, among other things, to stay that motion.

On January 25, 2007, the Ontario Court commenced a hearing into a motion brought by Richter seeking approval of a plea agreement negotiated with the U.S. Attorney's Office in respect of indictments laid in the United States against RCL.  The motion was supported by the Corporation and Sun-Times and was opposed by Black, Conrad Black Capital Corporation, White and PGWML.

On February 7, 2007, the Ontario Court granted Richter's motion and authorized Richter to enter into the plea agreement.  Black, Conrad Black Capital Corporation, White and PGWML filed a notice of appeal with the Court of Appeal for Ontario appealing the decision.  That appeal was heard on February 26, 2007 and on March 1, 2007, the Court of Appeal for Ontario issued a decision denying the appeal and upholding the decision of the Ontario Court.  On March 5, 2007, the U.S. court accepted RCL's guilty plea in accordance with the plea agreement.

On February 15, 2007, the Ontario Court issued a decision permitting Richter to file a "payments report" once it is finalized. The payments report will report on and analyze the monies received by and distributions made by RCL during the period of January 3, 2002 to April 20, 2005, by RMI during the period of July 3, 2002 to April 20, 2005 and by Argus during the period of January 1, 1999 to April 30, 2005.  On February 26, 2007, the Ontario Court of Appeal heard an appeal of this decision by Black and on March 1, 2007 it issued a decision denying the appeal and upholding the decision of the Ontario Court.  See "Legal Proceedings – RCL Receivership and CCAA Proceedings".

Reconstitution of the Corporation's Board

On June 8, 2005, Justice Campbell of the Ontario Court ordered that White be removed as a director and officer of the Corporation effective immediately and that the Corporation was not required to indemnify White for his legal expenses with respect to the removal motion.  The removal had been requested by the Interim Directors.

On June 29, 2005, Vale retired as a director of the Corporation.  From November 24, 2004 until May 16, 2005, Vale had the title of President of the Corporation.

On July 8, 2005, Justice Campbell approved the Hollinger Consent Order reconstituting the Board of Directors.  The Hollinger Consent Order provided for the removal of two (Carroll and Walker) of the then remaining four Interim Directors (Carroll, Metcalfe, Wakefield and Walker) and for the appointment of five new directors, provided that each such proposed director accepted his appointment.  Later that month, the two remaining Interim Directors (Metcalfe and Wakefield) resigned from the Corporation's board of directors, and four new directors, namely Beck, Wright, Glassman and Benson, were appointed to the Corporation's Board of Directors.  Benson was appointed as the Corporation's Chief Restructuring Officer.  The four new directors, together with Drinkwater and Rattee, who were appointed in August 2005, formed a new Board of Directors.

Action Against Former Interim Directors

In October 2005, the Corporation sought to vary the Hollinger Consent Order made in respect of the Interim Directors that changed the composition of the Corporation's Board.  The current Board questioned the compensation of the Interim Directors and the governance process used to approve such compensation.

On July 12, 2006, the Ontario Court ordered a trial of the issue to determine whether the Ontario Court should vary the Hollinger Consent Order made in respect of the Interim Directors.  The Ontario Court ruled there will have to be a "factual determination of the fairness and reasonability" of the commitments that the Interim Directors made on behalf of the Corporation for their own benefit.

On February 9, 2007, the Corporation announced that four of the Interim Directors (Walker, Carroll, Metcalfe and Wakefield) had commenced an action against the Corporation in the Ontario Court claiming management and directors' fees, departure bonuses, and punitive damages.

On February 26, 2007, the Corporation announced it had entered into an agreement to settle all of its disputes with the Interim Directors.  See "Legal Proceedings – Action Against Former Interim Directors".

Report of the Inspector

On November 14, 2005, the Inspector delivered its tenth report to Justice Campbell and the Corporation.  The cost to the Corporation of the Inspection (including the costs associated with the Inspector and its legal counsel, as well as the Corporation's legal counsel) was in excess of $20.9 million.

Representation on the Sun-Times Board

At the Sun-Times shareholders' meeting held on January 24, 2006, the Corporation nominated two representatives, Beck and Benson, who were elected to the Sun-Times Board of nine directors.  The Corporation's representatives were not endorsed by the Sun-Times Board and, as a result, in accordance with the Sun-Times Consent Order, the Special Monitor was appointed in January 2006.  Beck and Benson were not appointed to any committees of the Sun-Times Board.

Resignation of Wright

On April 17, 2006, Wright resigned from the Board of Directors and Beck was named Chairman of the Corporation.

Change of Year-End

On March 31, 2006, the Corporation submitted a request to the Canada Revenue Agency to approve the change of its financial year-end from December 31 to March 31, which approval was subsequently granted.  On April 18, 2006, the Corporation filed a notice dated March 31, 2006 on SEDAR, pursuant to section 4.8 of NI 51-102, announcing its decision to make this change to the Corporation's financial year-end.

As set out in the notice, the Corporation sought to change its financial year-end as it proposed to cease reporting its financial results on a consolidated basis with Sun-Times and instead present its investment in Sun-Times on a fair value basis.  As a result of this change, it would no longer be necessary for the Corporation to have the same year-end as Sun-Times.

The notice set out the information prescribed by section 4.8 of NI 51-102, including details regarding the financial statements intended to be filed by the Corporation in respect of its old financial year, its transition financial year and its new financial year.  The Corporation filed an amended and restated notice on February 7, 2007 setting out the prescribed information to reflect the Corporation's continuous disclosure filings to be completed in accordance with the MRRS Decision Document.

Counterclaim Against Sun-Times and Resignations from the Sun-Times Board

At the Sun-Times shareholders' meeting held on June 13, 2006, Beck and Benson were re-elected as directors of Sun-Times.  The Special Monitor remained in place.

On July 6, 2006, the Corporation filed a counterclaim against Sun-Times in the United States District Court for the Northern District of Illinois.  The Corporation is seeking compensatory and punitive damages for fraud in connection with the transfer of The Daily Telegraph in 1995 and several Canadian newspapers in 1997 from the Corporation to Sun-Times.  See "Legal Proceedings – Hollinger International Inc. v. Hollinger Inc. et al."

On July 13, 2006, Beck and Benson resigned from the Sun-Times Board.  The Corporation currently has no nominees serving as directors on the Sun-Times Board.

Time Extension of Annual General Meeting

By order made August 14, 2006, the Ontario Court extended the time for calling an Annual Meeting of Shareholders of the Corporation to December 31, 2006.  On December 14, 2006, the Ontario Court extended the deadline for calling an Annual Meeting of Shareholders to January 31, 2007. On January 26, 2007, the Board announced it had set May 7, 2007 as the date of the Corporation's Annual Meeting of Shareholders.

Mareva Injunction Against Black and Amiel-Black

On August 18, 2006, the Corporation brought a motion, without notice, for a Mareva Injunction against Black and Amiel-Black.  On the same date, the Ontario Court granted the motion and issued the injunction.

On September 29, 2006, the Ontario Court replaced the Mareva Injunction against Black and Amiel-Black with a consent order continuing the freezing of the assets of Black, Amiel-Black and entities controlled by them, subject to the terms of a confidential settlement agreement, pending resolution of claims which have been filed against them by the Corporation.  See "Legal Proceedings – Mareva Injunction Against Black and Amiel-Black".

Mareva Injunction Against Radler and F.D. Radler Ltd.

On October 25, 2006, pursuant to a motion brought by the Corporation without notice, the British Columbia Supreme Court granted a temporary Mareva Injunction against Radler and F.D. Radler Ltd. freezing their assets.  On November 14, 2006, the British Columbia Supreme Court refused an application by the Corporation to extend this Mareva Injunction.

The Corporation's motion for leave to appeal was dismissed.  See "Legal Proceedings – Mareva Injunction Against Radler and F.D. Radler Ltd."

Sale of Real Property

In October 2006, Domgroup completed the sale of the real property located at 3087-3101 Dufferin Street and 770 Lawrence Avenue West, Toronto, Ontario for $19.6 million.  Domgroup received cash proceeds of approximately $9.8 million as well as a vendor take-back mortgage in the principal amount of $9.8 million.  The mortgage is interest-free from October 31, 2006 until October 31, 2008, bearing interest at a rate of 4.95% per annum thereafter.  The principal amount of the mortgage is due on October 31, 2009.

In December 2006, Domgroup entered into an agreement to sell the real property located at 280 Hurontario Street, Collingwood, Ontario for $2.81 million.  This transaction closed on January 31, 2007.

In December 2006, TSI entered into an agreement to sell the property at 10 Toronto Street, the Corporation's Toronto corporate office, to Morgan Meighen & Associates for a cash purchase price of $14 million.  The sale is scheduled to close in May 2007.

Status of Continuous Disclosure Filings

As a result of events related to the Loss of Control of Sun-Times, the Corporation has been unable to file, among other things, financial statements and MD&A in compliance with its reporting obligations since its interim financial statements for the nine months ended September 30, 2003.

On December 7, 2006, the OSC and other Canadian securities regulators granted exemptive relief to the Corporation in respect of certain proposed continuous disclosure filings.  The relief granted in the MRRS Decision Document is conditional upon the Corporation making the required filings by not later than March 7, 2007.  The filings include audited financial statements and related MD&A for the financial years ended December 31, 2003, December 31, 2004, December 31, 2005 and March 31, 2006, unaudited interim financial statements and related MD&A for the three-month period ended June 30, 2006 and the six-month period ended September 30, 2006.

Action by Black for Repayment of Funds

On December 13, 2006, Black served a Notice of Action and Statement of Claim on the Corporation pursuant to which Black seeks damages of $20.4 million, plus costs and interest, in respect of amounts advanced by Black to Sun-Times.  See "Legal Proceedings − Action by Black for Repayment of Funds."

Executive Transition

On January 16, 2007, the Corporation announced that Benson would be stepping down as Chief Restructuring Officer of the Corporation after a short transition period, following which Voorheis, a director of the Corporation and Chairman of the Litigation Committee, would be appointed Chief Executive Officer.  Pursuant to the Advisory Agreement MOA, Benson will cease to serve as the Chief Restructuring Officer of the Corporation not later than March 7, 2007 and at such time the Advisory Agreement will terminate.  The Advisory Agreement MOA also provides that in consideration of the services rendered and milestones achieved pursuant to the terms of the Advisory Agreement, the Corporation will pay to Benson Consulting $1.0 million.

On January 15, 2007, the Corporation and VC&Co. entered into the Voorheis Engagement Agreement, pursuant to which Voorheis agreed to act as a senior executive of the Corporation subject to the satisfaction of certain conditions.

Schedule 13D Filing

On February 14, 2007, the Corporation filed a Schedule 13D with the SEC in respect of its shareholdings in Sun-Times.  The Schedule 13D filing states in part:

[The Corporation is] considering proposing changes to the [Sun-Times Board] (other than with respect to the Special Committee of the [Sun-Times Board]), including nominating one or more members to the [Sun-Times Board] and voting all of [its] shares of [Sun-Times A Shares] and [Sun-Times B Shares] in favor of such nominee or nominees.  As of the date hereof, none of the current members of the [Sun-Times Board] were nominated by [the Corporation].

On an on-going basis, [the Corporation] expect[s] to consider and evaluate the alternatives available with respect to [its] investment in [Sun-Times] to enhance and maximize value for all shareholders and other stakeholders of [the Corporation] (which alternatives may include proposing changes to the [Sun-Times Board] (other than with respect to the Special Committee of the [Sun-Times Board]) and seeking representation on the [Sun-Times Board]).  [The Corporation has] in the past engaged, and may from time-to-time in the future engage, in discussions with the management and other representatives of [Sun-Times], as well as other shareholders of [Sun-Times], regarding [Sun-Times]'s business and operations, [Sun-Times]'s strategic plan and other matters.

Sun-Times' Stock Options

On March 1, 2007, Sun-Times announced that the grant dates on some of its stock option awards between 1999 and 2002 were backdated and that its prior year financial statements would be restated as a result.  Sun-Times also announced that its financial statements in respect of reporting periods from January 1, 1999 to September 30, 2006, and all related financial information issued by Sun-Times in respect of such periods, should no longer be relied upon.

DESCRIPTION OF THE BUSINESS

Business Overview

As of December 31, 2006, the Corporation's principal asset is its interest in Sun-Times, a newspaper publisher with assets which include the Chicago Sun-Times and a large number of community newspapers in the Chicago area.  The Corporation holds directly and indirectly, an approximate 70.1% voting and 19.7% equity interest in Sun-Times.  The Corporation also owns a portfolio of commercial real estate in Canada, from which property sales have contributed to the Corporation's earnings.  As of December 31, 2006, the Corporation had sold, or entered into agreements to sell, properties comprising a significant portion of this commercial real estate portfolio.

Business Strategy

The Corporation is faced with a unique set of challenges in the short and medium term.  These challenges include the recent decline in the price of the Sun-Times A Shares, complex litigation matters, Canadian and U.S. regulatory compliance issues and defaults under senior indebtedness.  The Corporation's revenue, performance and valuation is largely dependent upon the financial performance and valuation of its underlying assets, principally Sun-Times.  See "Risk Factors − Risks Related to Sun-Times' Business and the Industry".  The Board is reviewing strategies intended to maximize shareholder value and recovery in the context of these circumstances, including appropriate strategies to manage and simplify the myriad litigation, securities and regulatory issues facing the Corporation.

Sun-Times

Sun-Times completed the sale of The Telegraph Group for approximately US$1.21 billion and the Palestine Post Limited (publisher of The Jerusalem Post and related publications) for approximately US$13.2 million in 2004.  On December 30, 2005, Sun-Times completed the sale of its 70% interest in Great West Newspaper Group Ltd. and its 50% interest in Fundata Canada Inc. for approximately US$40.5 million.

On February 6, 2006, Sun-Times completed the sale of substantially all of its remaining Canadian operating assets consisting of, among other things, approximately 87% of the outstanding units of HCN and all of the shares of Hollinger Canadian Newspapers GP Inc., Eco Log Environmental Risk Information Services Ltd. and KCN Capital News Corporation, for an aggregate sale price of US$106 million, of which approximately US$17.5 million was placed in escrow (US$18.4 million including interest and currency translation adjustments as of September 30, 2006).

Following the disposition of non-U.S. newspaper operations, the Sun-Times News Group provides all of Sun-Times' operating revenue.  The Sun-Times News Group consists of more than 100 newspapers and associated websites and news products in the greater Chicago metropolitan area.  The Sun-Times News Group's primary newspaper is the Chicago Sun-Times.

On October 18, 2006, Sun-Times issued a press release titled "Sun-Times Media Group Provides Outlook For 2006 Third Quarter Performance".  The release states that "[Sun-Times] expects that the weakness in the Chicago newspaper advertising market that [Sun-Times] experienced during the first two quarters of 2006 continued and accelerated through the third quarter".  As a result, the release states, "...[Sun-Times'] Board of Directors and management are considering a range of options to address the resulting significant shortfall in performance and cash flow, including a review of [Sun-Times'] dividend policy".  On December 13, 2006, Sun-Times announced that the Sun-Times Board had suspended Sun-Times' quarterly dividend of five cents (US$0.05) per share.

Domgroup

Domgroup, a wholly owned subsidiary of the Corporation, holds a portfolio of commercial real estate in Canada, principally related to the Corporation's prior ownership of Dominion Stores Limited.  The majority of the portfolio is located in Ontario.  Domgroup derives rental income from leases or sub-leases of its properties and receives proceeds from sales of properties when opportunities are favourable.  As of March 31, 2006, Domgroup owned seven commercial properties.  As of December 31, 2006, Domgroup had sold or entered into agreements to sell three significant holdings located in Toronto and Collingwood, Ontario.  The four remaining properties have been listed for sale.

Editorial La Razon

In 1990, the Corporation began the process of acquiring a controlling interest in ELR, a Costa Rican company, which owns and publishes La Republica newspaper in San Jose, Costa Rica.  Currently, the Corporation owns a 99.9% interest in ELR.  La Republica is a small (less than 7,500) circulation daily newspaper focused on the broader business community in Costa Rica.  Its principal revenue sources are advertising (representing over 80% of its aggregate revenues), circulation and commercial printing.  As at December 31, 2005 and March 31, 2006, the assets of ELR represented less than 1% of the consolidated assets of the Corporation.

RISK FACTORS

Risks Related to Litigation and Legal Matters

The Corporation is subject to significant litigation proceedings which, if decided against the Corporation or settled, could require the Corporation to pay substantial judgments, settlements, fines or other penalties.

The Corporation is currently, and may in the future be, subject to litigation and other proceedings arising in relation to various matters, including the alleged activities of certain individuals associated with the former controlling shareholder of the Corporation.  Such litigation includes (i) the civil complaint filed by Sun-Times in January 2004 in the United States District Court for the Northern District of Illinois asserting breach of fiduciary duty and unauthorized "non-competition" payments, (ii) the class action suits initiated in February and March of 2004 in the United States District Court for the Northern District of Illinois asserting claims under securities laws, fraud, breach of fiduciary duty and aiding and abetting the breaches of fiduciary duty, (iii) the class action law suits initiated in Saskatchewan and Ontario in September 2004 and in Quebec in February 2005 alleging deceit, breach of fiduciary duty, unjust enrichment, misrepresentation, negligence and breaches of obligations under the CBCA, and (iv) the administrative proceeding commenced by the OSC on March 18, 2005. See "Legal Proceedings".  Such litigation currently consumes a significant amount of the time and resources of the Corporation and its management.

The adverse resolution of any specific lawsuit could have a material adverse effect on the Corporation's ability to favourably resolve other lawsuits and on the Corporation's financial condition and liquidity.  Management is unable at this time to estimate what the Corporation's ultimate liability in these matters may be, and it is possible that the Corporation will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on the Corporation's business, financial condition and liquidity, and such effects could be significant.  Although the Corporation maintains certain insurance coverage, a substantial amount of any such payments may not be covered by insurance.  Expenses incurred in connection with these matters (which include substantial fees of lawyers and other professional advisors and potential obligations to indemnify officers and directors who may be parties to such actions) could adversely affect the Corporation's cash position.

The Corporation is currently in default of its reporting obligations under applicable securities laws and is unable to access the capital markets, which may adversely affect the Corporation's liquidity.

Following the commencement of litigation by its principal subsidiary, Sun-Times, in January 2004, the Corporation has been unable to comply with its continuous disclosure requirements under applicable securities laws.  The Corporation expects to file its financial statements and certain other continuous disclosure documents, including this AIF, as contemplated by the MRRS Decision Document, and then to apply to the OSC for revocation of the MCTO.  Until such time as the Corporation is current in its reporting obligations, its ability to access the capital markets will continue to be constrained, which may adversely affect the Corporation's liquidity.  Other factors, including the financial condition of the Corporation and the condition of capital markets generally, may also prevent the Corporation from engaging in capital market transactions on acceptable terms or at all, regardless of whether the Corporation is in compliance with its reporting obligations.

Continuing negative publicity has affected and may continue to adversely affect the market price of the Corporation's publicly traded securities and the Corporation's ability to access the capital markets.

As a result of the allegations against certain former members of the Corporation's management and Board, and the subsequent inability of the Corporation to satisfy its reporting obligations under applicable securities laws, the Corporation has been the subject of continuing negative publicity.  This negative publicity has contributed to a significant decline in the market price and liquidity of the Common Shares.  Continuing negative publicity could continue to have a material adverse effect on the market price and liquidity of the Common Shares which, in turn, may adversely impact the Corporation's ability to successfully raise funds in the capital markets in the future.

Risks Related to the Corporation's Cash Flows and Capital Structure

The Corporation has very limited sources of fundsand in the absence of establishing additional sources of funds will eventually have insufficient funds to satisfy its obligations.

The Corporation's only source of funds has been the discretionary dividends it historically received from Sun-Times and the proceeds the Corporation receives from the sale of real property from its real estate portfolio.  Funds from these sources will not be sufficient to indefinitely permit the Corporation to satisfy its obligations as they become due.  In the event that the Corporation is unable to develop new sources of funds, or raise funds through financing or capital markets transactions, the Corporation is at risk of eventually being unable to satisfy its obligations as they become due.  Sun-Times' ability to pay dividends on its common shares may be limited as a result of its dependence upon the distribution of earnings of its subsidiaries and affiliated companies.  Neither Sun-Times nor its subsidiaries and affiliated companies are under any obligation to pay dividends.  Sun-Times reduced its regular quarterly dividend from US$0.11 per share to US$0.05 per share in September 2002.  On October 19, 2006, Sun-Times announced it was considering a review of its dividend policy as part of an initiative pursuant to which the Sun-Times Board and Sun-Times' management would consider a range of options to address a significant shortfall in performance and cash flow.  On December 13, 2006, Sun-Times announced that it was suspending the payment of quarterly dividends.

All of the shares of the Corporation are exchangeable, redeemable or retractable.  If holders of the Corporation's shares elect to exchange, redeem or retract those shares, as the case may be, this would have a material impact on the financial condition of the Corporation and the Corporation is not currently able to satisfy such exchanges, redemptions or retractions.

As a result of steps taken during 1997 and 1998 to qualify the Corporation as a "mutual fund corporation" for purposes of the Tax Act, all of the issued shares of the Corporation are exchangeable, redeemable or retractable for Sun-Times A Shares (or equivalent value if the Corporation exercises its option to redeem for cash).  In the event that holders of the Corporation's shares elect to exchange, redeem or retract their shares for Sun-Times A Shares, this may have a material impact on the financial condition of the Corporation.

The Corporation pledged all of its Sun-Times B Shares as security for its obligations under the Senior Secured Notes.  The Corporation is currently in default under the terms of the Indentures governing the Senior Secured Notes and, until such defaults are remedied or waived, is prevented from honouring retractions of the Common Shares and the Series II Preference Shares.  As of December 31, 2006, there were retraction notices, net of subsequent withdrawals and cancellations, from holders of 153,846 Common Shares at a retraction price of $9.00 per share and 211 Common Shares at a retraction price of $7.25 per share, which the Corporation is unable to complete at the present time.  Shareholders who have delivered retraction notices are not creditors of the Corporation but will remain shareholders until such time as the Corporation is able to complete the retractions.

RMI's failure to provide financial support to the Corporation has caused it to breach certain of its obligations and there is no expectation that RMI will provide financial support to the Corporation in the future.

In the past, the Corporation has borrowed or otherwise received funds from RCL, its controlling stockholder, to partially fund operating costs, including interest and Preference Share dividend obligations.  When RMI, which is a subsidiary of RCL, failed to provide the Corporation with the financial support contemplated in the Support Agreement, the Corporation breached a number of covenants in the Indentures governing the Senior Secured Notes, causing an event of default.  Each of RCL and RMI is currently in receivership and is the subject of numerous litigation claims (including litigation initiated by the Corporation), and there is no expectation that RMI will comply with the terms of the Support Agreement in the future or that RMI or RCL will otherwise provide the Corporation with any financial support.

The Corporation is in default under the Indentures governing the Senior Secured Notes.

Defaults have occurred and are continuing under the Indentures governing the Senior Secured Notes.  Despite such defaults, the Corporation has continued to satisfy its interest payment obligations on the Senior Secured Notes through March 1, 2007.  If the Corporation is not able to cure its non-compliance or obtain a waiver of its non-compliance, holders of the Senior Secured Notes will be in a position to accelerate the maturity of the Notes at any time should they collectively choose to do so.  If the Corporation is unable to satisfy its repayment obligations following such an acceleration, an enforcement action by the trustee under the Indentures with respect to its security interest in the Corporation's 14,990,000 Sun-Times B Shares may ensue and the Corporation may be deprived of its ownership interest in Sun-Times B Shares.

If the Sun-Times B Shares are subject to any foreclosure, realization or other similar action, such shares may be automatically converted into Sun-Times A Shares and, as a result, lose their multiple voting rights.

Under Sun-Times' certificate of incorporation, each Sun-Times B Share is entitled to certain multiple voting rights.  However, in the event that the Sun-Times B Shares pledged as collateral security for indebtedness become subject to any foreclosure, realization or other similar action by a third party pledgee, unless such shares are transferred to a third party purchaser who purchases or obtains the Sun-Times B Shares in a "Permitted Transaction", they will be automatically converted into fully paid and non-assessable Sun-Times A Shares on a share-for-share basis.  A Permitted Transaction, as defined in Sun-Times' certificate of incorporation, is a transaction with respect to the Sun-Times B Shares between a third party and the Corporation, its subsidiaries or affiliates, in which, or as part of which, the third party makes a bona fide tender offer, in compliance with the applicable securities and other laws, to purchase all of the outstanding Sun-Times A Shares from the holders for an amount in cash or other consideration equal to the amount per share to be received by the record holder of Sun-Times B Shares, and such tender offer is successfully consummated.  Accordingly, it is unlikely that upon a foreclosure or realization on the pledged Sun-Times B Shares by the collateral agent acting on behalf of holders of the Senior Secured Notes, the collateral agent would be able to exercise the same degree of control over Sun-Times based upon its ownership of such stock as Richter, the receiver and manager exercising control over RCL and RMI under the Receivership and CCAA Orders, currently does.

The Corporation's senior management team and Board of Directors is required to devote significant attention to matters arising from the actions of prior management.

The efforts of the current senior management team and Board of Directors to manage the Corporation's business have been hindered by their need to spend significant time and effort to resolve issues inherited from and arising from the conduct of the prior senior management team and the direct and indirect controlling shareholders.  To the extent the senior management team and the Board of Directors are required to devote significant attention to these matters in the future, they may be unable to focus on other matters of importance to the Corporation.

Any decrease in the value of Sun-Times will negatively impact upon the Corporation due to the Corporation's investment in Sun-Times representing a high percentage of the Corporation's assets.

The Corporation's investment in Sun-Times reflects a significant percentage of the total value of the Corporation's assets.  Accordingly, the value of the Corporation's assets is highly dependent upon the value of its investment in the shares of Sun-Times.  Any adverse development in the business, operations, financial condition or prospects of Sun-Times can be expected to have a direct and immediate negative impact on the Corporation.

Risks Related to Control by a Single Shareholder

RCL is the Corporation's controlling shareholder and there may be a conflict between its interests and the interests of other shareholders or holders of Senior Secured Notes.

RCL currently controls a majority of the voting power of the Corporation.  Other shareholders will be unable to affect the outcome of shareholder voting as long as RCL retains its controlling interest.

RCL is currently in receivership pursuant to the Receivership and CCAA Orders.  Richter has been appointed by the Ontario Court to be receiver and manager of RCL, RMI and other related subsidiaries, thereby controlling approximately 78.3% of the outstanding Common Shares and approximately 3.9% of the Series II Preference Shares of the Corporation.  As a result of this controlling interest, Richter may be able to determine the outcome of all matters that require shareholder approval, including the election of directors, amendment of the Corporation's articles and approval of significant corporate transactions.

Conrad Black Capital Corporation and PGWML recently filed a motion seeking advice and direction of the Ontario Court concerning RCL's participation in the U.S. criminal proceeding against RCL, Black and others.  In their motion, the moving parties allege that RCL and the Corporation are unnecessarily spending money and ask the Ontario Court to direct Richter to maintain RCL's assets and to exercise its control over the Corporation to cause it to do the same.  The moving parties also state that Black and his group will seek control of the Board at a later date after the end of the U.S. criminal proceeding.

Risks Related to Sun-Times' Business and the Industry

The following disclosure relating to Sun-Times and its subsidiaries is based in its entirety on publicly available documents filed by Sun-Times with securities regulatory authorities and other public sources.  Unless otherwise stated, such information is accurate as of December 31, 2005.  None of the following disclosure relating to Sun-Times has been independently verified by the Corporation.  The Corporation has no nominees on the Sun-Times Board and has no access to non-public information about Sun-Times.

The results of ongoing SEC investigations may have a material adverse effect on Sun-Times' business and results of operations.

Sun-Times has received various subpoenas and requests from the SEC and other government agencies in the United States and Canada seeking the production of documentation in connection with various investigations into Sun-Times' governance, management and operations.  Sun-Times is co-operating fully with these investigations and is complying with these requests.  On January 16, 2004, Sun-Times consented to the entry of a partial judgment and order of permanent injunction against it pursuant to the January 2004 SEC Action.  The Sun-Times Consent Order, among other things, enjoins Sun-Times from violating certain provisions of the U.S. Securities Exchange Act of 1934, including the requirements to file accurate annual reports on Form 10-K and quarterly reports on Form 10-Q and keep accurate books and records.  As part of the Sun-Times Consent Order, Sun-Times agreed that the SEC has the right to amend its complaint in the January 2004 SEC Action to assert that the conduct alleged in such action also violated other federal securities laws, including the anti-fraud provisions of the U.S. Securities Exchange Act of 1934, and to add allegations of other conduct the SEC believes to have violated federal securities laws.  Sun-Times cannot predict when these government investigations will be completed, nor can Sun-Times predict what the outcome of these investigations may be.  It is possible that Sun-Times will be required to pay material amounts in disgorgement, interest and/or fines, or that it will consent to or be subject to additional court orders or injunctions, or suffer other sanctions, each of which could have a material adverse effect on Sun-Times' business and results of operations.

Pending litigation could have a material adverse effect on Sun-Times.

Sun-Times is currently involved, either as plaintiff or as defendant, in several lawsuits, including: purported class actions brought by stockholders against it, certain former executive officers and certain of its former directors, the Corporation, RCL, other affiliated entities, Sun-Times' former legal counsel, Torys LLP, and Sun-Times' independent registered public accounting firm, KPMG USA; and several suits and counterclaims brought by Black and/or the Corporation.  In addition, Black has commenced libel actions against certain of Sun-Times' current and former directors, officers and advisors to whom Sun-Times has indemnification obligations.  Several of these actions remain in preliminary stages and it is not yet possible to determine their ultimate outcome.  There can be no assurance that the legal and other costs associated with the defense of all of these actions, the amount of time required to be spent by Sun-Times' management and the Sun-Times Board in these matters and the ultimate outcome of these actions will not have a material adverse effect on Sun-Times' business, financial condition or results of operations.

Sun-Times' senior management team is required to devote significant attention to matters arising from the actions of prior management.

The efforts of the current Sun-Times' senior management team and the Sun-Times Board to manage the Corporation's business have been hindered at times by their need to spend significant time and effort to resolve issues inherited from and arising from the conduct of the prior Sun-Times' senior management team and the direct and indirect controlling shareholders.  To the extent the Sun-Times' senior management team and the Sun-Times Board will be required to devote significant attention to these matters in the future, this may have, at least in the near term, an adverse effect on operations.

Sun-Times' revenues are cyclical and dependent upon general economic conditions in its newspapers' target markets.

Advertising and circulation are Sun-Times' two primary sources of revenue.  Sun-Times' advertising revenues and, to a lesser extent, circulation revenues are cyclical and dependent upon general economic conditions in its newspapers' target markets.  Sun-Times' advertising revenue experiences seasonality with the first quarter typically being the lowest and the fourth quarter being the highest.  Historically, increases in advertising revenues have corresponded with economic recoveries while decreases, as well as changes in the mix of advertising, have corresponded with general economic downturns and regional and local economic recessions.  Advertising revenue for the Sun-Times News Group in 2005 was down by US$4.5 million or 1.3% over the prior year.  In addition, Sun-Times' dependency on advertising sales, which generally have a short lead-time, means that Sun-Times has only a limited ability to accurately predict future revenue and operating results.  Advertising revenue for the Sun-Times News Group declined approximately 10% for the nine months ended September 30, 2006, or a decrease of US$26.6 million, compared to the same period in 2005.

Sun-Times has substantial potential tax liabilities.

Sun-Times' consolidated balance sheet as of December 31, 2005 includes US$920.5 million of accruals intended to cover contingent liabilities related to additional taxes and interest it may be required to pay in various tax jurisdictions.  A substantial portion of these accruals relate to the tax treatment of gains on the sale of a portion of Sun-Times' non-U.S. operations in prior years.  The accruals to cover contingent tax liabilities also relate to management fees, "non-competition" payments and other items that have been deducted in arriving at taxable income, which deductions may be disallowed by taxing authorities.  If those deductions were to be disallowed, Sun-Times would be required to pay additional taxes and interest since the dates such taxes would have been paid had the deductions not been taken, and it may be subject to penalties.  Sun-Times has stated that it will continue to record accruals for interest that it may be required to pay with respect to its contingent tax liabilities.

Although Sun-Times has stated that it believes it has defensible positions with respect to significant portions of these tax liabilities, there is a risk that Sun-Times may be required to make payment of the full amount of such tax liabilities.  Although these accruals for contingent tax liabilities are reflected in Sun-Times' consolidated balance sheet, if Sun-Times were required to make payment of the full amount, this could result in significant cash payment obligations.  The actual payment of such cash amount could have a material adverse effect on Sun-Times' liquidity and on Sun-Times' ability to borrow funds.

Sun-Times has substantial accruals for tax contingencies in a foreign jurisdiction; if payments are required, a portion may be paid with funds denominated in U.S. dollars.

Sun-Times' consolidated balance sheet at December 31, 2005 includes US$557 million of accruals for tax contingencies in a foreign jurisdiction.  The accruals are denominated in a foreign currency and translated into U.S. dollars at the period-end currency exchange rate effective as of each balance sheet date.  If Sun-Times was required to make payments with respect to such tax contingencies, it may be necessary for Sun-Times to transfer U.S. dollar-denominated funds to its foreign subsidiaries to fund such payments.  The amount of U.S. dollar-denominated funds that may need to be transferred will also depend upon the ultimate amount that is payable to the foreign jurisdiction and the currency exchange rate between the U.S. dollar and the foreign currency at the time or times such funds might be transferred.  Future currency rates cannot be predicted.  Changes in the exchange rate could have a material effect on Sun-Times' financial position, results of operations and cash flows particularly as it relates to the extent and timing of any transfers of funds.

Newsprint represents Sun-Times' single largest raw material expense and increases in the price of newsprint could decrease its net income.

Newsprint represents Sun-Times' single largest raw material expense and is its most significant operating cost, other than employee costs.  In 2005, newsprint costs represented approximately 15% of Sun-Times' revenue.  Newsprint costs vary widely from time to time and increased approximately 12% during 2005.  Newsprint expense amounted to US$47.2 million in the first nine months of 2006 and US$50.7 million during the same period in 2005.  Suppliers implemented newsprint price increases of US$30 per metric ton in each of June and September 2005 and approximately US$25 per metric ton in each of February and June 2006.  The average price per metric ton of newsprint was approximately US$672 for the nine months ended September 30, 2006 versus approximately US$590 for the same period in 2005.

If newsprint prices remain at current levels or increase in the future and Sun-Times is unable to pass these costs on to its customers, such increases may have a material adverse effect on its results of operations.  Although Sun-Times has, in the past, implemented measures in an attempt to offset a rise in newsprint prices, such as reducing page width where practical and managing waste through technology enhancements, newsprint price increases have in the past had a material adverse effect on Sun-Times and may do so again in the future.

Competition in the newspaper industry originates from many sources.  The advent of new technologies and industry practices, such as the provision of newspaper content on free Internet sites, may decrease Sun-Times' sales or force Sun-Times to make other changes that harm its operating performance.

Revenue in the newspaper industry is dependent primarily upon advertising revenue and paid circulation.  Competition for advertising and circulation revenue comes from local and regional newspapers, radio, broadcast and cable television, direct mail and other communications and advertising media that operate in Sun-Times' markets.  The extent and nature of such competition is, in large part, determined by the location and demographics of the markets and the number of media alternatives in those markets.  Some of Sun-Times' competitors are larger and have greater financial resources than Sun-Times.  Sun-Times may experience price competition from newspapers and other media sources in the future.  In addition, newspapers competing in certain markets have added new, free publications that target similar demographics to those that are particularly strong for some of Sun-Times' newspapers.  Lastly, the use of alternative means of delivery, such as free Internet sites, for news and other content has increased significantly in the past few years.  Should significant numbers of Sun-Times' customers choose to receive content using these alternative delivery sources rather than its newspapers, Sun-Times may be forced to decrease the prices charged for its newspapers or make other changes in the way it operates, or Sun-Times may face a long-term decline in circulation, any or all of which may harm Sun-Times' results of operations and financial condition.

Sun-Times publications have experienced declines in circulation in the past and may do so in the future.

Certain of Sun-Times' publications have experienced declines in circulation.  Any significant declines in circulation Sun-Times may experience at its publications could have a material adverse impact on its business and results of operations, particularly on advertising revenue.  Significant declines in circulation could result in an impairment of the value of Sun-Times' intangible assets, which could have a material adverse effect on its results of operations and financial position.  Circulation revenue was US$61.7 million and US$66.3 million for the nine months ended September 30, 2006 and 2005, respectively, reflecting decreases of US$2.2 million in lower single copy revenue and US$2.4 million in home delivery revenue in 2006, reflecting the competitive discounting of subscription rates.  Slightly more than one-half of the circulation revenue decline is attributable to the Chicago Sun-Times.

If Sun-Times fails to implement its business strategy, its business will be adversely affected.

Sun-Times' future financial performance and success are dependent in large part upon its ability to successfully implement its business strategy.  There is a risk that Sun-Times will not be able to successfully implement its business strategy or be able to improve its operating results.  In particular, there is a risk that Sun-Times will not be able to increase circulation of its publications, obtain new sources of advertising revenues, generate additional revenues by building on the brand names of its publications or raise the cover prices of its publications without causing a decline in circulation.  Furthermore, any growth through acquisitions and investments will be dependent upon identifying suitable acquisition or investment candidates and successfully consummating such transactions and integrating the acquired operations at reasonable costs.  Sun-Times may not successfully integrate any acquired businesses and may not achieve anticipated revenue and cost benefits.  Such acquisitions and investments may require additional funding which may be provided in the form of additional debt, equity financing or a combination thereof.  There is a risk that any such additional financing will not be available to Sun-Times on acceptable terms or at all.

Implementation of Sun-Times' business strategy could be affected by a number of factors beyond its control, such as increased competition, general economic conditions, legal developments or increased operating costs and expenses.  In particular, there has been a recent trend of increased consolidation among major retailers, including as a result of bankruptcies of certain retailers.  This trend may adversely affect Sun-Times' results of operations by reducing the number of advertisers using its products and increasing the purchasing power of the consolidating retailers, thereby leading to increased margin pressure on its advertising revenues.

Any failure by Sun-Times to successfully implement its business strategy may adversely affect its ability to pay dividends on its common shares.  On December 13, 2006, Sun-Times announced that the Sun-Times Board had voted to suspend Sun-Times' quarterly dividend (see "Description of the Business − Sun-Times").  Sun-Times may, in addition, decide to alter or discontinue certain aspects of its business strategy at any time.

Sun-Times may experience labour disputes, which could slow down or halt production or distribution of its newspapers or other publications.

As of September 30, 2006, approximately 35% of the Sun-Times News Group's employees were covered by collective bargaining agreements.  Contracts covering approximately 46% of union employees will expire or are being negotiated in the 12 months following September 30, 2006.  While there have been no work stoppages at any of the Sun-Times News Group's newspapers in the past five years, a work stoppage or strike may occur prior to the expiration of the current labour agreements or during negotiations of new labour agreements or extensions of existing labour agreements.  Work stoppages or other labour-related developments could slow down or halt production or distribution of the newspapers, which would adversely affect Sun-Times' results of operations.

A substantial portion of Sun-Times' operations are concentrated in one geographic area.

With the sale of the Telegraph Group in July 2004, The Jerusalem Post in December 2004, and the Canadian newspapers in late 2005 and early 2006, Sun-Times' revenue and business activities are concentrated principally in the greater Chicago metropolitan area.  As a result, Sun-Times' revenue is dependent on economic and competitive factors affecting the greater Chicago metropolitan area.

DIVIDENDS

The Corporation is a holding corporation and its assets consist primarily of investments in its subsidiaries and affiliated companies.  As a result, the Corporation's ability to meet its future financial obligations and to pay dividends is dependent in part upon the availability of cash flows principally from Sun-Times through dividends.  Sun-Times is under no obligation to pay dividends and, on December 13, 2006, announced that it was suspending the payment of its quarterly dividends.  Sun-Times' ability to pay dividends on its shares may be limited as a result of its dependence on the receipt of dividends and other receipts from Publishing.  Publishing and its principal subsidiaries are subject to statutory restrictions and restrictions in debt agreements that limit their ability to pay dividends.

Under corporate law, the Corporation is not permitted to pay any dividends or redeem any of its shares in certain circumstances, including if the Corporation's liquidity would be unduly impaired as a consequence.  In addition, there are restrictions under the Indentures governing the Senior Secured Notes on the Corporation's ability to pay dividends on its outstanding shares.

The Corporation has not paid any dividends during the past four financial years and currently has no intention of doing so in the foreseeable future.

CAPITAL STRUCTURE

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Preference Shares, issuable in series.

As of each of December 31, 2006, March 31, 2006 and December 31, 2005, 34,945,776 Common Shares and 1,701,995 Series II Preference Shares were issued and outstanding and no Series I Preference Shares or Series III Preference Shares were outstanding.  In 1998, the Corporation converted or redeemed all outstanding Series I Preference Shares and in 2004 the Corporation redeemed all outstanding Series III Preference Shares.

Until certain events of default under the Indentures are remedied or waived, the terms of the Indentures prevent the Corporation from honouring retractions of the Common Shares and the Series II Preference Shares.  See "Corporate Structure Senior Secured Notes".

Common Shares

Holders of Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Corporation, other than separate meetings of the holders of another class or series of shares, and to vote at any such meeting on the basis of one vote for each Common Share held.

Holders of Common Shares are, subject to the prior rights of the holders of the Preference Shares and any other shares ranking senior to the Common Shares with respect to priority in payment of dividends and to the insolvency provisions of applicable law, entitled to receive such dividends as may be declared by the Board of Directors and paid in equal or equivalent amounts per share on all Common Shares at the time outstanding without preference or priority.

The Common Shares are retractable at any time by the holder for their retraction price, which is fixed from time to time, in exchange for Sun-Times A Shares of equivalent value or, at the Corporation's option, cash.  The retraction price determined each quarter (or, in certain specific cases more frequently) is between 90% and 100% of the Corporation's current value, being the aggregate fair market value of all of its assets less the aggregate of (i) the maximum amount payable at such date by the Corporation on its liquidation, dissolution or winding-up in respect of any outstanding Preference Shares, and (ii) its liabilities, including any tax liabilities that would arise on a sale by Sun-Times of all or substantially all of its assets, which, in the opinion of the Board of Directors, would not be refundable at such date, divided by the number of Common Shares outstanding on such date.

In the event of the liquidation, dissolution or winding-up of the Corporation, the holders of Common Shares shall be entitled, subject to the prior rights of the holders of the Preference Shares and any other shares ranking senior to the Common Shares, to the remaining property and assets of the Corporation.

Series II Preference Shares

Holders of Series II Preference Shares are not entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation, except as otherwise provided for in the articles of the Corporation, or as required by law.

Each Series II Preference Share entitles the holder to a dividend in the amount equal to the Canadian dollar equivalent of 0.46 multiplied by any dividend on a Sun-Times A Share (less any U.S. withholding tax thereon payable by the Corporation or any subsidiary).  Such entitlements, net of 5% U.S. withholding tax, are accrued based on the ex-dividend date of the Sun-Times A Share dividend and the amounts are included in accounts payable and accrued liabilities at each reporting date.

On May 12, 1999, the Series II Preference Shares became redeemable at the holder's option for 0.46 of a Sun-Times A Share for each Series II Preference Share.  The Corporation has the option of making a cash payment of equivalent value on the redemption of the Series II Preference Shares.  In certain circumstances, the Corporation may also satisfy its obligation to deliver Sun-Times A Shares on a retraction of Series II Preference Shares by delivering Sun-Times A Shares that are subject to restrictions on resale in accordance with applicable securities laws.

In the event of the liquidation, dissolution or winding up of the Corporation, the holders of Series II Preference Shares are entitled to receive from the Corporation an amount per share equal to (i) 0.46 the market price of a Sun-Times A Share on the date of the liquidation event which shall be satisfied in full by the Corporation through delivery of 0.46 of a Sun-Times A Share for each Series II Preference Share or a cash payment of equivalent value, plus (ii) all dividends and distributions declared and unpaid on each Series II Preference Share and all dividends and distributions declared on a Sun-Times A Share in respect of which a dividend has not been declared on each Series II Preference Share.

MARKET FOR SECURITIES

The Common Shares and Series II Preference Shares of the Corporation are listed on the TSX under the symbols "HLG.C" and "HLG.PR.B", respectively.  The following table sets forth the reported high and low prices and the volume traded for the Common Shares and Series II Preference Shares on the TSX for the periods indicated:

Common Shares (HLG.C)

Month	High	Low	Volume Traded
2005	($)	($)

January	6.60	5.75	427,270
February	6.30	5.96	268,599
March	7.40	5.80	1,639,833
April	6.20	5.80	190,007
May	6.00	5.00	115,841
June	6.00	5.40	32,110
July	6.39	5.65	73,098
August	6.28	5.50	34,600
September	5.95	4.75	180,912
October	5.35	4.25	63,813
November	4.25	2.35	330,397
December	2.75	2.00	127,329

Month	High	Low	Volume Traded
2006	($)	($)

January	4.00	2.50	75,220
February	3.00	2.50	31,732
March	2.70	2.41	48,276
April	2.45	1.85	205,238
May	2.25	1.85	447,466
June	2.15	2.00	29,780
July	2.50	2.10	106,000
August	3.25	2.15	150,409
September	2.15	1.80	28,118
October	2.00	1.25	693,288
November	1.60	1.15	63,841
December	1.50	1.17	77,283

Month	High	Low	Volume Traded
2007	($)	($)

January	1.20	1.00	39,395
February	1.00	0.71	33,032
March (1-6)	1.25	1.07	29,203

Series II Preference Shares (HLG.PR.B)

Month	High	Low	Volume Traded
2005	($)	($)

January	9.03	9.03	2,997
February	8.00	8.00	300
March	8.00	7.75	3,220
April	7.60	7.50	1,108
May	7.63	7.00	2,108
June	-	-	-
July	-	-	-
August	7.30	5.50	1,973
September	5.25	5.25	329
October	5.00	5.00	640
November	-	-	67(1)
December	4.50	4.25	1,545

Month	High	Low	Volume Traded
2006	($)	($)

January	4.25	4.00	884
February	4.30	4.30	3,000
March	4.00	4.00	301
April	4.01	4.00	1,587
May	4.00	3.75	1,254
June	3.50	3.50	604
July	-	-	-
August	-	-	17(1)
September	-	-	-
October	-	-	-
November	3.50	1.70	2,384
December	2.70	1.75	4,712

Month	High	Low	Volume Traded
2007	($)	($)

January	3.25	3.25	500
February	3.25	3.25	300
March (1-6)	3.25	3.15	100

Notes:

(1)           Insufficient volume of trading for the TSX to generate high and low prices.

DIRECTORS AND OFFICERS

The names, municipalities of residence, positions with the Corporation and principal occupations of the directors and executive officers of the Corporation are as shown below, current as of March 31, 2006 and December 31, 2005.  The term of each director will expire at the next annual meeting of the Corporation's shareholders.

Directors and Officers as at March 31, 2006 and December 31, 2005
Name and Municipality of Residence	Office	Period(s) Serving as Director	Principal Occupation
Randall C. Benson Burlington, Ontario	Chief Restructuring Officer, Director	July 19, 2005 -	Chief Restructuring Officer, Hollinger Inc.
Joseph H. Wright(1)(3) Toronto, Ontario	Chairman of the Board, Director	July 19, 2005 - April 17, 2006	Managing Partner, Barnagain Capital
Stanley M. Beck, QC(2)(3)(4) Toronto, Ontario	Director	July 19, 2005 -	President, Granville Arbitrations Limited
David W. Drinkwater(2) Toronto, Ontario	Director	August 25, 2005 -	Chief Legal Officer, Nortel Networks Corporation
Newton G. Z. Glassman(1)(2)(4) Toronto, Ontario	Director	July 19, 2005 -	Managing Partner, Catalyst Capital Group Inc.
David A. Rattee(1)(4) Toronto, Ontario	Director	August 25, 2005 -	Chairman, President and Chief Executive Officer, CIGL Holdings Ltd.
Ronald B. Mitchell Toronto, Ontario	Acting Chief Financial Officer(5)	__	Acting Chief Financial Officer, Hollinger Inc.

Notes:
(1)	Member of the Audit Committee. Rattee is the Chairman of the Audit Committee.
(2)	Member of the Litigation Committee. Drinkwater was the Chairman of the Litigation Committee from October 28, 2005 until May 12, 2006.
(3)	Wright served as Chairman of the Board from September 22, 2005 until resigning from the Board on April 17, 2006. Beck has served as Chairman of the Board since April 17, 2006.
(4)	Member of the Compensation Committee.
(5)
Mitchell acted in the capacity of Chief Financial Officer during the 2006 Financial Year under a consulting services agreement with the Corporation.  Creasey, the former Chief Financial Officer of the Corporation, commenced a leave of absence from the Corporation in June 2004.  Creasey ceased to be remunerated by the Corporation in June 2005, but has remained a participant in the Corporation's group health and benefits plan.

During the last five years, all of the directors and officers named in the table above have been associated with the Corporation or with the companies or organizations (or affiliates of those companies or organizations) indicated opposite their names, except as follows:

(a)
Randall C. Benson– Benson acted as Special Advisor to the board of directors at CFM Corporation in 2005.  He was Chief Restructuring Officer of Ivaco Inc. from 2003 to 2005, and served as Special Advisor to the board of directors (1999 to 2000) and Senior Vice President and Chief Financial Officer (2000 to 2002) at Call-Net Enterprises Inc. (which owned Sprint Canada Inc.) from 1999 to 2002.  Benson has been the President of Benson Consulting since 1999. He holds a B.B.A. and an M.B.A. from York University.

(b)
Joseph H. Wright– Wright has been the Managing Partner of Barnagain Capital since February 2001.  He was an officer and director of Hip Interactive Inc. from August 2002 until April 2005.  Wright was Managing Partner at Crosbie & Company Inc. from 1997 to February 2001 and prior to that was President and Chief Executive Officer for Swiss Bank Corporation (Canada).  Until November 2006, he served as the Chairman of the board of trustees of O&Y REIT.  Wright is currently the Chairman and Trustee of BFI Canada Income Fund and also serves on other boards of trustees and boards of directors, including Loblaw Companies Limited, President's Choice Bank, OutdoorPartner Media Corporation and ROC Pref Corp.  During his professional career, Wright spent 23 years with Citibank as a lending officer, approximately nine years with Burns Fry Ltd. as an investment banker and Vice Chairman and two years as President of Swiss Bank Canada.  During all of these years he was responsible for the review of financial statements and financial analysis.  He has served on many audit committees and also served as the chair of four audit committees.

(c)
Stanley M. Beck– Beck currently serves as director for Altamira Inc. (Chairman, Advisory Council), GMP Capital Corp. (Chairman), NewGrowth Corp., Utility Corp., First Financial GP Corp., Canadian Tire Bank Inc. and 407 International Inc. (Chairman).  Beck is a former Chairman of the OSC and former Dean of Osgoode Hall Law School.

(d)
David W. Drinkwater– Drinkwater has been the Chief Legal Officer of Nortel Networks Corporation since December 19, 2005.  From August 2004 to December 2005 he acted as an independent consultant and corporate director.  From April 2003 to July 2004 he was Executive Vice President and Chief Financial Officer at Ontario Power Generation Inc.  From December 1998 to March 2003, Drinkwater was Executive Vice President, Corporate Development and Legal Affairs at Ontario Power Generation.  Drinkwater holds an LL.M. from London School of Economics, U.K., an LL.B. from Dalhousie University and a B.A. in Business Administration from Richard Ivey School of Business at the University of Western Ontario.

(e)
Newton G. Z. Glassman– Glassman is currently Managing Partner at Catalyst Capital Group Inc.  Prior thereto, Glassman was Vice President of Canadian Corporate Funding Limited, Chief Executive Officer and President of FigCorp Inc., Director at Bear Stearns & Co. Inc., Principal at Berenson Minella & Co. and Managing Director of Cerberus Capital Management LP. He holds a B.A. in Economics and an LL.B. from the University of Toronto and an M.B.A. from the Wharton School of the University of Pennsylvania.

(f)
David A. Rattee– Rattee has been President and Chief Executive Officer of MICC Investments Ltd. since 1987.  He is also currently Chairman, President and Chief Executive Officer of CIGL Holdings Ltd.  Prior to this, Rattee held the positions of Executive Vice President and Chief Financial Officer of Central Capital Corporation, President and Chief Operating Officer of Lloyds Bank Canada and various senior executive positions with Continental Bank of Canada and IAC Limited.  He serves as a director on a number of boards, including MICC Investments Ltd., Bank of New York Trust Co. of Canada, Northstar Aerospace Inc. (where he is also Chairman of the audit committee), Open Access Ltd., Loring Ward International Ltd. (where he is also Chairman of the board), Reliable Life Insurance Company and Old Republic Insurance Co. of Canada.  Rattee holds a B.Comm. from McGill University and an M.B.A. from the University of Western Ontario.  Rattee is a Chartered Accountant.

(g)
Ronald B. Mitchell– Mitchell was Chief Financial Officer and Senior Vice President at Patheon Inc. from December 18, 2002 until August 31, 2005.  Prior to that, he was Senior Vice President, Finance and Treasurer at Patheon Inc. and prior to that a business consultant.  Mitchell is a Chartered Accountant.

Recent Developments

The following individuals served as directors of the Corporation following the completion of the 2006 Financial Year:

(a)	Robert Gillespie– Gillespie served as a director since May 12, 2006 and a member of the Compensation Committee since June 7, 2006. He resigned from the Board on October 26, 2006.

(b)
Patrick W.E. Hodgson– Hodgson has served as a director since May 12, 2006 and as a member of the Audit Committee since June 7, 2006.  Hodgson is President of Cinnamon Investments Ltd., a Toronto-based investment manager. Hodgson was President of London Machinery Co. Ltd. for 25 years, and subsequently was Chairman of the board at Todd Shipyards Corporation and Scotts Hospitality Inc. He is currently serving as a director of M & T Bank, First Carolina Investors, Inc. and Todd Shipyards Corporation. Hodgson holds a B.S. in Economics from the Wharton School of the University of Pennsylvania.

(c)
G. Wesley Voorheis– Voorheis has served as a director and as Chairman of the Litigation Committee since May 12, 2006.  Voorheis is Managing Director of VC&Co. and a Partner of Voorheis & Co. LLP, which acts as an advisor to institutional and other shareholders with respect to their investments in Canadian public and private companies.  Prior to the establishment of Voorheis & Co. LLP, Voorheis was a partner in a major Toronto law firm specializing in securities law and mergers and acquisitions.

On January 16, 2007, the Corporation announced that Benson would be stepping down as Chief Restructuring Officer of the Corporation after a short transition period, following which Voorheis, a director of the Corporation and Chairman of the Litigation Committee, would be appointed Chief Executive Officer.  See "General Development of the Corporation and its Business – Executive Transition".

2005 Financial Year

The following individuals served as directors of the Corporation prior to December 31, 2005 but during the 2005 Financial Year:

(a)	Carroll served as a director from August 19, 2004 to July 19, 2005. He was President and Chief Executive Officer of the Corporation from May 16, 2005 to July 19, 2005.

(b)	Metcalfe served as a director from September 27, 2004 to July 21, 2005. He was Executive Vice President and Chief Operating Officer of the Corporation from May 16, 2005 to July 21, 2005.

(c)	Vale served as a director from August 19, 2004 to June 29, 2005. He was President of the Corporation from November 24, 2004 to May 16, 2005.

(d)	Wakefield served as a director from September 27, 2004 to July 21, 2005.

(e)	Walker served as a director from January 19, 2004 to July 19, 2005. He was Chairman of the Board from November 24, 2004 to July 19, 2005.

(f)	White served as a director from June 20, 1991 to June 8, 2005. He was Vice President, Operations and Secretary of the Corporation from December 1, 2004 to June 8, 2005.

Subsidiaries

In addition to the foregoing, the following directors currently hold or formerly held positions in subsidiaries of the Corporation listed below:

Name and Municipality of Residence	Office	Period(s) Serving as Director or Officer	Name of Subsidiary
Randall C. Benson Burlington, Ontario	Director, President and Secretary	September 27, 2005 -	TSI
	Director, President and Secretary	October 7, 2005 -	4322525 Canada Inc.
	Director, President and Secretary	October 27, 2006 -	Domgroup
	Director, President and Secretary	September 27, 2005 -	Sugra Limited
	Director	January 20, 2006 - July 14, 2006	Sun-Times
Stanley M. Beck, QC Toronto, Ontario	Director	September 27, 2005 -	TSI
	Director	October 7, 2005 -	4322525 Canada Inc.
	Director	October 27, 2006 -	Domgroup
	Director	September 27, 2005 -	Sugra Limited
	Director	January 20, 2006 - July 14, 2006	Sun-Times
David A. Rattee Toronto, Ontario	Director	September 27, 2005 -	TSI
	Director	October 7, 2005 -	4322525 Canada Inc.
	Director	October 27, 2006 -	Domgroup
	Director	September 27, 2005 -	Sugra Limited

Voting Securities Controlled by Directors and Officers

As of March 31, 2006, the directors and executive officers of the Corporation as a group beneficially own, directly or indirectly, or exercise control or direction over, 1,001,423 Common Shares (representing 2.9% of the outstanding Common Shares), 1,398,000 Series II Preference Shares (representing 80% of the outstanding Series II Preference Shares) and 4,110.67 Sun-Times A Shares (representing less than 0.1% of the outstanding Sun-Times A Shares).

For additional information regarding the ownership of the Corporation's shares by the directors of the Corporation, see "Corporate Structure – Ownership of Securities of the Corporation".

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

On May 18, 2004, as a result of the inability of the Corporation to file financial statements on a timely basis as required under the OSA, the OSC issued a temporary cease trade order that prohibited certain then current and former directors, officers and insiders of the Corporation from trading in securities of the Corporation, subject to certain exceptions.  On June 1, 2004, the OSC issued the MCTO.  The MCTO was subsequently varied on March 8, 2005, August 10, 2005 and April 28, 2006.  The April 28, 2006 variation added the then current directors and officers of the Corporation to the list of persons subject to the MCTO.  The MCTO currently remains in effect.  In order to have the MCTO revoked, the Corporation must make an application to the OSC.  The Corporation intends to make such an application following the filing of this AIF and certain of its other continuous disclosure documents on SEDAR.

Certain related orders were also issued by the Securities Commissions of British Columbia and Alberta.  See "General Development of the Corporation and its Business − Management and Insider Cease Trade Orders".

Drinkwater has been a senior officer of Nortel Networks Corporation since December 19, 2005.  On April 10, 2006, the OSC issued a management cease trade order applicable to senior officers of Nortel Networks Corporation that was in effect until June 8, 2006.  The order was issued in connection with the failure of Nortel Networks Corporation to file its annual financial statements for the year ended December 31, 2005 by the date required under applicable securities laws.

From on or about September 18, 2003 until June 24, 2004, Voorheis was a director of Atlas Cold Storage Holdings Inc. ("ACSHI"), the entity through which Atlas Cold Storage Income Trust ("Atlas") carried on its business. As a result of Atlas not having filed its 2003 third quarter financial statements by the required deadline, the OSC issued a management cease trade order relating to any trading in securities of Atlas, against the trustees of Atlas, certain members of the board of directors of ACSHI and certain other then current and former officers of ACSHI. The cease trade order remained in effect until May 11, 2004, following the remediation of the filing default.

On February 20, 2002, Call-Net Enterprises Inc. ("Call-Net") announced a recapitalization proposal to reduce its debt (the "Plan of Arrangement"). The terms of the Plan of Arrangement included the exchange of Call-Net's existing $2.6 billion senior unsecured notes for US$377 million in new secured debt due in 2008, a payment of US$81.9 million in cash to existing debtholders and the granting of shares amounting to 80% of the equity of the recapitalized company to existing debtholders. On April 3, 2002, Call-Net's debtholders and shareholders voted in favour of the Plan of Arrangement, and on April 5, 2002 a final order of the Ontario Court under the CBCA was received to implement the Plan of Arrangement effective April 10, 2002. Benson was Senior Vice President and Chief Financial Officer and Wright and Rattee were directors of Call-Net at the time.

Rattee was a director of TDZ Holdings Inc. from April 1999 to August 2001. On July 21, 2001, certain provincial securities commissions issued orders ceasing the trade of TDZ Holdings Inc.'s shares as a result of a failure to file its financial statements within the prescribed filing periods. Such financial statements were subsequently filed and the order was revoked.

On November 15, 2000, Hodgson resigned as director of Queensway Financial Holdings Limited. On May 18, 2001, Queensway Financial Holdings Limited and its wholly owned U.S. subsidiary Queensway Holdings, Inc. obtained an order from the Ontario Court appointing Ernst & Young Inc. as an interim receiver pursuant to the Bankruptcy and Insolvency Act (Canada).

Voorheis became a director and Chairman of the board of YBM Magnex International, Inc. ("YBM") in September 1998 pursuant to a reconstitution of YBM's board of directors undertaken at the instigation of its Canadian institutional shareholders. YBM had previously been the subject of cease trade orders relating to, among other things, its failure to file financial statements, which cease trade orders were ultimately made permanent. On December 8, 1998, at the instigation of its board of directors, YBM applied and received an order from the Alberta Court of Queen's Bench appointing Ernst & Young YBM Inc. as receiver and manager of YBM. The board of directors, including Voorheis, resigned immediately after the appointment.

On February 26, 1997, CIGL Holdings Ltd., a company of which Rattee was a director and officer, obtained court approval in respect of a proposal filed in January 1997 under the Bankruptcy and Insolvency Act (Canada).

Conflicts of Interest

Glassman is a director of the Corporation and the Managing Partner of Catalyst Capital Group Inc., which through Catalyst, exercises control or direction over approximately 2.5% of the outstanding Common Shares and approximately 80% of the outstanding Series II Preference Shares.  Legal counsel to the Corporation has received correspondence from Catalyst's legal counsel dated September 1, 2006 and September 11, 2006 (collectively, the "Catalyst Letters").  The Catalyst Letters request the reimbursement of an aggregate amount of approximately $4.0 million in legal fees incurred by Catalyst in its capacity as a shareholder of the Corporation from June 11, 2004 to August 31, 2006 in connection with the Inspection and other matters relating to the Corporation.  No such costs have been paid. The Board of Directors has not agreed to pay these costs and is considering Catalyst's request for reimbursement.

The Catalyst Letters indicate that approximately $1.6 million of the total aggregate fees described therein were paid by Catalyst to Voorheis & Co. LLP.  Voorheis is a director of the Corporation and the Managing Partner of Voorheis & Co. LLP.  Voorheis & Co. LLP entered into an engagement letter with Catalyst dated May 8, 2006 (effective as of April 3, 2006).  The engagement letter provides, among other things, that:  (a) Voorheis agrees to serve as a director of the Corporation and Chairman of the Litigation Committee of the Board; (b) Catalyst acknowledges that Voorheis will be subject to fiduciary and other duties to the Corporation and, as a consequence thereof, Voorheis will under no circumstances prefer the interests of Catalyst over the interests of the Corporation; (c) Catalyst acknowledges that to the extent Voorheis perceives any conflict of interest between Catalyst and the Corporation, Voorheis will not participate as a director of the Corporation in any discussion or vote with respect to the matter; (d) nothing in the engagement letter will prevent Voorheis from resigning as a director or Chairman of the Litigation Committee of the Corporation, or Catalyst from terminating the engagement of Voorheis & Co. LLP; and (e) Catalyst will be charged a fair and reasonable fee based upon all relevant factors. Pursuant to the Voorheis Engagement Agreement, Voorheis has agreed to terminate this engagement with Catalyst upon being appointed a senior executive of the Corporation.

2006 EXECUTIVE COMPENSATION

Compensation of Officers

The executive officers of the Corporation as at March 31, 2006, the end of the Corporation's most recent financial year, were Benson, Chief Restructuring Officer and Mitchell, who during this period acted in the capacity of Chief Financial Officer under a consulting services agreement with the Corporation.  As Chief Restructuring Officer, Benson acts as the Chief Executive Officer of the Corporation.  As a result of a change in the Corporation's financial year-end, the 2006 Financial Year ended March 31, 2006 consists of the three-month period from January 1, 2006 to March 31, 2006.  The Corporation's financial years ended December 31, 2005 and 2004 consist of the 12-month periods ended December 31, 2005 and 2004, respectively.

Summary Compensation Table

The following table sets out compensation paid in respect of Benson and Mitchell (collectively, the "2006Named Executive Officers") during the Corporation's three most recent financial years.

		Compensation Paid During Financial Year (1				Long-Term Compensation Awards
Name and Principal Position	Financial Year	Salary ($)	Bonus ($)	Other Compensation ($)		Securities under Options Granted

Randall Benson	2006 (1)	–	–	225,000	(2)	–
Chief Restructuring Officer	2005	–	–	412,500	(2)	1,000,000	(3)
	2004	–	–	–		–

Ronald Mitchell (4)	2006 (1)	–	–	63,138	(5)	–
	2005	–	–	22,154	(5)	–
	2004	–	–	–		–

(1) References in this table under the column "Financial Year" to 2006 are to the 2006 Financial Year (January 1, 2006 to March 31, 2006).  Amounts shown do not include Goods and Services Tax paid by the Corporation in connection with the services provided.

(2) Consists of advisory fees paid to Benson Consulting in respect of Benson's services as Chief Restructuring Officer from July 15, 2005 to December 31, 2005 and during the 2006 Financial Year.  See "− Termination of Employment, Change in Responsibilities and Employment Contracts".  Perquisites and other personal benefits did not exceed the lesser of $50,000 and 10% of the total annual salary and bonus during the applicable financial year.

(3) Under the Advisory Agreement Benson Consulting was granted options to acquire 1,000,000 Common Shares.  See "− Termination of Employment, Change in Responsibilities and Employment Contracts" and " − Options and SARs – Stock Option Plan".

(4) Mitchell acted in the capacity of Chief Financial Officer during the 2006 Financial Year under a consulting services agreement with the Corporation.  Creasey, the former Chief Financial Officer of the Corporation, commenced a leave of absence from the Corporation in June 2004.  Creasey ceased to be remunerated by the Corporation in June 2005, but has remained a participant in the Corporation's group health and benefits plan.

(5) Consists of advisory fees paid under a consulting services agreement with Mitchell from November 28, 2005 to December 31, 2005 and during the 2006 Financial Year.  See "− Termination of Employment, Change in Responsibilities and Employment Contracts".  Perquisites and other personal benefits did not exceed the lesser of $50,000 and 10% of the total annual salary and bonus during the applicable financial year.

Options and SARs

Stock Option Plan

Under the Option Plan, the Corporation may issue non-transferable options to purchase up to 5,560,000 Common Shares to designated executives of the Corporation, its subsidiaries and affiliates (including the 2006 Named Executive Officers).  Options issued under the Option Plan entitle the holder to purchase up to a specified maximum number of Common Shares at a price equal to the exercise price.

At the present time, the Corporation's Board of Directors does not anticipate further issuance of options under the Option Plan, other than as may be necessary to attract or retain executives with the specialized skills required to execute the Corporation's restructuring initiatives in the short and medium term.  During the 2006 Financial Year, no Options were granted to the 2006 Named Executive Officers under the Option Plan.

In 2005, pursuant to the Advisory Agreement under which Benson's services as Chief Restructuring Officer are provided, the Corporation granted Benson Consulting options to purchase an aggregate of 1,000,000 Common Shares under the Option Plan at an exercise price of $5.50. See "— Termination of Employment, Change in Responsibilities and Employment Contracts – Randall Benson".  These options contain accelerated vesting provisions and, as at April 15, 2006, all such options had vested (as at March 31, 2006, 750,000 of these options had vested).  The options granted under the Advisory Agreement expire on the date immediately following the date that is three years after the Advisory Agreement is terminated, provided that if any of the Common Shares is subject to any cease trade order or any similar restraint on trading during the last 18 months of such three-year period, the exercise period of the options is extended by a period equal to the number of days any such trading restraint is in effect.  If, due to applicable law, including orders of securities authorities, Benson Consulting is unable to exercise such options or sell Common Shares issuable on exercise of such options, the Corporation must provide alternate compensation to Benson Consulting having an equivalent total after-tax value to Benson Consulting.

Aggregated Option Exercises During the 2006 Financial Year and Financial Year-End Option Values

The following table sets forth details concerning the value of outstanding options issued pursuant to the Option Plan to 2006 Named Executive Officers as at March 31, 2006.

Name and Principal Position	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at March 31, 2006 (#) Exerciseable/Unexerciseable	Value of Unexercised in-the-Money Options/SARs at March 31, 2006 (1) ($) Exerciseable/Unexerciseable

Randall Benson	0	0	750,000/250,000	0/0
Chief Restructuring Officer

(1)
Based on the March 30, 2006 closing price of the Common Shares on the Toronto Stock Exchange of $2.41, the last day of the 2006 Financial Year for which a closing price was recorded by the Toronto Stock Exchange.

Termination of Employment, Change in Responsibilities and Employment Contracts

Randall Benson: The services of Benson as Chief Restructuring Officer are provided to the Corporation under the Advisory Agreement.  Under the Advisory Agreement, the Corporation pays Benson Consulting a work fee of $75,000 per month (exclusive of payments in respect of Goods and Services Tax).  In addition, Benson Consulting is entitled to the Ravelston Milestone Fees in relation to the achievement of the Ravelston Receivable Milestone and the Ravelston Litigation Milestone.  The Advisory Agreement also provides for payments in respect of Other Milestones.

Milestone fees on achievement of any Ravelston Receivable Milestone are payable (i) for amounts in aggregate up to $35 million, in an amount equal to 1% thereof, (ii) for any further amounts exceeding $35 million but not in aggregate exceeding $50 million, in an amount equal to 1.5% thereof, and (iii) for any further amounts exceeding $50 million, in an amount equal to 2% thereof.  Milestone fees on achievement of any Ravelston Litigation Milestone are payable (i) for amounts in aggregate up to $100 million, in an amount equal to 0.5% thereof, and (ii) for any further amounts exceeding $100 million, in an amount equal to 0.25% thereof.  Payments to Benson Consulting relating to the achievement of Other Milestones were to be negotiated with regard to, among other things, the Ravelston Milestone Fees as indicative of the magnitude of milestone fees Benson Consulting might reasonably receive for Other Milestones of comparable value realization and to short-term success-based incentive compensation provided to persons performing a similar role in relation to public company restructurings of similar complexity and/or amounts at issue.  In addition, under the Advisory Agreement, the Corporation granted Benson Consulting options under its Option Plan to purchase an aggregate of 1,000,000 Common Shares.  See "— Options and SARs – Stock Option Plan".

The Corporation may terminate the engagement of Benson Consulting under the Advisory Agreement at any time.  However, if termination by the Corporation occurs other than (i) on 30 days' prior written notice provided at the end of any month, (ii) on the death or disability of Benson, or (iii) for Sufficient Cause (defined below) or if Benson Consulting terminates the engagement for Good Reason (defined below), then (x) if such termination occurs following a Change of Control (defined below), the Corporation must pay Benson Consulting a fee equal to the greater of (A) nil, and (B) two times the total work fees earned to the date of termination, subject to a maximum of $1.5 million, and (y) Benson Consulting is entitled to milestone fees for matters on which Benson Consulting made a substantial contribution towards a milestone during the term of the Advisory Agreement, so long as such milestone is achieved prior to the end of the 12 months following the termination of services provided under the Advisory Agreement (the "Sunset Term") (provided that for any litigation or arbitration proceeding in respect of which the trial hearing commenced prior to the termination of services provided under the Advisory Agreement, the Sunset Term will not expire until 12 months following the date on which a final judgment is obtained or the date of a final and binding settlement disposing of such matter, as the case may be).

A "Change of Control" is defined as the occurrence of any of the following events, other than an Excluded Event (defined below):  (i) the change in the holding, direct or indirect, of the shares of the Corporation as a result of which a Control Person (defined below) becomes the beneficial owner, directly or indirectly, of shares and/or other securities which, directly or following the conversion thereof, would entitle the holders thereof to cast more than 20% of the votes attaching to all shares of the Corporation which may be cast to elect directors of the Corporation; (ii) Incumbent Directors (defined below) no longer constituting a majority of the Board or having their powers restricted, in whole or in part, to manage the business and affairs of the Corporation pursuant to a legally enforceable unanimous shareholder agreement; (iii) a sale or other disposition of all or substantially all of the property or assets of the Corporation; or (iv) any determination by the majority of the Incumbent Directors that a change in control has occurred or is about to occur.  An "Excluded Event" is defined as any change in the holding, direct or indirect, of shares in the Corporation, or a change in the percentage of shares held, by reason of: (i) the cancellation of previously outstanding shares directly or indirectly held by one or more Ravelston Entities; (ii) a sheriff, receiver, receiver/manager, custodian, liquidator, trustee in bankruptcy or other officer of a court directly or indirectly acquiring shares in the capital of the Corporation; (iii) the Corporation or any of its affiliates (other than Sun-Times and its subsidiaries) acquiring shares directly or indirectly held by one or more Ravelston Entities; or (iv) a transfer of shares within a related group of entities acting in combination or jointly or in concert where there is no change in the person directly or indirectly entitled to control how such shares will be voted.  A "Control Person" is defined as any person or group of persons acting jointly or in concert, or any person associated or affiliated with any such person or group within the meaning of the OSA.  "Incumbent Directors" is defined as those persons that were directors of the Corporation as at July 15, 2005, and up to three additional persons that are appointed at any time within three months thereafter.

"Good Reason" is defined as the occurrence of any one or more of the following conditions without the prior written consent of Benson, which conditions remain in effect 10 days after written notification by Benson to the Chair or Lead Director of the Corporation (any such notification to have been given within 60 days of Benson first learning of the condition referred to therein) that he objects to the occurrence of such condition:  (i) the assignment to or removal from Benson of a set of responsibilities that represents a material change in Benson's then-current responsibilities as Chief Restructuring Officer; (ii) a change in the reporting relationship of Benson to the Board or in the reporting relationships of other executives of the Corporation to Benson as Chief Restructuring Officer or to the Board; (iii) the requirement that Benson relocate his office to a location that is outside a 50 kilometre radius of the current location of the Chief Restructuring Officer's office; and (iv) a Change of Control.

"Sufficient Cause" is defined as the occurrence of a material breach by Benson Consulting of its obligations under the Advisory Agreement that is not cured within 10 days of written notification to Benson Consulting from the Corporation or an act of theft, dishonesty or wilful misconduct by Benson Consulting or Benson in the performance of services under the Advisory Agreement or if Benson resigns as Chief Restructuring Officer otherwise than for Good Reason.

Ronald Mitchell:  During the 2006 Financial Year, Mitchell provided consulting services to the Corporation under a consulting agreement effective from November 29, 2005 to March 31, 2006.  Mitchell received a work fee of $24,000 per month (exclusive of payments in respect of Goods and Services Tax) for the duration of the consulting agreement.  The consulting agreement provided that if it was terminated at any time prior to its expiry for any reason other than (i) voluntary termination by Mitchell, or (ii) cause, Mitchell would be entitled to payment of his work fee for the entire term of the consulting agreement.  Effective April 1, 2006, Mitchell's consulting arrangements were extended for an additional six months on substantially the same terms, except that the work fee was $40,000 per month (exclusive of payments in respect of Goods and Services Tax) and that Mitchell received a "continuation bonus" of $64,000. Mitchell's consulting arrangements were subsequently extended until March 31, 2007 on substantially the same terms as described in the immediately preceding sentence.

Composition of the Compensation Committee

During the 2006 Financial Year, the Board did not have a compensation committee constituted.  Accordingly, the entire Board performed the function ordinarily performed by a compensation committee.  The Corporation's directors at March 31, 2006 were Beck, Glassman, Wright, Drinkwater, Rattee and Benson.  Benson is an officer of certain subsidiaries of the Corporation, for which he receives no additional compensation from the Corporation or any of its subsidiaries.  Other than Benson, during the 2006 Financial Year, no director was or had previously been an officer or employee of the Corporation or any of its subsidiaries.

Prior to becoming a director, Hodgson had an interest in certain transactions involving the Corporation and its subsidiaries.  On February 6, 2006, Sun-Times and certain of its subsidiaries sold an 87% interest in HCN to Glacier for consideration of $0.737 per unit (approximately $117 million), at which time Hodgson and his affiliates beneficially owned less than 2.5% of Glacier's common shares.  On March 17, 2006, HCN effected a consolidation of its outstanding units to eliminate minority unit holders.  Immediately prior to the consolidation, Hodgson and his affiliates beneficially owned less than 2.0% of HCN's outstanding units.  On the elimination of its HCN units under the consolidation, Hodgson and his affiliates received $0.737 per unit, the same consideration as received by other HCN unitholders.

On July 7, 2006, the Board formed a compensation committee comprised of Beck, Gillespie, Glassman and Rattee.

Report on 2006 Executive Compensation

The Corporation is a holding company and has no material operations.  The Corporation's principal asset is its investment in Sun-Times.  Its primary source of cash flows are dividends received from Sun-Times and proceeds from the sale of its real estate holdings.  The Corporation's expenses principally relate to legal and advisory fees.

The Corporation's executive compensation policy is driven by the unique set of challenges for management in the short and medium term as the Corporation restructures its business.  These management challenges are numerous and include complex litigation matters, Canadian and U.S. regulatory compliance issues, court-ordered third party investigations and defaults under senior indebtedness.  Accordingly, the Board's objective is to attract talented senior management personnel with the specialized skills and management experience to respond to these unique circumstances.  The appointment of Benson as Chief Restructuring Officer in July 2005 reflects the Board's focus on the challenges facing the Corporation in the short and medium term.

Given the uncertainty currently surrounding the Corporation as it restructures, the Board believes that cash consideration plays an important role in executive compensation packages.  However, the Board believes that achievement of short and medium-term goals of the Corporation is enhanced by targeted incentive programs based on quantitatively determinable milestones that evidence progress in the restructuring initiative.  The Board expects to review the terms of the Option Plan and make appropriate amendments to reflect the current circumstances of the Corporation.  At the present time, the Board does not anticipate further issuance of options under the Option Plan, other than as may be necessary to attract or retain executives with the specialized skills required to execute the Corporation's restructuring initiatives in the short and medium term.

Benson is the only 2006 Named Executive Officer that has incentive-based elements included in his compensation package.  These milestone incentive payments are based on success related to value realization by the Corporation.  See "— Termination of Employment, Change in Responsibilities and Employment Contracts –– Randall Benson".  In addition, Benson's compensation package included a grant of stock options in 2005, which, in the Corporation's current circumstances, serve as a longer-term incentive.  The Board believes that Benson's compensation combines an appropriate combination of cash compensation and incentives, given the Corporation's current priorities.  The Corporation has no incentive compensation schemes with 2006 Named Executive Officers based upon qualitative factors.  For the 2006 Financial Year, no payments were made on account of the incentive-based elements of Benson's compensation.

Benson's compensation as Chief Restructuring Officer during the 2006 Financial Year was based on the Board's understanding of compensation packages of chief executives involved in corporate restructurings.

Submitted by the Compensation Committee

Stanley Beck
Robert Gillespie
Newton Glassman
David Rattee

Performance Graph

The following graph compares the total cumulative return of $100 invested in the Common Shares on December 31, 2001 with the cumulative total return of the S&P/TSX Composite Index over the Corporation's last five financial years, including the 2006 Financial Year (in each case, assuming the reinvestment of dividends).  The table below shows what a $100 investment in the above-mentioned index and in the Common Shares, made at December 31, 2001, would be worth in each of the five financial years following the initial investment (in each case, assuming the reinvestment of dividends).

	December 31, 2001	December 31, 2002	December 31, 2003	December 31, 2004	December 31, 2005	March 31, 2006
Hollinger Inc. Common Shares	100.00	50.94	33.52	67.15	25.40	24.48
S&P/TSX Composite Index	100.00	87.56	110.96	127.03	157.68	170.26

Compensation of Directors

Benson, who is a director and is also the Chief Restructuring Officer of the Corporation, receives no remuneration for his services as a director.

The table below sets out the annual retainers and attendance fees paid to the other directors during the 2006 Financial Year.

Annual Board retainer	$70,000
Additional annual retainer for Chairman of the Board	$50,000
Additional annual retainer for chairmen of committees of the Board	$15,000
Additional annual retainer for members of Board committees	$3,500
Board meeting attendance fee	$1,500
Committee meeting attendance fee	$1,500

Compensation of Board members is subject to a cap of $150,000 per director for a 12-month period, except the Chairman of the Board, who is subject to a cap of $200,000 for a 12-month period.

The table below sets out the actual retainers and fees paid to directors by the Corporation in respect of the 2006 Financial Year:

Stanley Beck	$31,875
David Drinkwater	$35,625
Newton Glassman	$34,250
David Rattee	$29,625
Joseph Wright	$38,375

From January 20, 2006 to July 14, 2006, Benson and Beck served as directors of Sun-Times.  Benson received no remuneration as a director of Sun-Times.  In connection with serving as a director of Sun-Times in respect of the 2006 Financial Year, Beck received fees of US$24,500 and a grant of 1,751.2 deferred stock units under Sun-Times' 1999 Stock Incentive Plan.  Each deferred stock unit granted represents an unfunded, unsecured right to receive one Sun-Times A Share as soon as is reasonably practicable after the date the director ceases to be a director of Sun-Times.

2005 EXECUTIVE COMPENSATION

Compensation of Officers

The executive officers of the Corporation as at December 31, 2005 were Benson, Chief Restructuring Officer and Mitchell, who during this period acted in the capacity of Chief Financial Officer under a consulting services agreement with the Corporation.  As Chief Restructuring Officer, Benson acted as the Chief Executive Officer of the Corporation.

Summary Compensation Table

During the 2005 Financial Year at various times each of Carroll, Vale and Benson served in the role of Chief Executive Officer of the Corporation and Ronald Mitchell served in the role of Chief Financial Officer of the Corporation.  Set out below is compensation paid in respect of these persons together with the three most highly compensated other executive officers during the 2005 Financial Year (collectively, the "2005 Named Executive Officers") during the 2005 Financial Year and the two preceding financial years.

		Compensation Paid During Financial Year(1)			Long-Term Compensation Awards
Name and Principal Position	Financial Year	Salary ($)	Bonus ($)	Other Compensation ($)	Securities under Options Granted

Gordon W. Walker (2)	2005	–	–	1,189,619.33 (3)(4)	–
Chairman	2004	–	–	405,436.26 (3)	–
	2003	–	–	–	–

Paul A. Carroll (5)	2005	–	–	1,189,619.33 (6)(4)	–
President and	2004	–	–	167,054.33 (6)	–
Chief Executive Officer	2003	–	–	–	–

Donald M.J. Vale (7)	2005	–	–	589,619.33 (8)(4)	–
President	2004	–	–	182,054.33 (8)	–
	2003	–	–	–	–

Robert Metcalfe (9)	2005	–	–	588,119.33 (10)(4)	–
Executive Vice President and	2004	–	–	142,815.22 (10)	–
Chief Operating Officer	2003	–	–	–	–

Peter G. White (11)	2005	–	–	430,024.19 (12)(4)	–
Vice President Operations	2004	–	–	977,201.92 (12)	–
and Secretary	2003	–	–	46,000 (12)	–

Randall Benson (13)	2005	–	–	412,500 (14)	1,000,000 (15)
Chief Restructuring Officer	2004	–	–	–	–
	2003	–	–	–	–

Ronald Mitchell (16)	2005	–	–	22,154 (17)	–
	2004	–	–	–	–
	2003	–	–	–	–

(1) The compensation set out in this 2005 Executive Compensation Disclosure is limited to compensation paid by the Corporation and the subsidiaries over which it currently exercises control as of the date hereof, which excludes, among other entities, Sun-Times and its subsidiaries.  Amounts shown do not include Goods and Services Tax, if any, paid by the Corporation in connection with services provided.

(2) Walker served as Chairman of the Corporation from November 24, 2004 to July 19, 2005 and a director of the Corporation from January 19, 2004 to July 19, 2005.  Walker served as an officer of the Corporation for approximately 6.5 months during the 2005 Financial Year.

(3) Other than the Departure Bonus referred to in footnote 4 below, Walker received all of this compensation in the form of directors fees.  Current management of the Corporation not presently aware that perquisites and other personal benefits paid to Walker during the 2005 Financial Year exceeded the lesser of $50,000 and 10% of the total annual salary and bonus during the applicable financial year.

(4) Payments in the amount of $600,000 (the "Departure Bonuses") to each of the Interim Directors were purportedly approved by the Corporation's then Board of Directors in March 2005.  During July 2005, the Corporation paid the Departure Bonuses to Walker and Carroll.  The remainder of the Interim Directors have not received funds in respect of the Departure Bonuses, although they have taken the position in court proceedings that they are entitled to be paid their Departure Bonuses.  The entitlement of the Interim Directors to the Departure Bonuses is now disputed by the Corporation.  The Corporation has commenced a motion for directions of the Ontario Court permitting it to commence an action against the Interim Directors to recover, among other things, excessive remuneration paid to the Interim Directors and the Departure Bonuses paid to Walker and Carroll.  In addition, an action has been initiated against the Corporation by Vale for payment of his Departure Bonus as well as other amounts.  The Ontario Court has indicated that it will determine whether certain arrangements, including the payment of the Departure Bonuses, were fair and reasonable to the Corporation.  If the Ontario Court finds that the payments were not fair and reasonable to the Corporation, the Ontario Court has indicated that it will overturn a prior order directing payment of the Departure Bonuses and setting aside releases the Interim Directors granted themselves.  The Corporation subsequently entered into an agreement to settle all of its disputes with the Interim Directors.  See "Legal Proceedings – Actions Against Former Interim Directors".

(5) Carroll served as President and Chief Executive Officer of the Corporation from May 16, 2005 to July 19, 2005 and as a director of the Corporation from August 19, 2004 to July 19, 2005.  Carroll served as an officer of the Corporation for approximately 6.5 months during the 2005 Financial Year.

(6) Other than the Departure Bonus referred to in footnote 4 above, Carroll received all of this compensation in the form of directors fees.  Current management of the Corporation not presently aware that perquisites and other personal benefits paid to Carroll during the 2005 Financial Year exceeded the lesser of $50,000 and 10% of the total annual salary and bonus during the applicable financial year.

(7) Vale served as President of the Corporation from November 24, 2004 to May 16, 2005 and a director of the Corporation from August 19, 2004 to June 29, 2005.  Vale served as an officer of the Corporation for approximately 4.5 months during the 2005 Financial Year.

(8) Vale received all of this compensation in the form of directors fees.  Current management of the Corporation not presently aware that perquisites and other personal benefits paid to Vale during the 2005 Financial Year exceeded the lesser of $50,000 and 10% of the total annual salary and bonus during the applicable financial year.

(9) Metcalfe served as Executive Vice President and Chief Operating Officer of the Corporation from May 16, 2005 to July 21, 2005 and as a director of the Corporation from September 27, 2004 to July 21, 2005.  Metcalfe served as an officer of the Corporation for approximately 2 months during the 2005 Financial Year.

(10) Metcalfe received all of this compensation in the form of directors fees.  Current management of the Corporation not presently aware that perquisites and other personal benefits paid to Metcalfe during the 2005 Financial Year exceeded the lesser of $50,000 and 10% of the total annual salary and bonus during the applicable financial year.

(11) White served as Vice President Operations and Secretary from December 1, 2004 to June 8, 2005 prior to which White served as Co-Chief Operating Officer and Secretary.  White served as an officer of the Corporation for approximately 5.25 months during the 2005 Financial Year.  White also served as a director until June 8, 2005.

(12)  In 2005, White's compensation was comprised of $396,774.19 in respect of services provided paid to PGWML under a consulting services agreement dated as of December 23, 2003 (the "White Consulting Agreement") between TSI and PGWML and $33,250 in the form of directors fees.  In 2004, White's compensation was comprised of $900,000 paid to PGWML under the White Consulting Agreement and $77,201.92 in the form of directors fees.  In 2003, the $46,000 paid to White was in respect of directors fees.  Current management of the Corporation not presently aware that perquisites and other personal benefits paid to White during the 2005 Financial Year exceeded the lesser of $50,000 and 10% of the total annual salary and bonus during the applicable financial year.

(13) Benson served as Chief Restructuring Officer from July 19, 2005 to the end of the 2005 Financial Year and as a director beginning July 19, 2005.  Benson served as Chief Restructuring Officer for 5.5 months during the 2005 Financial Year.

(14) Consists of advisory fees paid to Benson Consulting in respect of Benson's services as Chief Restructuring Officer from July 19, 2005 to December 31, 2005.  See "– Termination of Employment, Change in Responsibilities and Employment Contracts".  Perquisites and other personal benefits did not exceed the lesser of $50,000 and 10% of the total annual salary and bonus during the applicable financial year.

(15) Under the advisory agreement under which Benson provides services as Chief Restructuring Officer, Benson Consulting was granted options to acquire 1,000,000 Common Shares.  See "− Termination of Employment, Change in Responsibilities and Employment Contracts" and "− Options and SARs – Stock Option Plan".

(16) Mitchell acted in the capacity of Chief Financial Officer during the 2006 Financial Year under a consulting services agreement with the Corporation.  Creasey, the Chief Financial Officer of the Corporation, began a leave of absence from the Corporation in June 2004.  Creasey ceased to be remunerated by the Corporation in June 2005, but remained a participant in the Corporation's group health and benefits plan after that date.  Creasey's 2005 salary of $177,709 and 2004 bonus of $70,000 were paid by TSI.  In addition, during 2005 Creasey participated in the pension plan for employees of RCL, a defined benefit pension plan sponsored by RCL.  TSI made employer contributions of $7,148 to the plan in respect of Creasey's employment during 2005.  Creasey's 2003 and 2004 salary was paid by RMI, which, at the time, was a subsidiary of the Corporation's controlling shareholder.

(17) Consists of advisory fees paid under a consulting services agreement with Mitchell from November 28, 2005 to December 31, 2005.  See "– Termination of Employment, Change in Responsibilities and Employment Contracts".  Perquisites and other personal benefits did not exceed the lesser of $50,000 and 10% of the total annual salary and bonus during the applicable financial year.  Mitchell served in his capacity as a 2005 Named Executive Officer for approximately 1 month during the 2005 Financial Year.

Options and SARs

Stock Option Plan

Under the Option Plan, the Corporation may issue Common Shares to designated executives of the Corporation, its subsidiaries and affiliates (including the 2005 Named Executive Officers).  Options issued under the Option Plan entitle the holder to purchase up to a specified maximum number of Common Shares at a price equal to the exercise price.

During the year ended December 31, 2005, the Corporation granted 1,000,000 options to the 2005 Named Executive Officers under the Option Plan as more fully set out below.

Under the Advisory Agreement, the Corporation granted options to Benson Consulting to purchase an aggregate of 1,000,000 Common Shares under the Option Plan at an exercise price of $5.50 (see "2006 Executive Compensation – Termination of Employment, Change in Responsibilities and Employment Contracts – Randall Benson").  These options contain accelerated vesting provisions and, as at December 31, 2005, 500,000 of such options had vested (the options vested fully on April 15, 2006).

Aggregated Option Exercises During the 2005 Financial Year and Financial Year-End Option Values

The following table sets forth details concerning the value of outstanding Options issued pursuant to the Option Plan to 2005 Named Executive Officers as at December 31, 2005.

Name and Principal Position	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at December 31, 2005 (#) Exerciseable/Unexerciseable	Value of Unexercised in-the-Money Options/SARs at December 31, 2005 (1) ($) Exerciseable/Unexerciseable

Randall Benson	0	0	500,000/500,000	0/0
Chief Restructuring Officer

(1)
Based on the December 29, 2005 closing price of the Common Shares on the Toronto Stock Exchange of $2.50, the last day of the 2005 Financial Year for which a closing price was recorded by the Toronto Stock Exchange.

Termination of Employment, Change in Responsibilities and Employment Contracts

Randall Benson: The services of Benson as Chief Restructuring Officer are provided to the Corporation under the Advisory Agreement.  See "2006 Executive Compensation – Termination of Employment, Change in Responsibilities and Employment Contracts".

Ronald Mitchell:  During the 2005 Financial Year, Mitchell provided consulting services to the Corporation under a consulting agreement effective from November 29, 2005 to March 31, 2006.  See "2006 Executive Compensation – Termination of Employment, Change in Responsibilities and Employment Contracts".

Composition of the Compensation Committee

At the beginning of the 2005 Financial Year, the Board's compensation committee was comprised of Carroll, Wakefield and Walker (the "2005 Compensation Committee Members").  On June 29, 2005, the Compensation Committee was reconstituted with Walker as its sole member.  After Walker ceased being a director on July 19, 2005, the Board did not have a compensation committee constituted.  Accordingly, the entire Board performed the function ordinarily performed by a compensation committee.  On July 19, 2005, Beck, Glassman, Wright and Benson became directors of the Corporation and on August 25, 2005, Drinkwater and Rattee became directors of the Corporation.  Each of Beck, Glassman, Drinkwater and Rattee was a director at the end of the 2005 Financial Year.  Benson was an officer of certain subsidiaries of the Corporation during the 2005 Financial Year, for which he received no additional compensation from the Corporation or any of its subsidiaries.  Other than Benson, and except as otherwise disclosed herein, during the 2005 Financial Year, no director was or had previously been an officer or employee of the Corporation or any of its subsidiaries.  During the 2005 Financial Year, each of the 2005 Compensation Committee Members was also a director of certain subsidiaries of the Corporation, for which no additional compensation was received.  This 2005 Executive Compensation disclosure does not address any indebtedness of the 2005 Compensation Committee Members to the Corporation or its subsidiaries or any material interest of the 2005 Compensation Committee Members in any material transaction of the Corporation or its subsidiaries.

This 2005 Executive Compensation disclosure does not include a Report on Executive Compensation due to the inaccessibility to the Corporation of the persons that determined the remuneration paid to 2005 Named Executive Officers for the 2005 Financial Year.  A Report on Executive Compensation that relates to the compensation of Benson and Mitchell, the persons that were the 2005 Named Executive Officers as at the end of the 2005 Financial Year, may be found under "2006 Executive Compensation".

Performance Graph

The following graph compares the total cumulative return of $100 invested in the Common Shares on December 31, 2000 with the cumulative total return of the S&P/TSX Composite Index over the Corporation's last five financial years, including the 2005 Financial Year (in each case, assuming the reinvestment of dividends).  The table below shows what a $100 investment in the above-mentioned index and in the Common Shares, made at December 31, 2000, would be worth in each of the five financial years following the initial investment (in each case, assuming the reinvestment of dividends).

	December 31, 2000	December 31, 2001	December 31, 2002	December 31, 2003	December 31, 2004	December 31, 2005
Hollinger Inc. Common Shares	100	77.51	39.49	25.99	52.05	19.69
S&P/TSX Composite Index	100	87.43	76.55	97.01	111.06	137.85

Compensation of Directors

The table below sets out the actual retainers and fees paid to directors by the Corporation in respect of the 2005 Financial Year:

Director	Date Becamen a Director	Date Ceased to be a Director	2005 Directors Fees
Peter G. White	June 20, 1991	June 8, 2005	33,250.00(1)
Donald Vale	August 19, 2004	June 29, 2005	589,619.33(2)
Paul A. Carroll	August 19, 2004	June 29, 2005	1,189,619.33(2)
Gordon W. Walker	January 19, 2004	July 19, 2005	1,189,619.33(2)
Robert Metcalfe	September 27, 2004	July 21, 2005	588,119.33(2)
Allan Wakefield	September 27, 2004	July 21, 2005	588,119.33(2)
Joseph Wright	July 19, 2005	April 17, 2006	27,183.56
Newton G.Z. Glassman	July 19, 2005		68,224.65
Stanley M. Beck	July 19, 2005		66,638.35
Randall C. Benson	July 19, 2005		0(3)
David W. Drinkwater	August 25, 2005		56,213.70
David A. Rattee	August 25, 2005		43,815.07

(1) White also served as an executive officer of the Corporation during the 2005 Financial Year, for which he received additional compensation as set out in "– Compensation of Officers – Summary Compensation Table".

(2) Payments in the amount of $600,000 (the "Departure Bonuses") to each of the Interim Directors were approved by the Corporation's then Board of Directors in March 2005.  During July 2005, the Corporation paid the Departure Bonuses to Walker and Carroll.  The remainder of the Interim Directors have not received funds in respect of the Departure Bonuses, although they have taken the position in court proceedings that they are entitled to be paid their Departure Bonuses.  The entitlement of the Interim Directors to the Departure Bonuses is now disputed by the Corporation.  The Corporation has commenced a motion for directions of the Ontario Court permitting it to commence an action against the Interim Directors to recover, among other things, excessive remuneration paid to the Interim Directors and the Departure Bonuses paid to Walker and Carroll.  In addition, an action has been initiated against the Corporation by Vale, for payment of his Departure Bonus as well as other amounts.  The Ontario Court has indicated that it will determine whether certain arrangements, including the payment of the Departure Bonuses, were fair and reasonable to the Corporation.  If the Ontario Court finds that the payments were not fair and reasonable to the Corporation, the Ontario Court has indicated that it will overturn a prior order directing payment of the Departure Bonuses and setting aside releases the Interim Directors granted themselves.  The Corporation subsequently entered into an agreement to settle all of its disputes with the Interim Directors.  See "Legal Proceedings – Actions Against Former Interim Directors".

(3) Benson received no additional compensation for his role as a director of the Corporation in addition to that which he received as an executive officer (see "–  Compensation of Officers – Summary Compensation Table").

EQUITY COMPENSATION PLANS

The following table sets forth information as at March 31, 2006 and December 31, 2005 with respect to compensation plans of the Corporation under which equity securities of the Corporation are authorized for issuance:

Equity Compensation Plan Information as at March 31, 2006 and December 31, 2005
Plan Category:	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Option Plan	1,000,000(1)	$5.50	4,560,000
Directors Share Unit Plan	NIL	N/A	Unlimited

Note:
(1)
In 2005, under the Advisory Agreement, the Corporation granted Benson Consulting options to purchase an aggregate of 1,000,000 Common Shares under the Option Plan at an exercise price of $5.50.  As at December 31, 2005, 500,000 of these options had vested.  As at March 31, 2006, a further 250,000 of these options had vested.  As at April 15, 2006, all such options had vested.

As at December 31, 2006, no further options or units had been granted under the Option Plan or the Directors' Share Unit Plan.

Option Plan: The Option Plan has been approved by the shareholders of the Corporation.  The Option Plan provides that options in respect of up to 5,560,000 Common Shares, less the number of Common Shares which the Board may in the future issue or reserve for issuance pursuant to any other share compensation arrangement of the Corporation, are available for award to key executives.  See "2006 Executive Compensation – Options and SARs".  Unless amended, the options are exercisable to the extent of 25% thereof at the end of each of the first through fourth years following granting, on a cumulative basis, and options expire six years after the date of grant.  Unexercised options expire one month following the date of termination of the executive's employment, except in the case of retirement at normal retirement age, death or certain offers made to all or substantially all of the holders of Common Shares, in which events all unexercised options become exercisable in full.

Directors' Share Unit Plan: The Directors' Share Unit Plan has been approved by the shareholders of the Corporation.  Effective February 24, 1999, directors are permitted to elect up to 100% of the total fees to which they are entitled be paid in the form of deferred share units under the Directors' Share Unit Plan.  For a director that elects to participate, a number of deferred share units equal to the number of Common Shares that could be purchased at the "Fair Market Value" (defined as the average of the high and low prices per Common Share at which the Common Shares are traded on the TSX on that day) for a dollar amount equal to the applicable percentage of that director's fee is credited to an account maintained by the Corporation for that director under the Directors' Share Unit Plan.  Dividend equivalents will be credited to the director's account as if dividends were paid on each deferred share unit held by the director on the dividend record date and reinvested in additional deferred share units at the market price of the Common Shares on the dividend payment date.  Deferred share units are to be paid to the director no later than December 15 of the year following the calendar year in which the director ceased to serve.  Payments are to be made, at the election of the director, in either cash or Common Shares purchased on the market, net of any applicable withholdings, based on the Fair Market Value of the Common Shares on the date of the payment.  In the event of the death of the director, the Corporation will, within six months of the director's death, make a lump sum cash payment to or for the benefit of the legal representative of the director equal to the number of deferred share units credited to the director's account on the date of payment.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Subject to the following paragraph and except as otherwise disclosed in this AIF, as at each of December 31, 2006, March 31, 2006 and December 31, 2005, there was no outstanding indebtedness (other than "routine indebtedness" as defined under applicable Canadian securities laws) to the Corporation or its subsidiaries by all present and former directors, officers and employees of the Corporation and its subsidiaries.

The Corporation is unable to determine whether there is any indebtedness of former directors, officers and employees of the Corporation to Sun-Times.

LEGAL PROCEEDINGS

The Corporation has been named as defendant, co-defendant or respondent in a number of legal proceedings and claims.  All claims made against the Corporation are being or will be defended.  The following proceedings have been initiated against or by the Corporation:

United States Securities and Exchange Commission v. Hollinger International Inc.

On January 16, 2004, the SEC filed a complaint for civil injunctive relief in the U.S. District Court for the Northern District of Illinois against Sun-Times, alleging, among other things, violations of securities laws for failure to disclose material information in required financial statements and altering books and records.  The Corporation was granted intervenor status on May 17, 2004.  A consent judgment was entered by the court on January 16, 2004 restricting the Corporation's voting rights by providing for the appointment of the Special Monitor if any Sun-Times director is either:  (a) not re-nominated or re-elected at the expiration of his or her term; (b) elected without the support of at least 80% of the incumbent directors; or (c) removed prior to the end of his or her term.  The consent judgment is still in effect.  The Special Monitor provision was triggered in January 2006, when two nominees of the Corporation were elected to the Sun-Times Board.  Those nominees are no longer on the Sun-Times Board, but the Special Monitor remains in place.

Hollinger International Inc. v. Hollinger Inc. et al.

The Corporation is a co-defendant in a complaint filed in the U.S. District Court for the Northern District of Illinois by Sun-Times claiming damages and recovery for, among other things, alleged breaches of fiduciary duty relating to alleged improper management fees, sales and transfers of assets, non-competition payments and other payments.  Sun-Times is seeking damages from all defendants of US$542 million, including pre-judgment interest of US$117 million.  Repayment has previously been made of certain non-compete payments.  On December 13, 2004, all defendants filed motions to dismiss the complaint.  All motions to dismiss were denied, and all parties have answered the complaint.  Since then, the magistrate judge, to whom the case was assigned for discovery issues and all non-dispositive pretrial motions, granted the U.S. Attorney's Office's motion to stay discovery in the case until the conclusion of the criminal case against Black and others.  On July 6, 2006, the Corporation filed a motion for leave to file a counterclaim against Sun-Times.  Sun-Times opposed that motion.  The parties are awaiting a ruling.

Co-operation Agreement between the Corporation and the United States Attorney

On May 15, 2006, the Corporation signed the Co-operation Agreement.  In this agreement, the Corporation acknowledges that the United States Attorney for the Northern District of Illinois has developed evidence that the Corporation "is criminally liable because one or more of [the Corporation's] former officers, directors or employees violated federal criminal law with the intent, in part, to benefit [the Corporation] in connection with the . . . fraudulent diversion of approximately [US]$16.55 million from [Sun-Times] to [the Corporation]".  The Corporation also acknowledged "that one or more of its officers, directors or employees acted illegally in connection with [the Corporation's] receipt of approximately [US]$16.55 million in non-compete payments and that it is responsible for repayment of such money".  These amounts have been repaid.  The Corporation has agreed to co-operate with the United States Attorney for the Northern District of Illinois in its investigation and prosecution of matters relating to Sun-Times, in accordance with the terms of the Co-operation Agreement.  The U.S. Attorney has agreed not to prosecute the Corporation "for any crimes committed by its officers, directors or employees relating to the sale of various [Sun-Times] newspaper publishing groups in the United States between 1998 and 2000".  However, the Corporation can be prosecuted if it violates the Co-operation Agreement.

Class Actions Initiated Against the Corporation

Class actions have been initiated against the Corporation and others in the United States and Canada alleging, among other things, that the Corporation and others failed to disclose the transfer of millions of dollars of Sun-Times' funds to others, falsified Sun-Times' financial results and materially misrepresented Sun-Times' sales of assets and its dealings with related parties.  Specifically:

(a)
In February and April 2004, shareholders of Sun-Times initiated three separate class action suits in the United States District Court for the Northern District of Illinois against Black, various entities controlled directly or indirectly by Black, including the Corporation, Sun-Times, RCL and certain affiliated entities, and others.  On July 9, 2004, the District Court consolidated the three actions for pre-trial purposes.  The complainants assert claims under federal and Illinois securities laws, as well as various common law claims, including fraud, breach of fiduciary duty and aiding and abetting the breaches of fiduciary duty.  The complainants seek unspecified money damages, rescission, and an injunction against future breaches.

(b)
On September 7, 2004, a group of Sun-Times shareholders initiated class proceedings in the Saskatchewan Court of Queen's Bench.  The defendants include Black, Sun-Times, certain current and former directors and officers of Sun-Times, the Corporation, RCL and certain affiliated entities, and others.  The representative plaintiffs allege, among other things, deceit, breach of fiduciary duty, unjust enrichment, misrepresentation and negligence, and seek unspecified monetary damages.  The litigation in Saskatchewan has been stayed until September 15, 2007.  On September 7, 2004, the representative plaintiffs commenced similar class proceedings in the Ontario Court.  On February 3, 2005, the representative plaintiffs initiated a similar class action in the Quebec Superior Court.  The representative plaintiffs allege, among other things, breaches of fiduciary duty and breaches of obligations under the CBCA.

Inspection Order

On September 3, 2004, upon the application of Catalyst, Justice Campbell of the Ontario Court ordered the appointment of an inspector over the affairs of the Corporation pursuant to section 229 of the CBCA.  By further order dated October 27, 2004, Ernst & Young Inc. was named Inspector.  The orders require the Inspector to conduct an investigation into the affairs of the Corporation and specifically into related party transactions and non-competition payments for the period January 1, 1997 to 2004.  The Inspector provided certain interim reports to the Ontario Court and filed a comprehensive report with the Ontario Court on November 14, 2005.  Through March 31, 2006, the cost of the Inspection was $20.9 million.  While the inspection process has been largely inactive since November 2005, it has not been terminated.

United States Securities and Exchange Commission v. Conrad M. Black et al.

On November 15, 2004, the SEC filed an action in the United States District Court for the Northern District of Illinois against Black, Radler and the Corporation seeking injunctive, monetary and other equitable relief.

The SEC's allegations against the Corporation include that: (i) the Corporation made material misstatements and omissions in its responses to Sun-Times' 1999 and 2000 proxy questionnaires and the Corporation's 2001 and 2002 Form 20-F, Form 40-F and proxy statement filings with the SEC concerning US$16.55 million in payments it received in connection with non-compete agreements associated with certain sales transactions; (ii) the Corporation knew or was reckless in not knowing that Sun-Times' filings with the SEC were false and misleading because Sun-Times failed to disclose the non-compete payments made to the Corporation; (iii) the Corporation is liable for Sun-Times' alleged violations of certain federal securities laws during this period as a result of the Corporation's alleged failure to disclose properly the non-compete payments it received; and (iv) the Corporation falsified its books, records and accounts contrary to federal securities laws and circumvented or failed to implement a system of internal accounting controls.

The SEC seeks: (i) disgorgement of alleged ill-gotten gains by the Corporation and unspecified civil penalties; (ii) a voting trust upon the shares of Sun-Times held by the Corporation; and (iii) an order enjoining the Corporation from further violations of federal securities laws.

On March 21, 2005, the U.S. Attorney's Office filed a motion to intervene in the SEC action and subsequently filed a motion to stay discovery pending the conclusion of related criminal proceedings.  The motion to stay discovery was granted.  A status hearing is scheduled for April 18, 2007.

Hollinger Inc. v. American Home Assurance Corporation et al.

On March 4, 2005, the Corporation commenced an application in the Ontario Court against American Home Assurance Company, Chubb Insurance Company of Canada, Royal & Sun Alliance Insurance Company of Canada, ACE INA Insurance Company, Zurich Insurance Company of Canada, AXA Canada, Temple Insurance Company, Continental Casualty Company, Lloyd's Underwriters and Gerling Global Canada (the "Insurers").  The relief sought included both an order requiring the Insurers to indemnify the Corporation under the insurance policies issued by them to the Corporation in respect of certain legal expenses incurred in the defence of various actions and an injunction to restrain American Home Assurance Company and Chubb Insurance Company of Canada from paying out the limits of their respective policies (collectively US$50 million) to fund a settlement of certain claims against the independent directors of Sun-Times advanced by Cardinal Value Equity Partners in a derivative action commenced by Cardinal Value Equity Partners in the Delaware Court of Chancery.

The Ontario Court approved the settlement by the Insurers on behalf of the independent directors, subject to the settlement also being approved by the Delaware Court of Chancery.  The Corporation's claim for indemnification in respect of legal expenses was adjourned pending Delaware settlement approval.  The Delaware Court of Chancery approved the settlement on November 13, 2006.  The Corporation will now pursue its claims for indemnification in respect of legal expenses against the remaining excess Insurers.

Ontario Securities Commission Administrative Proceedings

On March 18, 2005, the Corporation received a Notice of Hearing and Statement of Allegations issued by staff of the OSC in respect of an administrative proceeding against the Corporation and others.  The allegations in the Notice of Hearing relate to the period between 1998 and 2002, except for those that relate to the Corporation's inability to file financial statements.  The Notice of Hearing states that the OSC will consider making an order requiring the Corporation and others (i) to pay an administrative penalty of not more than $1.0 million for each failure by the Corporation to comply with Ontario securities law, (ii) to make an order requiring the Corporation and others to disgorge to the OSC any amounts obtained as a result of non-compliance with Ontario securities law, and (iii) to make an order requiring the Corporation and others to pay the costs of the OSC's investigation and any proceeding.  The Corporation filed a reply with the Secretary of the OSC disputing the allegations made in the Notice of Hearing.  This hearing has been scheduled to commence mid-November 2007 and continue into 2008.

Burnac Leaseholds v. Domgroup Ltd.

Two claims have been made by Burnac Leaseholds Limited and its affiliate, Crystalline Investments Limited, against Domgroup alleging that Domgroup is responsible for arrears of rent and continuing rent relating to two properties that Domgroup leased from these plaintiffs and which leases were assigned to a third party.

In 1997, lawsuits were commenced by Crystalline Investments Limited and Burnac Leaseholds Limited against Domgroup.  The plaintiffs have claimed damages of $2.6 million, plus interest and costs.  In 2001, the Ontario Court dismissed the claims; however, an appeal by the plaintiffs was allowed.  Domgroup sought leave to appeal to the Supreme Court of Canada, which dismissed the appeal, but did not make any determination in respect of Domgroup's contention that the leases were surrendered by the actions of the landlords.  Domgroup is proceeding with its defence.

Directors' and Officers' Liability Insurance

The Corporation has incurred significant legal expenses in the defence of various actions brought against it and others in both the United States and Canada.  The Corporation has, in turn, advanced a claim against its directors' and officers' liability insurers asserting that, under the terms and conditions of the relevant policies, these insurers are required to indemnify the Corporation in respect of the legal expenses incurred in connection with some of the actions brought against the Corporation.

Indemnity of Black by Sun-Times

Black sued Sun-Times seeking an advance of US$6.8 million for fees incurred in connection with lawsuits and investigations to which he was subject.  Although Black entered into a court-ordered stipulation in June 2004 limiting to 50% his right to reimbursement of legal fees, he later demanded 100% reimbursement for claims that he alleged were not covered by the stipulation.  Sun-Times brought a third-party equitable contribution claim against the Corporation for 50% of any amounts that it has paid or will in the future be required to pay to Black, Amiel-Black, Radler or Boultbee.

In April 2006, Black and Sun-Times settled this dispute.  The settlement provides that Sun-Times would advance $4.4 million to Black for legal fees already incurred, 75% of future fees related to the criminal prosecution and 50% of future fees related to certain other cases.  In the settlement of Black's claims against Sun-Times, Sun-Times reserved the right to pursue its third-party claim against the Corporation.  On November 6, 2006, the Delaware Court of Chancery denied the Corporation's motion to discuss the third-party complaint.

Hollinger International Inc. v. RCL, RMI and Hollinger Inc.

On February 10, 2004, Sun-Times commenced an action in the Ontario Court against the Corporation, RCL and RMI for access to and possession of all of Sun-Times' property in possession of the Corporation, RCL and RMI maintained at 10 Toronto Street.  The parties negotiated and executed a protocol dated March 25, 2004 providing for access and possession by Sun-Times to the claimed property.  On March 5, 2004, a Statement of Defence and Counterclaim was issued by RCL and RMI against Sun-Times and two of its subsidiaries, seeking damages in the amount of approximately US$174.3 million for alleged breaches of the services agreements between the parties and for alleged unjust enrichment and tortious interference with economic relations.  On March 10, 2004, the Corporation filed a Statement of Defence and a Counterclaim against Sun-Times for $300 million, claiming that by refusing to pay its obligations under its services agreement with RCL, Sun-Times intended to cause RMI to default in its obligations to the Corporation under the Support Agreement between RMI and the Corporation, and intended to cause the Corporation to default on its obligations under its outstanding Senior Secured Notes, with the resulting loss of its majority voting control of Sun-Times.  On August 11, 2004, Justice Farley granted a motion by Sun-Times to stay this litigation pending the conclusion of Sun-Times' action against the Corporation in the United States.

Stockgroup Media Inc. et al. v. Hollinger Inc.

By Statement of Claim issued on January 14, 2005, Stockgroup Information Systems Inc. and Stockgroup Media Inc. commenced an action in the Ontario Court against the Corporation and others.  The plaintiffs claim against the defendants, jointly and severally, damages in the amount of approximately $0.5 million for reimbursement of prepaid advertising expenses.

Action Against Former Interim Directors

By notice of motion filed October 18, 2005, the Corporation brought a motion for directions of the Ontario Court in order to commence an action against the Interim Directors to recover excessive remuneration.  In addition, the Corporation is seeking to recover $1.2 million in severance payments, to defend a further claim of $1.8 million made by the Interim Directors for alleged unpaid compensation and to recover $6.0 million put in an indemnification trust for the benefit of the Interim Directors.  One of the Interim Directors has commenced an action against the Corporation claiming $0.6 million in severance and indemnification of legal expenses.

The Interim Directors have delivered notices for payment of legal expenses incurred in proceedings with the Corporation but the Corporation has refused to indemnify the Interim Directors.  The Ontario Court has upheld the Corporation's position that, until such time as the Corporation's proceedings against the Interim Directors has been finally determined, the Corporation is not required to indemnify the Interim Directors.  If the Corporation is ultimately successful in its claim that the Interim Directors did not act in good faith with a view to the best interests of the Corporation, then the Interim Directors will not be entitled to be reimbursed for the legal fees that they have incurred.

Four of the Interim Directors (Walker, Carroll, Metcalfe and Wakefield) have commenced an action against the Corporation in the Ontario Court claiming $4.0 million of management and directors' fees, which are asserted to be unpaid and owing in respect of their tenure as directors and owing in respect of their time to defend the Corporation's motion to review their compensation as directors, a further $1.2 million in respect of departure bonuses for two of the Interim Directors and punitive damages of $0.5 million.  The entitlement of the former directors to these amounts (other than punitive damages) is already before the Ontario Court as part of the Corporation's motion to review the compensation of the former directors.

On February 26, 2007, the Corporation announced that it entered into an agreement to settle all of its disputes with all five of the Interim Directors (Walker, Carroll, Metcalfe, Wakefield and Vale).

Under the terms of the settlement, two trusts that were established by the Corporation during the tenure of the former directors holding an aggregate of $8.0 million plus interest in cash were collapsed.  An aggregate of $1.25 million was paid to the Interim Directors in full satisfaction of all of their claims against the Corporation, including claims exceeding $6.0 million for unpaid directors' fees.  An additional $0.7 million was paid out of the trusts towards the legal fees and disbursements of the Interim Directors.  The balance of approximately $6.0 million plus interest was returned to the Corporation.  All legal proceedings between the parties will be formally dismissed shortly and the parties have released each other from all claims.

Actions Against Sun-Times and the Corporation in Respect of Legal Fees

In May 2005, Black filed suit against Sun-Times in Delaware seeking payment of US$6.8 million in legal fees already incurred in connection with various lawsuits and investigations, and for advancement of certain of his legal fees going forward.  Sun-Times rejected Black's claims, filed a counterclaim against him and filed a third-party claim against the Corporation, as described below, for equitable contribution.

In April 2006, Black and Sun-Times settled Black's advancement claims against Sun-Times.  The settlement calls for Sun-Times to pay $4.4 million to Black for certain legal fees already incurred, 75% of future fees related to his criminal prosecution and 50% of future fees related to certain other cases.  In the settlement and dismissal of Black's claims against Sun-Times, Sun-Times explicitly reserved the right to pursue its third-party claim against the Corporation.

In June 2006, Sun-Times filed an amended third-party complaint against the Corporation for equitable contribution toward the amounts of legal fees Sun-Times has advanced and will in the future advance to Black, Boultbee, Radler and Amiel-Black.  Sun-Times argues that the Corporation should be required, as a matter of equity, to share Sun-Times' advancement costs because the Corporation is obligated to indemnify those same individuals under separate indemnity agreements.

Actions Against the Corporation in Respect of Contribution and Indemnity

On January 27, 2006, Black, Amiel-Black, Moffatt Management Inc. and Black-Amiel Management Inc. issued a Notice of Action against the Corporation, Sun-Times, Argus, RCL, RMI, Radler, Torys LLP and KPMG LLP seeking contribution and indemnity in respect of claims made against them (among others) in various proceedings in Canada and the United States.  On February 27, 2006, the plaintiffs issued a Statement of Claim against the defendants in respect of this contribution and indemnity claim.  As against the Corporation, the plaintiffs claim that they are entitled to contribution to the extent of the Corporation's own liability in the event that the plaintiffs are found jointly liable for any of the claims in the proceedings.  Black and Amiel-Black further claim indemnification from the Corporation for any and all liability, costs, charges and expenses incurred by them in connection with the proceedings by reason of their having been officers or directors of the Corporation.  This Statement of Claim was amended on November 8, 2006.

Action by the Corporation Against RCL, RMI, Moffat Management Inc. et al.

On March 29, 2005, the Corporation issued a Statement of Claim in the Ontario Court against RCL, RMI, Moffatt Management Inc. and Black-Amiel Management Inc., as well as Black, Radler, Boultbee and Atkinson.  The claims made are for monetary damages from all defendants jointly and severally in the amount of $550 million, as well as reimbursement of certain amounts owing to the Corporation in the amount of approximately $86 million, plus accrued interest and costs.  The monetary damages include management fees and non-competition payments paid during the period since 1998, as well as reimbursement of fees and costs related to the Inspection and the Strategic Process.  The claims include diversion of corporate opportunities, breach of fiduciary duties and oppression.  Certain defendants have instituted motions to stay the action and strike some parts of the Statement of Claim.

On February 27, 2006, a Statement of Claim was issued on behalf of the Corporation against RCL, RMI, 509643 N.B. Inc., 509644 N.B. Inc., 509645 N.B. Inc., 509646 N.B. Inc., 509647 N.B. Inc., Moffatt Management Inc., Black-Amiel Management Inc., Argus, Conrad Black Capital Corporation, Hollinger Aviation Inc., Mowitza Holdings, Inc., 364817 Ontario Limited, F.D. Radler Ltd., 1269940 Ontario Limited, 2753421 Canada Limited, Black, Amiel-Black, Radler, Boultbee, 1406684 Ontario Limited and Atkinson.  The Statement of Claim alleges that the defendants harmed the plaintiffs by, among other things, causing or engaging in:

(a)	a series of transactions pursuant to which the Corporation's operating assets were sold to Sun-Times for below market value;

(b)	the diversion of significant management fees to RCL (and others), which had been previously paid to the Corporation;

(c)	a series of stock transactions conducted by the Corporation that enabled RCL to increase its ownership of the Corporation at no cost to RCL, but at significant cost to the Corporation;

(d)
a series of improper and unfair public market debt financings wherein Black and certain of his associates caused the Corporation to loan money to RCL and to themselves personally at interest rates highly unfavourable to the Corporation and highly favourable to Black, RCL and the individual defendants;

(e)	a pattern of improper conduct designed to enrich Black and the other defendants at the expense of the Corporation by misappropriating corporate opportunities of the Corporation;

(f)
the diversion to the Corporation from Sun-Times of so-called "non-compete payments" arising from the sale by Sun-Times of certain of its U.S.-based community newspapers, which caused the Corporation significant damage; and

(g)	the active concealment of wrongdoing from the Board of Directors.

In total, the Corporation has claimed damages and other monetary relief against Black and the other defendants in excess of $750 million.

Mareva Injunction Against Black and Amiel-Black

On August 18, 2006, pursuant to an application by the Corporation brought without notice, the Ontario Court granted a Mareva Injunction against Black and Amiel-Black freezing their assets and those of entities controlled by them.  On September 29, 2006, the Ontario Court replaced the Mareva Injunction with a consent order continuing the freezing of the assets of Black, Amiel-Black and entities controlled by them, subject to the terms of a confidential settlement agreement, pending resolution of the claims which have been filed against them by the Corporation.

RCL Receivership and CCAA Proceedings

On April 20, 2005, the Ontario Court issued the Receivership and CCAA Orders.  At that time, Richter was appointed as receiver of all of the assets of RCL and RMI, except for certain shares of Sun-Times owned directly or indirectly by RCL that were excluded.  The Receivership and CCAA Orders also provided, among other things, that until May 20, 2005 or such later date as the Ontario Court may order, no proceeding or enforcement process in any court or tribunal is to be commenced or continued against or in respect of either or both of RCL and RMI, and any such proceedings then under way (including the Corporation's lawsuit) pertaining to RCL and RMI were temporarily stayed.  On January 12, 2007, the stay of proceedings was extended to June 8, 2007.

On May 18, 2005, the Receivership and CCAA Orders were extended to Argus and five of its subsidiaries, which collectively own, directly or indirectly, 61.8% of the outstanding Common Shares.  Further, the Ontario Court approved the agreement between Sun-Times and Richter pursuant to which Sun-Times altered the Sun-Times SRP to exempt Richter from its provisions by making it an "exempt stockholder", the effect of which was to allow Richter to take control of the Sun-Times shares that had been excluded under the Receivership and CCAA Orders.  The agreement further provided that Sun-Times would not object to the sale by Richter of a number of Common Shares in order to pay for the costs of the receivership.  On June 12, 2006, the Ontario Court appointed Richter as manager and interim receiver of all the property, assets and undertaking of Argent News Inc., a wholly owned subsidiary of RCL.

The Corporation and its subsidiaries have submitted a proof of claim in the receivership of RCL and RMI.

On January 22, 2007, the Corporation and Domgroup served a motion in the insolvency proceedings regarding RCL and others.  In the motion, the Corporation and Domgroup seek an order confirming the secured obligations owed by RCL to the Corporation and Domgroup and declaring that the applicable security agreements are valid, perfected and enforceable in accordance with their terms.  In the motion, the Corporation and Domgroup claim that the secured obligations owing by RCL total more than $25 million.  Sun-Times has served materials seeking, among other things, to stay that motion.

On January 25, 2007, the Ontario Court commenced a hearing into a motion brought by Richter in its capacity as receiver of the Ravelston Entities whereby Richter is seeking, among other things, approval of a plea agreement negotiated with the U.S. Attorney's Office in respect of indictments laid in the United States against RCL.  The motion was supported by the Corporation and Sun-Times and was opposed by Black, Conrad Black Capital Corporation, White and PGWML.

On February 7, 2007, the Ontario Court released its decision in respect of the motion brought by Richter.  In this decision, the Ontario Court granted Richter's motion and authorized Richter to enter into the plea agreement.  Black, Conrad Black Capital Corporation, White and PGWML filed a notice of appeal with the Court of Appeal for Ontario appealing the decision.  That appeal was heard on February 26, 2007 and on March 1, 2007, the Court of Appeal for Ontario issued a decision denying the appeal and upholding the decision of the Ontario Court.  On March 5, 2007, the U.S. court accepted RCL's guilty plea in accordance with the plea agreement.

On February 15, 2007, the Ontario Court issued a decision permitting Richter to file a "payments report" once it is finalized. The payments report will report on and analyze the monies received by and distributions made by RCL during the period of January 3, 2002 to April 20, 2005, by RMI during the period of July 3, 2002 to April 20, 2005 and by Argus during the period of January 1, 1999 to April 30, 2005.  On February 26, 2007, the Ontario Court of Appeal heard an appeal of this decision by Black and on March 1, 2007 it issued a decision denying the appeal and upholding the decision of the Ontario Court.

Application for Removal of Board Members

In September 2004, Catalyst applied to the Ontario Court for an order removing a majority of the Board of Directors (including Black, Radler, Boultbee, Amiel-Black and White) on the basis that they had acted in a manner oppressive to the Corporation's minority shareholders.  Black resigned as a director and officer of the Corporation on November 2, 2004, immediately prior to the commencement of the hearing of the application.  On November 18, 2004, Justice Campbell ordered the removal of three of the Corporation's directors, namely Amiel-Black, Boultbee and Radler.  White was subsequently removed from the Board of Directors by order dated June 8, 2005 (the "Removal Order").  Black, Amiel-Black and Boultbee appealed the November 18, 2004 order, however, these appeals were ultimately abandoned.  White appealed the Removal Order.  White's appeal of the Removal Order was dismissed by the Ontario Court of Appeal in March 2006.

On May 19, 2005, White commenced proceedings against the Corporation for an order that the Corporation indemnify him for all costs, charges and expenses that he reasonably incurred in responding to the applications for his removal from the Board of Directors.  By order dated June 8, 2005, Justice Campbell dismissed White's application (the "Dismissal Order").  White's appeal of the Dismissal Order was also dismissed by the Ontario Court of Appeal in March 2006.

Mareva Injunction Against Radler and F.D. Radler Ltd.

On October 25, 2006, pursuant to a motion brought by the Corporation without notice, the British Columbia Supreme Court granted a temporary Mareva Injunction against Radler and F.D. Radler Ltd. freezing their assets.  On November 14, 2006, Justice Wedge of the British Columbia Supreme Court refused an application by the Corporation to extend this Mareva Injunction.  The Corporation's motion for leave to appeal was dismissed.

Action by Black for Repayment of Funds

On July 6, 2006, counsel for Black served a demand letter on the Corporation demanding repayment of the sum of approximately $20.4 million advanced by Black to Sun-Times on July 16, 2004 in satisfaction of the Delaware Order (in respect of the non-compete payments that were diverted from Sun-Times to the Corporation).  Black also demanded associated costs in the amount of $192,000, plus interest.  On December 13, 2006, Black served a Notice of Action and Statement of Claim on the Corporation pursuant to which Black seeks damages in the amount of these demanded repayments.

Wells Fargo Bank Northwest, N.A. v. Sugra (Bermuda) Limited

On November 3, 2004, Wells Fargo Bank Northwest, N.A. and Key Corporate Capital Inc. commenced an action in the State of New York against Sugra (Bermuda) Limited, a subsidiary of Sun-Times, and the Corporation.  The action alleged that Sugra (Bermuda) Limited defaulted under the terms of a 1995 aircraft lease agreement and that the Corporation is a guarantor of Sugra (Bermuda) Limited's obligations under the lease.  The plaintiffs sought US$5.1 million in damages, plus interest at the rate of 18% per annum and attorney's fees.  On December 22, 2005, the Corporation settled the litigation with Wells Fargo Bank Northwest, N.A. and Key Corporate Capital Inc. and paid US$0.8 million as its share of the settlement.  The settlement and legal costs related thereto, aggregating $1.1 million, were expensed in 2004.

Action by 783783 Alberta Ltd.

By amended statement of claim dated October 25, 2006, 783783 Alberta Ltd., carrying on business as Vue Weekly, commenced an action against several parties including the Corporation and HCPH Co. in the Court of Queens Bench of Alberta.  The action relates to Vue Weekly's allegation that SEE Magazine, Vue Weekly's main competitor, was improperly deemed to be a "Canadian newspaper" for tax purposes and, as a result, obtained preferential tax treatment, when it should not have been considered to be a Canadian newspaper.  It is alleged in the action that SEE Magazine is published by Great West Newspaper Group Ltd. through its wholly owned operating subsidiary Gazette Press Ltd. and that Great West Newspaper Group Ltd. is jointly owned by Jamison Newspapers Inc. and HCPH Co.  According to the action, HCPH Co. is wholly owned by Sun-Times.  In the action, Vue Weekly seeks a declaration that SEE Magazine was not a "Canadian newspaper" under the Tax Act and further seeks damages from the defendants, jointly and severally in the sum of at least $5.0 million.

Editorial La Razon

The consolidated financial statements of the Corporation include the accounts of ELR (see "Description of the Business − Editorial La Razon").  ELR was not consolidated in the accounts of the Corporation, although it exercised majority control (as that term is defined in the CICA Handbook) over ELR in financial statements for periods prior to January 1, 2003.  However, during these periods, local management reported to personnel at Sun-Times.  Although the financial statements of the Corporation include an accrual for contingent liabilities of approximately $1.0 million that the Corporation is aware of to date, principally relating to income and withholding tax matters and compliance with corporate legal requirements in Costa Rica, there could be claims in the future based on the management of the newspaper operations and past actions of ELR, ELR's local management practices and former directors and officers of ELR.  As a result, additional potentially material claims may still arise.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no (a) director or executive officer of the Corporation, (b) person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of the Corporation's outstanding securities, and (c) an associate or affiliate of any of the persons or companies referred to in (a) or (b), since January 1, 2003, has had any material interest, direct or indirect, in any transaction which has materially affected or would materially affect the Corporation.

Three loans were made by Domgroup to RCL in the principal amounts of $4.7 million, $4.8 million and $5.2 million to assist RMI in meeting its obligations to the Corporation under the Support Agreement and thereby assist the Corporation in meeting its obligations under the Indentures.  Each of the loans is evidenced by a demand promissory note bearing interest at the prime lending rate plus 4% per annum, calculated and payable monthly, and secured pursuant to a general security agreement of RCL.  The principal amounts of these loans and accrued interest thereon remain outstanding.  Demand has been made for repayment of these amounts.

Expenses of approximately $7.0 million were incurred by the Corporation in connection with the going private transaction proposed by RCL in 2005, which RCL agreed to reimburse to the Corporation pursuant to a reimbursement agreement.  Demand has been made for repayment of this amount.  RCL's obligation to reimburse the Corporation is secured by a general security agreement.

Approximately $74 million is due to the Corporation in connection with RMI's obligations under the Support Agreement.  Amounts owing by RMI under the Support Agreement do not accrue interest and are unsecured obligations of RMI.  Pursuant to the Contribution Agreement, RCL unconditionally guaranteed RMI's obligations under the Support Agreement, with such guarantee supported by a pledge of RCL's shares of RMI.

An amended promissory note dated March 10, 2003 was issued by the Corporation in favour of Sun-Times in the principal amount of US$20.4 million.  The principal amount of this promissory note bears interest at a rate of 14.25% per annum if interest is paid in cash (and 16.50% per annum if paid in kind) for an aggregate of $35.6 million (US$30.5 million) at March 31, 2006, $34.3 million (US$29.4 million) at December 31, 2005 and $30.7 million (US$25.5 million) at December 31, 2004.  Interest is calculated quarterly and the principal is payable on demand after March 2, 2011.  The Corporation paid $0.8 million (US$0.7 million) through August 31, 2003 and no further interest payments have been made to Sun-Times.  Interest continues to be accrued.  Certain covenants under the Senior Secured Notes restrict payment of interest.  This promissory note is also secured by a pledge of the Contribution Agreement.  The promissory note is guaranteed by RCL and secured by its receivables under RCL's management services agreement with CanWest.  The Corporation understands that the management services agreement between RCL and CanWest was terminated in May 2005.  All amounts owing under the amended promissory note are subordinated to the Senior Secured Notes.

On March 10, 2003, Sun-Times repurchased for cancellation 2,000,000 Sun-Times A Shares from the Corporation at US$8.25 per share for total proceeds of $24.2 million (US$16.5 million).  On January 1, 2003, the fair value of a Sun-Times A Share was US$10.69.  Sun-Times also redeemed from the Corporation, pursuant to a redemption request, all of the 93,206 outstanding shares of its Series E redeemable convertible preferred stock at the fixed redemption price of $146.63 per share for total proceeds of $13.6 million (US$9.3 million).  These transactions were completed in conjunction with the Corporation closing the private placement of the $120 million tranche of Senior Secured Notes issued March 10, 2003.

Proceeds from the repurchase and redemption were offset against debt due to Sun-Times from the Corporation, resulting in net outstanding debt due to Sun-Times of approximately $29.9 million (US$20.4 million) as of March 10, 2003.

The debt due to Sun-Times represented amounts loaned by Sun-Times to the Corporation in connection with the cash purchase by the Corporation of special shares of HCPH Co., a subsidiary of Sun-Times, in 1997.  In 2001, the special shares were exchanged for cash.

The Corporation and Sun-Times previously reported that a committee of independent directors of Sun-Times had agreed to a partial subsequent offset of the remaining US$20.4 million of debt against amounts owed by Sun-Times to RMI and further stated that the offset was effected April 30, 2003.  Although the Corporation believed final approval had been given for the offset by the committee of independent directors of Sun-Times, the committee advised that final approval of any offset was subject to appropriate due diligence and receipt of an independent fairness opinion.  Upon completion of its due diligence review, the committee decided to withhold approval of the subsequent partial offset.

As a result of an understanding that the subsequent partial offset had been completed on April 30, 2003, the Corporation did not pay interest on the principal amount of the debt due to Sun-Times that had been partially offset.  RCL did not make the payment due on June 30, 2003 into a cash collateral account of Sun-Times securing the debt.  Since that time, the Corporation has not paid interest on the principal amount that remained after the subsequent partial offset and RCL has made no further payments to the cash collateral account.

Sun-Times has been advised by the Corporation and RCL that, as the terms of the initial offset were established in contemplation of the subsequent partial offset occurring, the Corporation and RCL wish to renegotiate the terms of the debt, particularly with respect to interest rates on each of the amounts contemplated for subsequent offset.  No such discussions have yet taken place.

Effective December 23, 2003, the Corporation entered into a consulting agreement with PGWML, a corporation controlled by White.  The consulting agreement, which provided that White render various services to the Corporation, was terminated effective May 31, 2005.  In connection with services provided under the consulting agreement, PGWML received $75,000 per month.  The following amounts were incurred in respect of such services:

(a)	three months ended March 31, 2006: nil;

(b)	year ended December 31, 2005: $397,000; and

(c)	year ended December 31, 2004: $900,000.

RCL and RMI used the Corporation's offices at 10 Toronto St., Toronto, Ontario until May 31, 2005 and paid no rent for the 2004 year and the five months ended May 31, 2005.  During 2003, the Corporation recorded income of $1.7 million from RCL, representing the operating costs of the Corporation's head office.  All but $42,000 of this amount has been collected from RCL.

Certain employees of the Corporation provided services to RCL, RMI and Argus until May 31, 2005.

Many employees of the Corporation are former employees of RMI.  Employment contracts for these employees were transferred to the Corporation effective January 1, 2004.  The employees retained all seniority, pension benefits and other entitlements earned while at RMI and remain beneficiaries under RCL's pension plan.  The pension plan is now under the control of an administrator appointed by the Financial Services Commission of Ontario.  The Corporation is unable to determine and no agreement has been made between RCL, RMI and the Corporation as to their respective legal obligations in respect of the RCL pension plan.

In June 2004, Domgroup advanced $1.1 million to RCL on a secured basis, evidenced by a promissory note.  The loan was not approved by the Board of Directors prior to the advance of the funds.  The loan was repaid with interest at the prime rate plus 8% per annum in September 2004.  Interest income of approximately $36,000 was received and recorded in 2004 in respect of this loan.

During the 1999-2002 fiscal periods, there were a number of non-interest bearing advances and repayments between the Corporation and related parties.  All amounts had been repaid by December 31, 2004, with the exception of $492,500 owing by TSI to RCL.  It does not appear that these advances were evidenced by promissory notes between the parties or that appropriate approvals were obtained.

In 2004 (through June 30, 2004), directors' and officers' insurance coverage was provided under master policies that covered directors and officers of the Corporation, its subsidiaries (excluding Sun-Times), RCL and its other subsidiaries.  The expense allocated to the Corporation relating to the insurance coverage amounted to $566,000 in 2004 and is included in general and administrative expenses.

At December 31, 2003, an amount of $406,000 was due from two newspaper operations controlled by former directors.  All but $2,000 was repaid in 2004.  In addition, the Corporation made loans to certain of its directors in connection with the subscription for convertible preference shares pursuant to its now-expired executive share purchase plan.  In November 1997, these loans were assumed by Domgroup.  In 1999, the Corporation also made loans to companies controlled by certain directors and executive officers of the Corporation in connection with the initial public offering of units by Hollinger L.P. ("Units").  All amounts were repaid in 2004.  The following table sets out certain information relating to such loans for each individual who was, or at any time during the fiscal year ended December 31, 2004 was, a director or executive officer of the Corporation and each associate of any such director or executive officer:

Name	Involvement of Corporation or Subsidiary (1)(2)	Largest Amount Outstanding During 2004	Security for Indebtedness (3)
Black	Domgroup, as lender	$3,454,000	735,280 Series II Preference Shares (6)
	the Corporation, as lender	$ 194,000	50,000 Units (4)
Radler	Domgroup, as lender	$2,502,000	577,720 Series II Preference Shares (6)
	the Corporation, as lender	$ 202,000	50,000 Units (4)

(1)
The loans made by the Corporation and assigned to Domgroup were non-interest bearing prior to the conversion of the preference shares subscribed for to Series II Preference Shares.  All preference shares subscribed for under the purchase plan have been converted and the Series II Preference Shares resulting from these conversions were held in trust by RCL for the benefit of the subscribers.  From October 1, 1998, the loans made by the Corporation and assigned to Domgroup bore interest at the prime rate plus 1/2% per annum and were secured by a pledge of the Series II Preference Shares resulting from the conversion of the preference shares issued under the purchase plan.

(2)	From April 13, 1999, the loans secured by a pledge of the Units bore interest at the prime rate plus 1/2% per annum.

(3)	The number of Series II Preference Shares and Units that were pledged as security for the indebtedness.

(4)	The Units were beneficially owned by Conrad Black Capital Corporation, a company controlled by Black.

(5)	The Units were beneficially owned by F.D. Radler Ltd., a company controlled by Radler.

(6)
On March 4, 2004, the 735,280 and 577,720 Series II Preference Shares beneficially owned by Black and Radler, respectively, and pledged as set out in the table above, were sold and a portion of the proceeds from such sales were applied to repay in full the loans owing to Domgroup and the Corporation.

On February 7, 2006, the Ontario Court approved an agreement between TSI and Richter.  The agreement amends an agreement entered into between TSI and Argus made as of June 30, 1986 granting Argus an option to purchase and a right of first refusal with respect to the real property located at 10 Toronto Street.  The agreement provided for the early expiration of the option and the termination of the right of first refusal.

MATERIAL CONTRACTS

The following material contracts, other than contracts entered into in the ordinary course of business, were entered into by the Corporation: (i) during the 2005 Financial Year or 2006 Financial Year; or (ii) before the 2005 Financial Year and subsequent to January 1, 2002 but are still in effect:

(a)	The Indentures. See "Corporate Structure – Senior Secured Notes";

(b)	The Support Agreement. See "General Development of the Corporation and its Business – Support Agreement and First Senior Secured Notes";

(c)	The Contribution Agreement. See "General Development of the Corporation and its Business – Support Agreement and First Senior Secured Notes";

(d)	The Co-operation Agreement. See "Legal Proceedings – Co-operation Agreement between the Corporation and the United States Attorney";

(e)
The Advisory Agreement, as modified by the Advisory Agreement MOA. See "General Development of the Corporation and its Business – Executive Transition" and "2006 Executive Compensation − Termination of Employment, Change in Responsibilities and Employment Contracts";

(f)
An agreement of purchase and sale dated October 31, 2006 between Domgroup and Lanterra Realty Inc. in respect of the real property located at 3087-3101 Dufferin Street and 770 Lawrence Avenue West, Toronto, Ontario for a sale price of $19.6 million.  See "General Development of the Corporation and its Business – Sale of Real Property";

(g)
An agreement of purchase and sale dated November 7, 2006 between Domgroup and Charis Developments Ltd. in respect of the real property located at 280 Hurontario Street, Collingwood, Ontario for a sale price of $2.81 million.  See "General Development of the Corporation and its Business – Sale of Real Property";

(h)
An agreement of purchase and sale dated December 8, 2006 by TSI under which the property at 10 Toronto Street, the Corporation's Toronto corporate office, will be sold to Morgan Meighen & Associates for $14 million.  See "General Development of the Corporation and its Business – Sale of Real Property"; and

(i)
In June 2002, the Corporation entered into an agreement for the sale of property at 1050 The Queensway, Toronto, Ontario.  The transaction closed on August 27, 2004.  The sale price was $3.6 million, of which $0.9 million was received in cash on closing and $2.7 million was satisfied by a vendor-take-back mortgage due on August 26, 2007.

TRANSFER AND REGISTRAR AGENT

The Corporation's transfer and registrar agent for the Common Shares and Series II Preference Shares is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1.

AUDIT COMMITTEE

Audit Committee Charter

The text of the charter of the Audit Committee is attached hereto as Exhibit A.

Composition of the Audit Committee

The Audit Committee as at each of March 31, 2006 and December 31, 2005 was composed of three independent directors.  Rattee is the Chairman of the Audit Committee.  Glassman and Hodgson are the other current members of the Audit Committee.  Hodgson was named to the Audit Committee following the resignation by Wright on April 17, 2006, who had served on the Audit Committee during all of the 2006 Financial Year and part of the 2005 Financial Year.  Each member of the Audit Committee is financially literate (as defined under MI 52-110).

Relevant Education and Experience

For a description of the relevant education and experience of Wright, Rattee and Glassman see "Directors and Officers".  For a description of the relevant education and experience of Hodgson, see "Directors and Officers – Recent Developments".

AUDITORS

The Corporation's auditor is Zeifman & Company, LLP, located at 201 Bridgeland Avenue, Toronto, Ontario M6A 1Y7.  Zeifman was appointed auditor for the Corporation on March 5, 2004.

Audit Fees

The aggregate fees billed by Zeifman in the financial years ended December 31, 2004, December 31, 2005 and March 31, 2006 were $498,050, $351,150 and $651,400, respectively.

Audit-Related Fees

The aggregate fees billed by Zeifman in the financial years ended December 31, 2004, December 31, 2005 and March 31, 2006 for assurance and related services that were reasonably related to the performance of the audit of the Corporation's financial statements (and were not reported under "− Audit Fees") were $6,450, $117,750 and $108,500, respectively.

Tax Fees

The aggregate fees billed by Zeifman in the financial years ended December 31, 2004, December 31, 2005 and March 31, 2006 for professional services rendered in connection with tax compliance, tax advice and tax planning were $2,500, $170,300 and $220,650, respectively.

All Other Fees

There were no other fees billed by Zeifman in the financial years ended December 31, 2004, December 31, 2005 and March 31, 2006 for products and services other than those reported under "− Audit Fees", "− Audit-Related Fees" and "− Tax Fees".

INTERESTS OF EXPERTS

As at each of December 31, 2006, March 31, 2006 and December 31, 2005, the partners and associates of Zeifman & Company, LLP did not own, beneficially, directly or indirectly, any securities of the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR which can be accessed through the Internet at www.sedar.com.  Additional financial information is provided in the Corporation's annual audited financial statements and related MD&A for the financial years ended March 31, 2006 and December 31, 2005.  A copy of such documents and this AIF may be obtained upon request from the Office of the Chief Executive Officer of the Corporation.  The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a holder of securities of the Corporation.

EXHIBIT A

CHARTER OF THE AUDIT COMMITTEE
OF
HOLLINGER INC.

GENERAL

1.	PURPOSE AND RESPONSIBILITIES OF THE COMMITTEE

1.1	Purpose

The primary purpose of the Committee is to assist Board oversight of:

(a)	the integrity of Hollinger's financial statements;
(b)	Hollinger's compliance with legal and regulatory requirements;
(c)	the External Auditor's qualifications and independence; and
(d)	the performance of Hollinger's External Auditor.

2.	DEFINITIONS AND INTERPRETATION

2.1	Definitions

In this Charter:

(a)	"Board" means the board of directors of Hollinger;
(b)	"Chairman" means the chairman of the Committee;
(c)	"Committee" means the audit committee of the Board;
(d)	"Director" means a member of the Board;
(e)	"External Auditor" means Hollinger's independent auditor;
(f)	"Hollinger" means Hollinger Inc.; and
(g)	"Subsidiaries" means Hollinger's subsidiaries excluding Sun-Times Media Group, Inc.

2.2	Interpretation

The provisions of this Charter are subject to the provisions of Hollinger's by-laws and to the applicable provisions of the Canada Business Corporations Act (the "Act"), and any other applicable legislation.

CONSTITUTION AND FUNCTIONING OF THE COMMITTEE

3.	ESTABLISHMENT AND COMPOSITION OF THE COMMITTEE

3.1	Establishment of the Audit Committee

The Committee is hereby continued with the constitution, function and responsibilities herein set forth.

3.2	Appointment and Removal of Members of the Committee

(a)           Board Appoints Members.  The members of the Committee shall be appointed by the Board.

(b)           Vacancies.  The Board may appoint a member to fill a vacancy which occurs in the Committee.

(c)           Removal of Member.  Any member of the Committee may be removed from the Committee by a resolution of the Board.

3.3	Number of Members

The Committee shall consist of three or more Directors.

3.4	Independence of Members

Each member of the Committee shall be independent for the purposes of all applicable regulatory and stock exchange requirements (unless such member is exempt from such requirement).

3.5	Financial Literacy

(a)           Financial Literacy Requirement.  Each member of the Committee shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee.

(b)           Definition of Financial Literacy.  "Financially literate" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Hollinger's financial statements.

3.6	Audit Committee Financial Expert

(a)           Attributes of an Audit Committee Financial Expert.  To the extent possible, the Board will appoint to the Committee at least one Director who has the following attributes:

(i)	an understanding of generally accepted accounting principles and financial statements;

(ii)	ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(iii)
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Hollinger's financial statements, or experience actively supervising one or more persons engaged in such activities;

(iv)	an understanding of internal controls and procedures for financial reporting; and

(v)	an understanding of audit committee functions.

(b)           Experience of the Audit Committee Financial Expert.  To the extent possible, the Board will appoint to the Committee at least one Director who acquired the attributes in (a) above through:

(i)
education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions (or such other qualification as the Board interprets such qualification in its business judgment);

(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)	other relevant experience.

3.7	Board Approval Required

No member of the Committee shall serve on more than three public company audit committees without the approval of the Board.

4.	COMMITTEE CHAIRMAN

4.1	Board to Appoint Chairman

The Board shall appoint the Chairman from the members of the Committee who are unrelated directors (or, if it fails to do so, the members of the Committee shall appoint the Chairman of the Committee from among its members).

4.2	Chairman to be Appointed Annually

The designation of the Committee's Chairman shall take place annually at the first meeting of the Board after a meeting of the members at which Directors are elected, provided that if the designation of Chairman is not so made, the Director who is then serving as Chairman shall continue as Chairman until his or her successor is appointed.

5.	COMMITTEE MEETINGS

5.1	Quorum

A quorum of the Committee shall be two members.

5.2	Secretary

The Chairman shall designate from time to time a person who may, but need not, be a member of the Committee, to be Secretary of the Committee.

5.3	Time and Place of Meetings

The time and place of the meetings of the Committee and the calling of meetings and the procedure in all things at such meetings shall be determined by the Committee; provided, however, the Committee shall meet at least quarterly.

5.4	In Camera Meetings

As part of each meeting of the Committee at which the Committee recommends that the Board approve the annual audited financial statements or at which the Committee approves  the quarterly financial statements, the Committee shall meet separately with each of:

(a)	management;

(b)	the External Auditor; and

(c)	the internal auditor if one exists.

5.5	Right to Vote

Each member of the Committee shall have the right to vote on matters that come before the Committee.

5.6	Invitees

The Committee may invite Directors, officers and employees of Hollinger or any other person to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee.  The External Auditor shall receive notice of each meeting of the Committee and shall be entitled to attend any such meeting at Hollinger's expense.

5.7	Regular Reporting

The Committee shall report to the Board at the Board's next meeting the proceedings at the meetings of the Committee and all recommendations made by the Committee at such meetings.

6.	AUTHORITY OF COMMITTEE

6.1	Retaining and Compensating Advisors

The Committee shall have the authority to engage independent counsel and other advisors as the Committee may deem appropriate in its sole discretion and to set and pay the compensation for any advisors employed by the Audit Committee.  The Committee shall not be required to obtain the approval of the Board in order to retain or compensate such consultants or advisors.

6.2	Recommendations to the Board

The Committee shall have the authority to make recommendations to the Board, but shall have no decision-making authority other than as specifically contemplated in this Charter.

7.	REMUNERATION OF COMMITTEE MEMBERS

7.1	Remuneration of Committee Members

Members of the Committee and the Chairman shall receive such remuneration for their service on the Committee as the Board may determine from time to time.

7.2	Directors' Fees

No member of the Committee may earn fees from Hollinger or any of its subsidiaries other than Directors' fees (which fees may include cash and/or shares or options or other in-kind consideration ordinarily available to directors, as well as all of the regular benefits that other directors receive).  For greater certainty, no member of the Committee shall accept, directly or indirectly, any consulting, advisory or other compensatory fee from Hollinger.

SPECIFIC DUTIES AND RESPONSIBILITIES

8.	INTEGRITY OF FINANCIAL STATEMENTS

8.1	Review and Approval of Financial Information

(a)           Annual Financial Statements.  The Committee shall review and discuss with management and the External Auditor, Hollinger's audited annual financial statements and related MD&A together with the report of the External Auditor thereon and, if appropriate, recommend to the Board that it approve the audited annual financial statements.

(b)           Interim Financial Statements.  The Committee shall review and discuss with management and, if requested by the Committee, the External Auditor and, if appropriate, approve, Hollinger's interim unaudited financial statements and related MD&A.

(c)           Material Public Financial Disclosure.  The Committee shall discuss with management and the External Auditor, as appropriate:

(i)	the types of information to be disclosed and the type of presentation to be made in connection with earnings press releases;

(ii)	financial information and earnings guidance (if any) provided to analysts and rating agencies; and

(iii)	press releases containing financial information (paying particular attention to any use of "pro forma" or "adjusted" non-GAAP information).

(d)           Procedures for Review.  The Committee shall be satisfied that adequate procedures are in place for the review of Hollinger's disclosure of financial information extracted or derived from Hollinger's financial statements (other than financial statements, MD&A and earnings press releases, which are dealt with elsewhere in this Charter) and shall periodically assess the adequacy of those procedures.

(e)           General.  The Committee shall review and discuss with management and the External Auditor:

(i)	the scope of the external audit;

(ii)	major issues regarding accounting principles and financial statement presentations, including any significant changes in Hollinger's selection or application of accounting principles;

(iii)	major issues as to the adequacy of Hollinger's internal controls over financial reporting and any special audit steps adopted in light of material control deficiencies;

(iv)
analyses prepared by management and/or the External Auditor setting forth significant financial reporting issues and judgments and estimates made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;

(v)
the effect on Hollinger's financial statements of regulatory initiatives, as well as off-balance sheet transactions structures, obligations (including contingent obligations) and other relationships of Hollinger with unconsolidated entities or other persons that have a material current or future effect on the financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses of Hollinger;

(vi)	the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented;

(vii)	any financial information or financial statements in prospectuses and other offering documents;

(viii)	the management certifications of the financial statements as required, under applicable securities laws in Canada or otherwise;

(ix)	any other relevant reports or financial information submitted by the Corporation to any governmental body, or the public;

(x)	funding and pension plan financial statements of Hollinger's pension plans, if any; and

(xi)	emerging accounting issues and their potential impact on Hollinger's financial reporting.

9.	EXTERNAL AUDITOR

9.1	External Auditor

(a)           Authority with Respect to External Auditor.  As a representative of Hollinger's shareholders, the Committee shall be directly responsible for the appointment, compensation and oversight of the work of the External Auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Hollinger.  In the discharge of this responsibility, the Committee shall:

(i)
have sole responsibility for recommending to the Board the person to be proposed to Hollinger's shareholders for appointment as External Auditor for the above-described purposes as well as the responsibility for recommending such External Auditor's compensation and determining at any time whether the Board should recommend to Hollinger's shareholders whether the incumbent External Auditor should be removed from office;

(ii)	review the terms of the External Auditor's engagement, discuss the audit fees with the External Auditor and be solely responsible for approving such audit fees; and

(iii)	require the External Auditor to confirm in its engagement letter each year that the External Auditor is accountable to the Board and the Committee as representatives of shareholders.

(b)           Independence.  The Committee shall satisfy itself as to the independence of the External Auditor.  As part of this process the Committee shall:

(i)	consider whether, in order to ensure continuing independence of the External Auditor, Hollinger should rotate periodically, the audit firm that serves as External Auditor;

(ii)
require the External Auditor to submit on a periodic basis to the Committee, a formal written statement delineating all relationships between the External Auditor and Hollinger and that the Committee is responsible for actively engaging in a dialogue with the External Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the External Auditor and for recommending that the Board take appropriate action in response to the External Auditor's report to satisfy itself of the External Auditor's independence; and

(iii)	review and approve the policy setting out the restrictions on Hollinger hiring partners, employees and former partners and employees of Hollinger's current or former External Auditor.

(c)           Issues Between External Auditor and Management.  The Committee shall:

(i)	review any problems experienced by the External Auditor in conducting the audit, including any restrictions on the scope of the External Auditor's activities or on access to requested information;

(ii)	review any significant disagreements with management and, to the extent possible, resolve any disagreements between management and the External Auditor; and

(iii)	review with the External Auditor:

(A)	any accounting adjustments that were proposed by the External Auditor, but were not made by management;

(B)	any communications between the audit team and audit firm's national office respecting auditing or accounting issues presented by the engagement; and

(C)	any management or internal control letter issued, or proposed to be issued by the External Auditor to Hollinger.

(d)           Non-Audit Services.

(i)	The Committee shall either:

(A)	pre-approve any non-audit services provided by the External Auditor or the external auditor of any subsidiary of Hollinger to Hollinger (including its subsidiaries); or

(B)
adopt specific policies and procedures for the engagement of non-audit services, provided that such pre-approval policies and procedures are detailed as to the particular service, the audit committee is informed of each non-audit service and the procedures do not include delegation of the audit committee's responsibilities to management.

(ii)
The Committee may delegate to one or more independent members of the Committee the authority to pre-approve non-audit services in satisfaction of the requirement in the previous section, provided that such member or members must present any non-audit services so approved to the full audit committee promptly following such pre-approval.

(iii)
The Committee shall instruct management to promptly bring to its attention any services performed by the External Auditor which were not recognized by Hollinger at the time of the engagement as being non-audit services.

(e)           Evaluation of External Auditor.  The Committee shall evaluate the External Auditor each year, and present its conclusions to the Board.  In connection with this evaluation, the Committee shall:

(i)	review and evaluate the performance of the lead partner of the External Auditor; and

(ii)	obtain and review a report by the External Auditor describing:

(A)	the External Auditor's internal quality-control procedures;

(B)
any material issues raised by the most recent internal quality-control review, or peer review, of the External Auditor's firm or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the External Auditor's firm, and any steps taken to deal with any such issues; and

(C)	all relationships between the External Auditor and Hollinger (for the purposes of assessing the External Auditor's independence).

(f)           Review of Management's Evaluation and Response.  The Committee shall:

(i)	review management's evaluation of the External Auditor's audit performance;

(ii)	review the External Auditor's recommendations, and review management's response to and subsequent follow-up on any identified weaknesses;

(iii)	receive regular reports from management and receive comments from the External Auditor, if any, on:

(A)	Hollinger's principal financial risks;

(B)	the systems implemented to monitor those risks; and

(C)	the strategies (including hedging strategies) in place to manage those risks; and

(iv)	recommend to the Board whether any new material strategies presented by management should be considered appropriate and approved.

10.	OTHER

10.1	Risk Assessment and Risk Management

The Committee shall discuss Hollinger's major financial risk exposures and the steps management has taken to monitor and control such exposures.

10.2	Related Party Transactions

The Committee shall review and approve all related party transactions in which Hollinger is involved or which Hollinger proposes to enter into.

11.	CHARTER REVIEW

The Committee shall review and assess the adequacy of this Charter annually and recommend to the Board any changes it deems appropriate.

January 2007